

Rabobank


10015775

Consolidated Financial Statements 2009

Rabobank Group

This publication, the financial statements and the separate edition 'Annual Report 2009 Rabobank Group' together form the annual report, the financial statements and other information of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

Consolidated Financial Statements 2009

General information

Rabobank Group ('Rabobank') is an international financial services provider operating on the basis of cooperative principles whose core comprises 147 local Rabobanks with 1,010 branches in the Netherlands. Rabobank comprises the local cooperative Rabobanks in the Netherlands, the central organisation Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) and a number of specialised subsidiaries. Rabobank provides services in the form of retail banking, wholesale banking, asset management, leasing and real estate services throughout the world.

Rabobank puts the common interests of people and communities first. In the Netherlands, the emphasis is on being an all-finance service provider. Internationally, Rabobank focuses on the food & agri business. Rabobank operates in Rabobank operates in 48 countries and employs some 59,000 FTEs.

Rabobank Nederland is a cooperative whose capital is divided into shares. It is largely the product of a merger on 1 December 1972 of the two largest Dutch cooperative entities at the time. Rabobank Nederland has its registered office in Amsterdam and is established under Dutch law for an indefinite period. Rabobank Nederland is registered at the Trade Registry of the Utrecht Chamber of Commerce under number 30046259.

Membership of Rabobank Nederland is open to cooperative banks whose Articles of Association have been approved by Rabobank Nederland.

The activities of Rabobank Nederland can be roughly divided into two categories. First, its role as central bank for the local Rabobanks in which role it encourages the establishment, continuation and development of cooperative banks, and its role as central bank for its members in which role it concludes agreements with members, negotiates members' rights and undertakes obligations on behalf of its members insofar as these obligations have the same consequences for all members. Second, Rabobank Nederland's own banking activities, which supplement and are independent of the activities of the local Rabobanks.

The local Rabobanks are part of an organisation of cooperative entities incorporated under Dutch law; the majority of the members are clients. At 31 December 2009, the local Rabobanks had approximately 1.8 million members.

Address:
Croeselaan 18
P.O. Box 17100
3500 HG Utrecht
The Netherlands

Internet:
www.rabobank.com/annualreports

Consolidated statement of financial position

In millions of euros	Note	At 31 December 2009	At 31 December 2008
Assets			
Cash and cash equivalents	6	16,565	7,105
Due from other banks	7	35,641	33,776
Trading financial assets	8	12,761	11,576
Other financial assets at fair value through profit and loss	9	9,122	7,896
Derivative financial instruments	10	39,091	66,759
Loans to customers	11	433,870	426,283
Available-for-sale financial assets	12	33,349	31,665
Held-to-maturity financial assets	13	418	497
Investments in associates	14	4,056	3,455
Intangible assets	15	3,736	3,728
Property and equipment	16	6,124	5,870
Investment properties	17	1,363	1,038
Current tax assets		240	298
Deferred tax assets	25	1,174	1,619
Employee benefits	26	1,467	-
Other assets	18	8,721	10,555
Total assets		607,698	612,120

In millions of euros	Note	At 31 December 2009	At 31 December 2008
Liabilities			
Due to other banks	19	22,429	23,891
Due to customers	20	286,338	304,214
Debt securities in issue	21	171,752	135,779
Derivative financial instruments and other trade liabilities	10	48,765	77,230
Other debts	22	8,083	8,644
Other financial liabilities at fair value through profit and loss	23	27,319	24,797
Provisions	24	1,095	875
Current tax liabilities		468	227
Deferred tax liabilities	25	489	474
Employee benefits	26	500	371
Subordinated debt	27	2,362	2,159
Total liabilities		569,600	578,661
Equity			
Equity of Rabobank Nederland and local Rabobanks	29	22,178	20,074
Rabobank Member Certificates issued by a group company	30	6,315	6,236
		28,493	26,310
Capital Securities and Trust Preferred Securities III to VI	31	6,182	3,510
Non-controlling interests	32	3,423	3,639
Total equity		38,098	33,459
Total equity and liabilities		607,698	612,120

Consolidated statement of income

In millions of euros	Note	For the year ended 31 December 2009	2008
Interest income	33	19,766	27,245
Interest expense	33	11,720	18,728
Interest	33	8,046	8,517
Fee and commission income	34	3,015	3,400
Fee and commission expense	34	440	511
Fees and commission	34	2,575	2,889
Income from associates	35	592	(26)
Net income from financial assets and liabilities at fair value through profit and loss	36	(226)	(1,155)
Gains on available-for-sale financial assets	12	138	(51)
Other income	37	742	1,478
Income		11,867	11,652
Staff costs	38	3,869	4,290
Other administrative expenses	39	2,908	2,796
Depreciation and amortisation	40	527	525
Operating expenses		7,304	7,611
Value adjustments	41	1,959	1,189
Operating profit before taxation		2,604	2,852
Income tax expense	42	316	98
Net profit		2,288	2,754
Of which attributable to Rabobank Nederland and local Rabobanks	29	1,475	2,089
Of which attributable to holders of Rabobank Member Certificates	30	318	316
Of which attributable to Capital Securities	31	308	94
Of which attributable to Trust Preferred Securities III to VI	31	78	100
Of which attributable to non-controlling interests	32	109	155
Net profit for the year		2,288	2,754

See the notes to the consolidated financial statements.

Consolidated statement of comprehensive income

In millions of euros	For the year ended 31 December 2009	2008
Net profit	2,288	2,754
Arising in the period (after taxation):		
Foreign currency translation reserves		
Currency translation differences	45	(337)
Revaluation reserve - Available-for-sale financial assets		
Changes in associates	(359)	(416)
Fair value changes	490	(1,482)
Amortisation of reclassified assets	210	119
Transferred to profit or loss	189	392
Revaluation reserve - Associates		
Fair value changes	(29)	(1)
Revaluation reserve - Cash flow hedges		
Fair value changes	(6)	(32)
Non-controlling interests		
Currency translation differences	(37)	56
Changes in AFS revaluation reserve	12	472
Issue of Capital Securities		
Costs of issue of Capital Securities	(13)	(12)
Total other comprehensive income	502	(1,241)
Total comprehensive income	2,790	1,513
Of which attributable to Rabobank Nederland and local Rabobanks	2,002	320
Of which attributable to holders of Rabobank Member Certificates	318	316
Of which attributable to Capital Securities	308	94
Of which attributable to Trust Preferred Securities III to VI	78	100
Of which attributable to non-controlling interests	84	683
Total comprehensive income	2,790	1,513

Consolidated statement of changes in equity

In millions of euros	Equity of Rabobank Nederland and local Rabobanks	Rabobank Member Certificates	Capital Securities and TPS	Non-controlling interests	Total
At 1 January 2008	19,684	6,233	2,779	2,713	31,409
Total comprehensive income	320	316	194	683	1,513
Payment on Rabobank Member Certificates, Trust Preferred Securities III to VI (TPS) and Capital Securities	-	(316)	(194)	-	(510)
Issue of Capital Securities	-	-	835	-	835
Share premium	(115)	154	-	-	39
Other	185	(151)	(104)	243	173
At 31 December 2008	20,074	6,236	3,510	3,639	33,459
At 1 January 2009	20,074	6,236	3,510	3,639	33,459
Total comprehensive income	2,002	318	386	84	2,790
Payment on Rabobank Member Certificates, Trust Preferred Securities III to VI (TPS) and Capital Securities	-	(318)	(386)	-	(704)
Issue of Rabobank Member Certificates and Capital Securities	-	79	3,160	-	3,239
Purchase of Trust Preferred Securities III	-	-	(527)	-	(527)
Other	102	-	39	(300)	(159)
At 31 December 2009	22,178	6,315	6,182	3,423	38,098

Consolidated statement of cash flows

In millions of euros	Note	For the year ended 31 December 2009	2008
Cash flows from operating activities			
Operating profit before taxation		2,604	2,852
Adjusted for:			
Non-cash items recognised in profit and loss			
Depreciation and amortisation	40	527	525
Value adjustments	41	1,959	1,189
Result on sale of property and equipment		(14)	(12)
Share of (profit) of associates	35	(592)	84
Fair value results on financial assets and liabilities at fair value through profit and loss	36	226	1,155
Net result on available-for-sale financial assets	12	(138)	51
Net change in operating assets:			
Due from and due to other banks	7, 19	(3,346)	(12,999)
Trading financial assets	8	(2,613)	17,603
Derivative financial instruments	10	27,668	(40,670)
Net change in non-trading financial assets at fair value through profit and loss	9	2,949	7,731
Loans to customers	11	(8,856)	(53,315)
Dividends received from associates and financial assets		54	68
Net change in liabilities relating to operating activities:			
Derivative financial instruments and other trade liabilities	10	(28,464)	46,133
Due to customers	20	(17,875)	27,604
Debt securities in issue	21	35,973	(6,033)
Other debts	22	(562)	(1,874)
Income tax paid		(216)	(789)
Other changes		932	12,950
Net cash flow from operating activities		10,216	2,253
Cash flows from investing activities			
Acquisition of associates net of cash and cash equivalents acquired	14	(425)	(181)
Disposal of associates net of cash and cash equivalents		3	1
Acquisition of property and equipment and investment properties	16, 17	(2,020)	(1,638)
Proceeds from sale of property and equipment		531	893
Acquisition of available-for-sale financial assets and held-to-maturity financial assets	12, 13	(25,652)	(16,508)
Proceeds from sale and repayment of available-for-sale financial assets and held-to-maturity financial assets		24,521	19,889
Net cash flow from investing activities		(3,042)	2,456
Cash flows from financing activities			
Proceeds from issue of Capital Securities and Rabobank Member Certificates	30, 31	3,239	823
Proceeds from issue of subordinated debt	27	1,000	-
Payment on Rabobank Member Certificates, Trust Preferred Securities III to VI and Capital Securities		(704)	(510)
Purchase of Trust Preferred Securities	27, 31	(1,249)	-
Repayment of and proceeds from issue of subordinated debt	27	-	(46)
Net cash flow from financing activities		2,286	267
Net change in cash and cash equivalents		9,460	4,976
Cash and cash equivalents at beginning of year	6	7,105	2,129
Cash and cash equivalents at end of year		16,565	7,105
The cash flows from interest are included in the net cash flow from operating activities			
Interest income		20,503	27,088
Interest expense		12,289	18,219

Notes to the consolidated financial statements

1 Basis of consolidation

Rabobank Group ('Rabobank') comprises the local Rabobanks ('Members') in the Netherlands, the central cooperative Rabobank Nederland and other specialised subsidiaries. Together they form Rabobank Group. Rabobank Nederland advises the Members and assists them in the provision of their services. Rabobank Nederland also advises the Members on behalf of De Nederlandsche Bank (the Dutch Central Bank). Rabobank's cooperative structure has several executive levels, each with its own duties and responsibilities.

In IFRS terms, Rabobank Nederland exercises control over the local Rabobanks.
The consolidated financial statements of Rabobank include the financial information of Rabobank Nederland and that of the Members and the other group companies.

2 Accounting policies

The main accounting policies used in preparing these consolidated financial statements are explained below.

2.1 General

The consolidated financial statements of Rabobank have been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union. In 2009, Rabobank applied IFRS 8, IFRIC 13 and IFRIC 14 and the amendments to IAS 1, IFRS 7 and IAS 23. In addition, the improvements to the IFRSs have been applied.

IFRS 8 'Operating Segments' applies to financial years commencing on or after 1 January 2009. It addresses the manner in which segments should be defined for financial reporting purposes. Furthermore, the standard requires disclosure of the products and services which the company offers, the geographical areas in which the company operates and its principal clients. This standard does not affect the manner in which segment information is presented.

IFRIC 13 'Customer Loyalty Programmes' applies to financial years commencing on or after 1 January 2009. Customer loyalty programmes are used by entities to provide customers with incentives to buy their goods or services. If a customer buys goods or services, the entity grants the customer award credits (often described as 'points'). IFRIC 13 requires entities to recognise these points as a separate component of the sale transaction. Since Rabobank does not operate any customer loyalty programmes, IFRIC 13 does not apply.

IFRIC 14 'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' applies to financial years commencing on or after 1 January 2009. IFRIC 14 provides further guidance with respect to the assessment of the restriction under IAS 19 on the surplus that can be recognised as a receivable. In addition, IFRIC 14 explains how contractual funding requirements or funding requirements under the Articles of Association could influence a pension asset or pension liability. This interpretation has no effect on results or equity.

The amendment to IAS 1 'Presentation of Financial Statements' applies to financial years commencing on or after 1 January 2009. The adjustment aims to enable users of financial reports to analyse and compare the information in the financial statements more effectively. This standard affects the presentation; the statement of comprehensive income has been added.

The amendment to IFRS 7 applies to financial years commencing on or after 1 January 2009. The aim of the adjustment is to provide more extensive disclosure of valuation methods used for financial instruments and liquidity risk. The amendment results in additional disclosure, but does not affect results or equity.

The amendment to IAS 23, 'Borrowing Costs', applies to financial years commencing on or after 1 January 2009. The amendment results in the requirement for companies to capitalise borrowing costs that are directly attributable

to the acquisition, construction or production of a qualifying asset as part of the costs of that asset. Directly recognising such borrowing costs in profit or loss is no longer allowed. This amendment does not significantly affect the consolidated financial statements.

The most important new or amended standards and interpretations issued by the IASB that apply to Rabobank with effect from 2009 are IFRS 3 Business Combinations (amended) and IFRS 9 Financial Instruments. Rabobank does not expect the amended IFRS 3 to have a material impact on its consolidated financial statements. The impact of IFRS 9 is currently being assessed.

The consolidated financial statements have been prepared on the basis of the accounting policies outlined below. The remaining assets and liabilities are accounted for on a historical cost basis, unless otherwise stated.

Unless otherwise stated, all amounts in these financial statements are in millions of euros.

2.1.1 Changes in accounting policies and presentation

With effect from 1 January 2009, Rabobank capitalises borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of that asset's cost. Other borrowing costs are expensed as incurred.

Insofar as other insights implied the need for reclassifications, the comparative figures have been restated.

2.1.2 Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities, the reporting of contingent assets and liabilities at the date of the financial statements, as well as the amounts reported for income and expenses during the reporting period. The situations that are assessed based on available financial data and information mainly concern the determination of the provision for doubtful debts, the fair value of assets and liabilities and impairments. Although management based their estimates on the most careful assessment of the current circumstances and activities, the actual results might deviate from these estimates.

2.2 Group financial statements

2.2.1 Subsidiaries

Subsidiaries and other entities (including special purpose entities over which Rabobank exercises control, directly or indirectly) are consolidated. The assets, liabilities and results of these entities are consolidated in full. Subsidiaries are consolidated from the date on which Rabobank obtains control, and cease to be consolidated on the date that this control ends. All intra-group transactions, balances and unrealised gains and losses on transactions between Rabobank Group entities are eliminated for consolidation purposes.

Internal liability (cross-guarantee system)

A number of corporate entities forming part of Rabobank Group stand surety for one another within the meaning of the Financial Supervision Act. This arrangement stipulates that, in the event of a participating entity not having sufficient financial resources to meet its obligations to creditors, the other participating entities have to provide sufficient financial resources to the aforementioned entity so that it is able to meet these obligations.

The participating entities are:

- The local member banks of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
- Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Amsterdam
- Rabohypotheekbank N.V., Amsterdam
- Raiffeisenhypotheekbank N.V., Amsterdam
- Schretlen & Co N.V., Amsterdam
- De Lage Landen International B.V., Eindhoven
- De Lage Landen Financiering B.V., Eindhoven
- De Lage Landen Trade Finance B.V., Eindhoven
- De Lage Landen Financial Services B.V., Eindhoven

2.2.2 Joint ventures

The interests of Rabobank in entities where control is shared are consolidated proportionally. With this method, Rabobank includes its share of the income and expenses, assets and liabilities, and cash flows of the various joint ventures in the relevant items of its financial statements.

2.2.3 *Investments in associates*

Investments in associates are recognised in accordance with the equity method. With this method, Rabobank's share of the profits and losses of an associate – subject to Rabobank's accounting policies – (after the acquisition) is recognised in profit and loss, and its share of the changes in reserves after the acquisition is recognised in reserves. The cumulative changes after acquisition are adjusted to the cost of the investment.

Associates are entities over which Rabobank has significant influence and in which it usually holds between 20% and 50% of the voting rights but over which it does not exercise control. Unrealised gains on transactions between Rabobank and its associates are eliminated in proportion to the size of Rabobank's interest in the associates. Unrealised losses are also eliminated unless the transaction indicates that an impairment loss should be recognised on the asset transferred. Investments by Rabobank in associates include the goodwill acquired. If Rabobank's share in the losses of an associate equals or exceeds its interest in the associate, Rabobank will not recognise any more losses of the associate unless Rabobank has given undertakings or made payments on behalf of this associate.

2.3 Derivative financial instruments and hedging

2.3.1 *General*

Derivative financial instruments generally comprise foreign currency contracts, currency and interest rate futures, forward rate agreements, currency and interest rate swaps, and currency and interest rate options (written as well as acquired). Derivative financial instruments might be traded on an exchange or as over-the-counter (OTC) instruments between Rabobank and a client. All derivative financial instruments are recognised at fair value. The fair value is determined using listed market prices, prices offered by traders, cash-flow discounting models and option valuation models based on current market prices and contracted prices for the underlying instruments, as well as the time value of money, yield curves and the volatility of the underlying assets and liabilities. All derivative financial instruments are included under assets if their fair value is positive and under liabilities if their fair value is negative.

Derivative financial instruments embedded in other financial instruments are treated separately if their risks and characteristics are not closely related to those of the underlying derivative contract and this contract is not classified at fair value through profit and loss.

2.3.2 *Instruments not used for hedging*

Realised and unrealised gains and losses on derivative financial instruments classified by Rabobank as held for trading are recognised under 'Trading income'.

2.3.3 *Hedging instruments*

Rabobank also uses derivative financial instruments as part of statement of financial position control to manage its interest rate risks, credit risks and foreign currency risks. Rabobank makes use of the possibilities provided by the EU through the carve-out in IAS 39. The carve-out facilitates the application of fair value portfolio hedge accounting to certain positions. Buckets are used to measure effectiveness.

On the date of concluding a derivative contract, Rabobank can designate certain derivative financial instruments as (1) a hedge of the fair value of an asset or liability in the statement of financial position (fair value hedge), as (2) a hedge of future cash flows attributable to an asset or liability in the statement of financial position, an expected transaction or a non-current liability (cash flow hedge), or as (3) a hedge of a net investment in a foreign entity (net investment hedge). Hedge accounting can be applied for derivative financial instruments designated in this manner if certain criteria are met. These criteria include:

- Formal documentation of the hedging instrument, the hedged item, the objective of the hedge, the hedging strategy and the hedge relationship before applying hedge accounting;
- The hedge is expected to be very effective (in a range of 80% to 125%) in offsetting changes in the hedged item's fair value or cash flows attributable to the hedged risks during the entire reporting period; and
- The hedge is continuously very effective from inception onwards.

Changes in the fair value of derivative financial instruments that are designated as fair value hedges and are effective in relation to the hedged risks are recognised in profit and loss, together with the corresponding changes in the fair value of the assets or liabilities hedged against the risks in question.

If the hedge no longer meets the criteria for hedge accounting (according to the fair value hedge model), any adjustment to the carrying amount of a hedged interest-bearing financial instrument is amortised through profit and loss until the end of the hedged period. Any adjustment to the carrying amount of a hedged equity instrument is recognised under equity until disposal of the equity instrument.

Changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges and that are highly effective in relation to the hedged risks are recognised in the hedging reserve included under equity (see note 10). The non-effective part of the changes in the fair values of the derivative financial instruments is recognised in profit and loss. If the forecast transaction or the non-current liability results in the recognition of a

non-financial asset or a non-financial liability, any deferred gain or loss included in equity is restated to the initial carrying amount (cost) of the asset or the liability. In all other cases, deferred amounts included in equity are taken to the statement of income and are classified as income or expenses in the periods in which the hedged non-current liability or the forecast transaction had an effect on profit and loss.

Certain derivative contracts, although they are economic hedges in relation to the managed risk positions taken by Rabobank, do not qualify for hedge accounting under the specific IFRS rules. These contracts are therefore treated as derivative trading financial instruments.

The fair value of derivative financial instruments held for trading and hedging purposes is disclosed in note 10, 'Derivative financial instruments and other trade liabilities'.

2.4 Trade liabilities and other liabilities at fair value through profit and loss

2.4.1 Trade liabilities

Trade liabilities are mainly negative fair values of derivative financial instruments and delivery obligations arising on short selling of securities. Securities are sold short to realise gains from short-term price fluctuations. The securities needed to settle the short selling are acquired through securities leasing or sale and securities repurchase agreements. Securities sold short are recognised at fair value at the reporting date.

2.4.2 Other liabilities at fair value through profit and loss

Other liabilities at fair value through profit and loss include certain financial liabilities that Rabobank does not intend to sell, but which it accounted for at fair value on initial recognition. Changes in the fair value of these financial liabilities are recognised in profit and loss for the period in which they arise.

2.5 Trading financial assets

Trading financial assets are acquired to realise gains from short-term fluctuations in the prices or margins of traders, or form part of a portfolio that regularly generates short-term gains.

These assets are stated at fair value based on quoted bid prices. Any realised and unrealised gains and losses are included under 'Trading income'. Interest earned on trading financial assets is recognised as interest income. Dividends received on trading financial assets are recognised as 'Trading income'.

All purchases and sales of trading financial assets that have to be delivered within a period prescribed by regulations or market convention are recognised at the transaction date. Other trading transactions are recognised as derivative financial instruments until the date of settlement.

2.6 Non-trading financial assets and liabilities at fair value through profit and loss

Rabobank has opted to classify financial instruments not acquired or entered into for realising gains from short-term fluctuations in traders' prices or margins at fair value through profit and loss. These financial assets, including venture capital, are carried at fair value.

Management designates financial assets and liabilities to this category upon initial recognition if any or all of the following criteria are met:

- Such a designation eliminates or substantially reduces any inconsistent treatment that would otherwise have arisen upon valuation of the assets or liabilities or recognition of profits or losses on the basis of different accounting policies;
- The assets and liabilities belong to a group of financial assets and/or financial liabilities that are managed and assessed on the basis of their fair value in accordance with a documented risk management or investment strategy;
- The financial instrument contains an embedded derivative financial instrument, unless the embedded derivative financial instrument does not significantly affect the cash flows or if it is evident, after limited analysis or no analysis at all, that separate recognition is not required.

Interest earned on assets with this classification is recognised as interest income and interest due on liabilities with this classification is recognised as interest expense. Any other realised and unrealised gains and losses on revaluation of these financial instruments at fair value are included under 'Income from other financial assets and liabilities'.

2.7 Day 1 profit

Discrepancies between the transaction price and fair value may arise if valuation techniques are applied at the time of the transaction. Such a discrepancy is referred to as Day 1 profit. Rabobank recognises this profit directly under 'Trading income' provided that the valuation technique is based on observable data inputs (from active markets). If unobservable data inputs were used, the Day 1 profit is amortised over the term of the transaction and recognised under 'Other debts'. Profit is subsequently accounted for if the financial instrument in question is sold or if the data input has subsequently become observable.

2.8 Available-for-sale financial assets

Management determines the appropriate classification of a financial asset on the date of acquisition.

Financial assets that are intended to be held indefinitely and that could be sold for liquidity purposes or in response to changes in interest rates, exchange rates or share prices are classified as available for sale.

Available-for-sale financial assets are initially recognised at costs and immediately revalued at fair value based on quoted bid prices or values derived from cash flow models. The fair values of unlisted equity instruments are estimated based on appropriate price/earnings ratios, adjusted to reflect the specific circumstances of the respective issuers. Any unrealised gains and losses from changes in the fair value of available-for-sale financial assets are recognised in equity unless they relate to amortised interest. If such financial assets are disposed of or suffer impairment losses, the adjustments to fair value are recognised in profit and loss.

At each reporting date, management assesses whether there are objective indications of impairment of available-for-sale assets. An investment is impaired if its cost permanently exceeds its recoverable amount, i.e. its fair value is permanently or significantly lower than its cost. The recoverable amount of investments in unlisted equity instruments is determined using approved valuation methods, whereas the recoverable amount of listed financial assets is determined on the basis of market value. These listed assets are deemed to be impaired if there are objective indications that the market value has decreased to such a degree that no reasonable assumptions can be made that the value will recover to carrying amount in the foreseeable future. If the impairment of an available-for-sale asset diminishes in a subsequent period and the diminution can be objectively attributed to an event that occurred after the impairment, the impairment is reversed through profit and loss. This does not apply to investments in equity instruments whereby an increase in value after impairment is accounted for as a revaluation.

All purchases and sales made in accordance with standard market conventions for available-for-sale financial assets are recognised at the transaction date. All other purchases and sales are recognised at the settlement date.

2.9 Held-to-maturity financial assets

Financial assets with fixed terms and cash flows are classified as held-to-maturity financial assets, provided management intends to keep them for their full terms and is in a position to do so. Management determines the appropriate classification for its investments on their acquisition dates.

Held-to-maturity financial assets are carried at amortised cost based on the effective interest method, net of provisions for impairment losses.

Interest earned on held-to-maturity financial assets is recognised as interest income. All purchases and sales made in accordance with standard market conventions for held-to-maturity financial assets are recognised at the date of settlement. All other purchases and sales are recognised as forward derivative contracts until their dates of settlement.

2.10 Repurchase agreements and reverse repurchase agreements

Financial assets that are sold subject to related sale and repurchase agreements are included in the financial statements under 'Trading financial assets' and 'Available-for-sale financial assets'. The liability to the counterparty is included under 'Due to other banks' and 'Due to customers', depending on the application.

Financial assets acquired under reverse sale and reverse repurchase agreements are recognised as Due from other banks, or Loans to customers, depending on the application. The difference between the selling price and repurchasing price is recognised as interest income or interest expense over the term of the agreement, based on the effective interest method.

2.11 Securitisations and other derecognition constructions

Rabobank securitises, sells and carries various financial assets. Those assets are sometimes sold to special purpose entities ('SPEs'), which then issue securities to investors. Rabobank has the option of retaining an interest in sold securitised financial assets in the form of subordinated interest-only strips, subordinated securities, spread accounts, servicing rights, guarantees, put options and call options, and other constructions.

A financial asset (or a portion of it) is derecognised if:

- The rights to the cash flows from the asset expire;
- The rights to the cash flows from the asset and a substantial portion of the risks and benefits of ownership of the asset are transferred;
- A commitment to transfer the cash flows from the asset is presumed and a substantial portion of the risks and benefits are transferred;
- Not all the economic risks and benefits are retained or transferred; however, control over the asset is transferred.

If Rabobank retains control over the asset but does not retain a substantial portion of the rights and benefits,

the asset is recognised in proportion to the continuing involvement of Rabobank. A related liability is also recognised to the extent of Rabobank's continuing involvement. The recognition of changes in the value of the liability corresponds to the recognition of changes in the value of the asset.

If a transaction does not meet the above conditions for derecognition, it is recognised as a loan for which security has been provided.

To the extent that the transfer of a financial asset does not qualify for derecognition, the transfer does not result in Rabobank's contractual rights being separately recognised as derivative financial instruments if recognition of these instruments and the transferred asset, or the liability arising on the transfer, were to result in double recognition of the same rights or obligations.

Gains and losses on securitisations and sale transactions depend partly on the previous carrying amounts of the financial assets transferred. These are allocated to the sold and retained interests based on the relative fair values of these interests at the date of sale. Any gains and losses are recognised through profit and loss at the time of transfer.

The fair value of the sold and retained interests is based on quoted market prices or calculated as the present value of the future expected cash flows, using pricing models that take into account various assumptions such as credit losses, discount rates, yield curves, payment frequency and other factors.

Rabobank decides whether the SPE should be included in the consolidated financial statements. For this purpose, it performs an assessment of the SPE by taking a number of factors into consideration, including the activities, decision-making powers and the allocation of the benefits and risks associated with the activities of the SPE.

2.12 Cash and cash equivalents

Cash equivalents are highly liquid short-term investments held to meet current obligations in cash, rather than for investments or other purposes. Such obligations have outstanding terms of less than 90 days at inception. Cash equivalents are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

2.13 Netting of financial assets and liabilities

Financial assets and liabilities are set off and the net amount is transferred to the statement of financial position if a legal right to set off the recognised amounts exists and it is intended to settle the expected future cash flows on a net basis, or to realise the asset and settle the liability simultaneously. This mainly concerns netting off of current account balances. The set-off of taxes is discussed in section 2.25.

2.14 Foreign currencies

2.14.1 Foreign entities

Items included in the financial statements of each entity in Rabobank Group are carried in the currency that best reflects the economic reality of the underlying events and circumstances that are relevant for the entity ('the functional currency').The consolidated financial statements are presented in euros, which is the parent company's functional currency.

Gains, losses and cash flows of foreign entities are translated into the presentation currency of Rabobank at the exchange rates ruling at the transaction dates, which is approximately equal to the average exchange rates. For purposes of the statement of financial position, they are translated at closing rates. Translation differences arising on the net investments in foreign entities and on loans and other currency instruments designated as hedges of these investments are recognised in equity. If a foreign entity is sold, any such translation differences are recognised in profit and loss as part of the gain or loss on the sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are recognised as assets and liabilities of the foreign entity and are translated at the closing rate.

2.14.2 Transactions in foreign currencies

Transactions in foreign currencies are translated into the functional currency at the exchange rates ruling at the transaction dates. Translation differences arising on the settlement of such transactions or on the translation of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss, unless they are recognised in equity as qualifying net investment hedges.

Translation differences on debt securities and other monetary financial assets carried at fair value are included under foreign exchange gains and losses. Translation differences on non-monetary items such as equity instruments held for trading are recognised as part of the fair value gains or losses. Translation differences on available-for-sale non-monetary items are included in the revaluation reserve reported under equity.

2.15 Interest

Interest income and expense for all interest-bearing instruments is recognised in profit and loss on an accrual basis, with the effective interest method being applied. Interest income includes coupons relating to fixed-interest financial assets and trading financial assets, as well as the cumulative premiums and discounts on government treasury securities and other cash equivalent instruments. If any loans suffer impairment losses, they are written down to their recoverable amounts and the interest income recognised henceforth is based on the discount rate for calculating the present value of the future cash flows used to determine the recoverable amounts.

2.16 Fees and commission

Income from asset management activities consists mainly of unit trust, fund management commission and administration. Income from asset management and insurance brokerage is recognised as earned once the services have been provided.

Fees and commission are generally recognised on an accrual basis. Fees and commission received for negotiating a transaction, or taking part in the negotiations, on behalf of third parties, for example the acquisition of a portfolio of loans, shares or other securities, or the sale or purchase of companies, are recognised at completion of the underlying transactions.

2.17 Loans to customers and due from other banks

Loans to customers and due from other banks are non-derivative financial instruments with fixed or defined payments, not listed on an active market, apart from such assets that Rabobank classifies as trading, at fair value on initial recognition with changes recognised through profit and loss, or as available for sale. These loans and receivables are measured at amortised cost, including transaction costs.

Loans are subject to either individual or collective impairment analyses. A value adjustment, a provision for losses on loans, is recognised if there is objective evidence that Rabobank will not be able to collect all amounts due under the original terms of the contract. The size of the provision is the difference between the carrying amount and the recoverable amount, which is the present value of the expected cash flows, including amounts recoverable under guarantees and sureties, discounted at the original effective rate of interest of the loans.

The provision for loans includes losses if there is objective evidence that losses are attributable to some portions of the loan portfolio at the reporting date. Examples of objective evidence for value adjustments are:

- Significant financial problems on the part of the borrower;
- Default in making interest and/or redemption payments on the part of the borrower;
- Loan renegotiations;
- Possibility of bankruptcy of or financial reorganisation at the borrower;
- Changes in borrowers' payment status;
- Changes in economic circumstances that could cause the borrower to default.

The losses are estimated based on the historical pattern of losses for each separate portion, the credit ratings of the borrowers, and taking into account the actual economic conditions under which the borrowers conduct their activities. The carrying amount of the loans is reduced through the use of a provision account and the loss is taken to the statement of income. If a loan is not collectible, it is written off from the related provision for losses on loans. Any amounts subsequently collected are included under the item 'Value adjustments' in the statement of income.

In its role as relationship bank, Rabobank will try to prevent the risk of default of payment on the part of the customer through adequate credit management, regular consultations with the customer and taking timely action. If despite these efforts a customer defaults on payment, Rabobank will attempt to restructure the loan instead of realising the collateral as long as it sees prospects for continuity. This may result in payments being rescheduled, new terms attached to the loan agreed or additional collateral obtained. As soon as the prospects for continuity have recovered, the loan is no longer considered impaired (not fully collectible). Management continually assesses these renegotiated loans to ensure that all criteria are satisfied with a view to expected future cash flows.

At each reporting date, management assesses whether there is objective evidence that reclassified loans previously recognised as available-for-sale assets have been impaired. If this is the case, the revaluation reserve is recognised in the 'Net income from other financial assets and liabilities classified as at fair value through profit or loss'. The loan is subsequently remeasured at the present value of the future cash flows at the effective rate of interest at the inception of the contract and also recognised in 'Net income from other financial assets and liabilities classified as at fair value through profit or loss'.

2.18 Intangible assets

2.18.1 Goodwill

Goodwill is the amount by which the acquisition price paid for a subsidiary or associate exceeds the fair value on the acquisition date of Rabobank's share of the net assets and the contingent liabilities of the entity acquired. When non-controlling interests are purchased, the positive and negative difference between the cost and the carrying amount is accounted for as goodwill. Impairment tests are performed annually or – if indications so dictate – more frequently to determine whether impairment has occurred.

2.18.2 Software development costs

Costs related to the development or maintenance of software are recognised as an expense at the time they are incurred. Costs directly incurred in connection with identifiable and unique software products over which Rabobank has control and that will probably provide economic benefits exceeding the costs for longer than a year are recognised as intangible assets. Direct costs include the employee expenses of the software development team, financing and an appropriate portion of the relevant overhead.

Expenditures that improve the performance of software compared with their original specifications are added to the original cost of the software. Software development costs are recognised as assets and amortised on a straight-line basis over a period not exceeding five years.

2.18.3 Insurance contracts acquired as part of a business combination or upon portfolio transfer and other intangible assets

The fair value (present value of the expected future cash flows) of contractual insurance rights and obligations are capitalised as intangible assets and amortised over the term of the contract, which is generally between two and five years. The other intangible assets are amortised over their useful lives.

Each year, Rabobank performs an impairment test based on expected future cash flows. An impairment loss is recognised if the expected future profits do not justify the carrying amount of the asset.

2.18.4 Impairment losses on goodwill

Each year at year-end goodwill is tested for impairment by comparing the recoverable amount of cash-flow generating units with their carrying amount. The higher of value in use on the one hand and fair value less selling costs on the other determines the recoverable amount. The definition of cash-flow generating units depend on the type of company acquired.

The recoverable amount of a cash-flow generating unit is arrived at by determining the present valueof the expected future cash flows of the cash-flow generating unit in question at the interest rate before tax. The major assumptions used in the cash flow model depend on the input data which reflect different financial and economic variables, such as the risk-free interest rate in a country and a premium reflecting the inherent risk of the entity concerned. The variables are determined subject to review by management.

2.18.5 Impairment losses on intangible assets

At each reporting date, Rabobank assesses whether there are indications of impairment of other intangible assets. If such indications exist, impairment testing is carried out to determine whether the carrying amount of the other intangible assets is fully recoverable. An impairment loss is recognised if the carrying amount exceeds the recoverable amount. Goodwill and software under development are tested for impairment each year at the reporting date or more frequently if indications of impairment exist.

2.19 Property and equipment

Equipment (for own use) is recognised at historical cost net of accumulated depreciation and impairments if applicable.

Property (for own use) represents mainly offices and is also recognised at cost less accumulated depreciation and impairments if applicable.

Straight-line deprecation is applied to these assets in accordance with the schedule below.
Each asset is depreciated to its residual value over its estimated useful life:

- Land	Not depreciated
- Buildings	25 – 40 years
Equipment, including	
- Computer equipment	1 – 5 years
- Other equipment and vehicles	3 – 8 years

Each year, Rabobank assesses whether there are indications of impairment of property and equipment. If the carrying amount of an asset exceeds its estimated recoverable amount, the carrying amount is written down immediately to the recoverable amount. Gains and losses on the disposal of items of property and equipment are determined in proportion to their carrying amounts and taken into account when determining the operating result. Repair and maintenance work is charged to profit and loss at the time the relevant costs are incurred. Expenditures on extending or increasing the benefits from land and buildings compared with their original benefits are capitalised and subsequently depreciated.

2.20 Investment properties

Investment properties, mainly office buildings, are held for their long-term rental income and are not used by Rabobank or its subsidiaries. Investment properties are recognised as long-term investments and included in the statement of financial position at cost, net of accumulated depreciation and impairment.

Investment properties are depreciated in accordance with the terms of the underlying lease contracts.

2.21 Work in progress

Work in progress is included in 'other assets' in the statement of financial position. Work in progress relates to commercial real estate projects as well as sold and unsold housing projects under construction or planned and is carried at cost plus allocated interest, net of provisions as necessary. Instalments invoiced to buyers and customers are deducted from work in progress. If the balance for a project is negative (the amount of the invoiced instalments exceeds the capitalised costs), the balance of that project is reclassified as 'Other liabilities'.

Gains and losses are recognised based on the percentage of completion method given the 'continuous transfer' of ownership involved. In the course of the construction work, Rabobank transfers the control and the material risks and benefits of the ownership of the work in progress in its current state to the buyer.

2.22 Leasing

2.22.1 Rabobank as lessee

Leases relating to property and equipment under which virtually all risks and benefits of ownership are transferred to Rabobank are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased assets or at the present value of the minimum lease payments if the present value is lower. Lease payments are apportioned between the lease liability and the finance charges, so as to achieve a constant rate of interest on the remaining balance of the liability. The corresponding lease liabilities are included under 'Other debts', after deduction of finance charges. The interest components of the finance charges are recognised in profit and loss over the term of the lease. An item of property and equipment acquired under a lease agreement is depreciated over the useful life of the asset or, if shorter, the term of the lease.

Leases under which a considerable portion of the risks and benefits of ownership of the assets is retained by the lessor are classified as operating leases. Operating lease payments (less any discounts by the lessor) are charged to profit and loss on a straight-line basis over the term of the lease.

2.22.2 Rabobank as lessor

Finance leases

If assets are leased under a finance lease, the present value of the lease payments is recognised as a receivable under 'Due from other banks' or 'Loans to customers'. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised as interest income over the term of the lease using the net investment method, which results in a constant rate of return on the investment.

Operating leases

Assets leased under operating leases are included in the statement of financial position under 'Property and equipment'. The assets are depreciated over their expected useful lives in line with those of comparable items of property and equipment. Rental income (less discounts granted to lessees) is recognised under 'Other income' on a straight-line basis over the term of the lease.

2.23 Provisions

Provisions are recognised if Rabobank has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources will be required to settle the obligation and if a reliable estimate can be made of the amount of the obligation. If Rabobank expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only if the reimbursement is virtually certain. The provisions are carried at the discounted value of the expected future cash flows.

2.23.1 Restructuring

Restructuring provisions comprise penalties for premature termination of leases, payments under redundancy schemes and other costs directly attributable to restructuring programmes. The costs are recognised in the period in which a legal or constructive obligation arises for Rabobank and a detailed redundancy scheme is in place. No provisions are formed in advance for costs relating to continuing operations of Rabobank.

2.23.2 Tax and legal issues

The provision for tax and legal issues is based on the best possible estimates available at year-end, taking into account legal and tax advice. The timing of the cash outflow of these provisions is uncertain because the outcome of the disputes and the time involved are unpredictable.

2.23.3 Other provisions

This item includes provision for onerous contracts, credit guarantees, Opmaat and obligations under the terms of the deposit guarantee system.

2.24 Employee benefits

Rabobank provides various pension plans based on the local conditions and practices of the countries in which it operates. In general, the plans are financed by payments to insurance companies or trustee administered funds. The payments are calculated actuarially at regular intervals. A defined benefit plan is one that incorporates a promise to pay an amount of pension benefit, which is usually based on several factors such as age, number of years in service and remuneration. A defined contribution plan is one under which Rabobank pays fixed contributions to a separate entity (a pension fund) and acquires no legal or constructive obligation if the fund has insufficient assets to pay all the benefits to employee-members of the plan in respect of service in current and past periods.

2.24.1 Pension obligations

The defined benefit liability is the present value of the defined benefit obligation at the reporting date, including adjustments for actuarial gains and losses and past service costs not yet recognised, reduced by the fair value of the plan assets. The defined benefit obligation is calculated by independent actuaries each year using the projected unit credit method. The present value of the defined benefit obligation is calculated by discounting the estimated future cash outflows at rates of interest on prime corporate bonds with terms approximating those of the related obligations. Most of the pension plans are career average pension plans and the net costs after deduction of employees' contributions are included under 'Staff costs'. Actuarial gains or losses from adjustments to actual developments and modified actuarial assumptions are recognised using the corridor method. Insofar as unrecognised cumulative actuarial gains or losses exceed 10% of the higher of the present value of the gross obligation under the defined benefit plan or the fair value of the fund, such excess is taken to profit or loss, spread over two years.

2.24.2 Defined contribution plans

Under defined contribution plans, Rabobank pays contributions to publicly or privately managed insured pension plans on a compulsory, contractual or voluntary basis. Once the contributions have been made, Rabobank has no further payment obligations. The regular contributions are net period costs for the year in which they are due and are included on this basis under 'Staff costs'.

2.24.3 Other post-employment obligations

Some Rabobank units provide other post-employment benefits. To become eligible for such benefits, the usual requirement is that the employee remains in service until retirement and has been with the company a minimum number of years. The expected costs of these benefits are accrued over the years of service, based on a system similar to that for defined benefit plans. The obligations are valued each year by independent actuaries.

2.25 Tax

Current tax receivables and payables are set off if there is a legally enforceable right to set off such items and if simultaneous treatment or settlement is intended. Deferred tax assets and liabilities are set off if there is a legally enforceable right to set off such items and if they relate to the same tax authority and arise from the same tax group.

Provisions are formed in full for deferred tax liabilities, using the liability method, arising from temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The main temporary differences relate to the depreciation of property and equipment, the revaluation of certain financial assets and liabilities, including derivative financial instruments, provisions for pensions and other post-employment benefits, provisions for losses on loans and other impairment and tax losses, and, in connection with business combinations, the fair values of the net assets acquired and their tax bases. Deferred income tax assets and liabilities are measured at the tax rates that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available, against which the temporary differences can be utilised.

Provisions are formed in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, unless the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Taxation on profit is calculated in accordance with the tax legislation of the relevant jurisdiction and recognised in the period in which the profit is realised. The tax effects of the carry-forward of unused tax losses are recognised as an asset if it is probable that future taxable profits will be available against which the losses can be utilised.

Deferred tax assets or deferred tax liabilities are included for the revaluation of available-for-sale financial assets and cash flow hedges that are directly taken to equity and recognised in profit and loss upon realisation together with the respective gain or loss.

2.26 Due to other banks, due to customers and debt securities in issue

These borrowings are initially recognised at cost, i.e. the proceeds received less directly attributable and non-recurring transaction costs. Loans are subsequently included at amortised cost. Any difference between the net proceeds and the redemption amount is recognised over the term of the loan, using the effective interest method.

If Rabobank repurchases one of its own debt instruments, it is derecognised, with the difference between the carrying amount of a liability and the consideration paid being recognised as income or expense.

2.27 Rabobank Member Certificates

These are the certificates for shares in the capital of Rabobank Ledencertificaten N.V., Rabobank Ledencertificaten II N.V. and Rabobank Ledencertificaten III N.V. respectively issued in 2000, 2001, 2002 and 2005. On 30 December 2008, the merger between RLC (as the recipient company), RLC I and RLC II became effective ('the merger'). Following the merger, RLC (known after the merger as: Rabobank Ledencertificaten N.V.) acquired all the capital of RLC I and RLC II by universal title and RLC I and RLC II ceased to exist.

Since the proceeds of the issue are available to Rabobank on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since in principle no distribution is made if the consolidated statement of income of Rabobank shows a loss for any financial year, the issue proceeds, insofar as they have been lent on to Rabobank Nederland, are recognised under 'Equity' in proportion to the number of certificates held by members and employees. As a result, distributions are accounted for in the profit appropriation.

2.28 Trust Preferred Securities and Capital Securities

Trust Preferred Securities, which pay a non-discretionary dividend and are redeemable on a specific date or at the option of the holder, are classified as financial liabilities and included under 'Subordinated debt'. The dividends on these preferred securities are recognised in profit and loss as interest expense based on amortised cost using the effective interest method.

The remaining Trust Preferred Securities and Capital Securities are recognised as 'Equity', as there is no formal obligation to repay the principal or to pay the dividend.

When non-controlling interests are purchased, the positive and negative difference between the cost and the carrying amount is accounted for as goodwill.

2.29 Financial guarantees

Financial guarantees are initially measured at fair value and subsequently at the higher of two amounts, i.e. the amount Rabobank would reasonably have to pay at the reporting date to settle the obligation or transfer it to a third party and the initial carrying amount less amortisation.

2.30 Bills

Bills represent commitments by Rabobank to redeem bills issued to clients. Rabobank expects to redeem most bills at the time clients receive payment. Bills are recognised as off-balance-sheet transactions and disclosed as contingent liabilities and obligations.

2.31 Segment information

A segment is a distinguishable component of Rabobank that engages in providing products or services and is subject to risks and returns that are different from those of other segments. The segments reported by Rabobank are defined on the basis of the 'management approach', i.e. the segments assessed by management for the benefit of Rabobank's strategic management and in order to make informed management decisions and explore various risk and return ratios. Rabobank's primary segment reporting format is by business segment; the secondary format is by geographical segment.

2.32 Statement of cash flows

Cash and cash equivalents comprises cash resources, money market deposits and deposits at central banks. The statement of cash flows is prepared in accordance with the indirect method of calculation and provides details of the source of the cash and cash equivalents that became available during the year as well as their application during the year. Operating profit before taxation in the net cash flow from operating activities is adjusted for items in the statement of income and movements in items in the statement of financial position which do not actually generate cash flows during the year.

The cash flows from operating, investing and financing activities are stated separately. Movements in loans and receivables and interbank deposits are accounted for under cash flows from operating activities. Investing activities relate to acquisitions and disposals and repayments on financial investments, as well as the acquisition and disposal of subsidiaries and property and equipment.

The proceeds from the issue of and payments on Member Certificates and subordinated loans qualify as financing activities. Movements on account of currency translation differences are eliminated, as are the consolidation effects of acquisitions of associates.

3 Solvency

As a bank, Rabobank is subject to a number of statutory requirements, one of which concerns the minimum solvency position. That position is determined on the basis of a set of ratios which compare the bank's qualifying capital (BIS ratio) and core capital (Tier 1) with the total risk-weighted assets. The minimum requirements for qualifying capital and core capital are 8% and 4% of risk-weighted assets respectively. The Dutch banking supervisory authority, the Nederlandsche Bank (Dutch Central Bank), sets detailed standards for determining the capital ratios. These standards are derived from the capital adequacy guidelines of the European Union (the Directive on the capital adequacy requirements of investment firms and credit institutions) and the Basel Committee on Banking Supervision (the Basel II Accord). In the Netherlands these standards have been incorporated into the Financial Supervision Act and associated subordinate regulations.

The risk-weighted assets are determined for credit risk purposes in many different ways.

For most assets the risk weight is determined with reference to internal ratings and a number of characteristics specific to the asset concerned. For off-balance sheet items the balance sheet equivalent is calculated first, on the basis of internal conversion factors. The resulting equivalent amounts are then also assigned risk-weightings.

An Advanced Measurement Approach Model is used to determine the amount with respect to the risk-weighted assets for operational risk. With the market risk approach, the general market risk is hedged, as well as the risk of open positions in foreign currencies, debt and equity instruments, as well as items of property and equipment.

Rabobank's ratios

In millions of euros	2009	2008
Tier I and qualifying capital can be broken down as follows:		
Retained earnings (note 29)	22,868	21,304
Rabobank Member Certificates (note 30)	6,315	6,236
Trust Preferred Securities III to VI (note 31)	1,229	1,697
Trust Preferred Securities II (note 27)	391	1,257
Capital Securities (note 31)	4,953	1,813
	35,756	32,307
Part of non-controlling interest treated as qualifying capital	1,550	1,461
Deductions	(5,116)	(3,410)
Tier I capital	32,190	30,358
Part of reserves treated as qualifying capital	(16)	178
Deductions	(1,287)	(501)
Part of subordinated debt treated as qualifying capital	1,944	877
Qualifying capital	32,831	30,912
Risk-weighted assets	233,372	238,080
Ratios		
Tier 1-ratio	13.8%	12.7%
BIS-ratio	14.1%	13.0%

4 Risk exposure of financial instruments

4.1 Risk governance

Rabobank Group manages risks at various levels. At the highest level, the Executive Board determines the risk strategy it will pursue, the policy framework as well as the limits, under the supervision of the Supervisory Board and on the recommendation of the Statement of Financial Position and Risk Management Committee Rabobank Group and the Credit Management Committee Rabobank Group. The Supervisory Board regularly assesses the risks attached to the activities and portfolio of the Rabobank Group. The Chief Financial Officer, who is also a member of the Executive Board, is responsible for the implementation of the risk management policy within the Rabobank Group. Responsibility for the risk policy within Rabobank Group is spread across two directorates. Group Risk Management is in charge of the policies for interest rate, market, liquidity, currency and operational risks as well as for the policy for credit risks at portfolio level. Credit Risk Management is responsible for the credit risk acceptance policy at item level. Furthermore, the Group entities practice independent risk management.

4.2 Strategy for the use of financial instruments

Rabobank's activities are inherently related to the use of financial instruments, including derivative financial instruments. Rabobank accepts deposits from clients at fixed and variable rates of interest for a variety of terms and aims to earn above average interest margins on these deposits by investing them in high-quality assets. Rabobank also aims to increase these margins by consolidating short funds and loans for longer terms at higher interest rates, at the same time keeping sufficient liquid resources to meet all payments that might become due.

A further objective of Rabobank is to increase its interest rate margins by obtaining above-average margins, after deduction of provisions, and by granting loans to commercial and retail borrowers with various credit ratings. These risks apply not only to loans recognised in the statement of financial position; Rabobank also gives guarantees such as letters of credit and performance and other guarantee documents.

Rabobank also trades in financial instruments when it takes positions in tradable and unlisted instruments (OTCs), including derivative financial instruments, in order to profit from short-term movements on the share and bond markets and in exchange rates, interest rates and commodity prices.

4.3 Interest rate risk

On account of its activities Rabobank is exposed to interest rate risk in its core business. Interest rate risk in a financial market environment is part of market risk. Interest rate risk is the risk that the bank's financial result and/or economic value may decline due to unfavourable developments in the money and capital markets. This risk may arise due to an interest rate mismatch between assets and liabilities (mismatch risk), due to interest-related options embedded in products that could affect cash flows (option risk), due to possible changes in the yield curve (yield curve risk) and due to changes in the relationship between various yield curves (basis risk). Any interest rate risk run by customers

due to the fact that their payment obligations increase as a result of higher interest rates does not affect Rabobank's interest rate risk position. Any resulting negative effects qualify as credit risk.

Accepting a certain level of interest rate risk is inherent in the business of banking and can be a major source of results and value creation. Each year, the Executive Board, under the supervision of the Supervisory Board, determines the risk appetite and corresponding limits. Reports on the current interest rate risk position are submitted to the respective risk management committees on a monthly basis. The various treasury departments within the group entities are responsible for the daily monitoring activities. Furthermore, reports are provided to the supervisory authority, the Dutch Central Bank, each quarter.

Interest rate risk is not only measured on the basis contract terms; the bank's internal interest rate risk model also takes client behaviour into consideration. For instance, premature mortgage repayments are taken into account and items in the statement of financial position without a term stipulated by contract, such as savings and current account balances, are modelled based on what is known as the replicating portfolio method. Portfolios of money market and capital market instruments are selected that most replicate the behaviour of these items.

Gap analyses, duration determination and simulation are used to determine the interest rate risk. Both the income-at-risk and equity-at-risk are subject to restrictions. Another major risk indicator is the basis point value. The basis point value (BPV) is the absolute loss in market value of equity that arises in the event of a parallel increase of the entire interest rate curve by 1 basis point. During the year under review, the BPV never exceeded 26. The definition of equity used for interest rate risk management differs from the IFRS definition of equity. For interest rate risk management purposes, the economic value of equity is defined as the present value of the assets less the present value of the liabilities plus the present value of the derivative position. Through the use of hedge accounting and due to the fact that a substantial number of items in the statement of financial position, in IFRS terms, is stated at amortised cost and hence is not subject to any changes in value, the effects of the calculated changes in value on the IFRS equity will be largely restricted to an impact on the net interest income.

4.3.1 Income at risk

The table below sets out the basis point sensitivity of the interest rate result (interest income less interest expense, before tax) for the next two years based on a level statement of financial position structure and no management intervention. The impacts in the first and second year are listed separately and are based on the assumption that the interest rate will show an even and parallel increase/decline by 200 basis points during the first 12 months and remain at the same level in months 13 through 24. The simulation of the possible interest income is based on an interest rate risk model developed in-house, whereby certain assumptions are made in respect of interest rate sensitivity of products whose interest rates are not directly linked to a certain money or capital market rate, such as savings of private customers. A smaller increase or decrease will have a proportionally similar effect. Said impact on interest income is reflected in IFRS equity through profit and loss and is very small.

Income at risk

	31 Dec 2009		31 Dec 2008	
In millions of euros	200 bp increase	200 bp decline	200 bp increase	200 bp decline
1-12 months	129	(83)	35	(54)
13-24 months	379	(363)	(87)	36

4.3.2 Equity at risk

The table below shows the sensitivity of the economic value of equity to interest rate changes, based on the assumption that the yield curve increases and declines by 200 basis points at once. The percentages in the table represent the deviation from the current present value of equity.

Equity at risk

	31 Dec 2009		31 Dec 2008	
In %	200 bp increase	200 bp decline	200 bp increase	200 bp decline
Economic value of equity	-10%	+12%	-11%	+11%

The aforementioned methods are supported by various scenario analyses. The results of these scenario analyses are important for integral interest rate risk management purposes and are included in reports to senior management.

4.4 Credit risk

Credit risk is the risk that a counterparty is unable to meet a financial or other contractual obligation vis-à-vis the bank. Credit risk is inherent to granting loans. Positions in tradable assets such as bonds and shares are also subject to credit risk.

Rabobank restricts its credit risk exposure by setting limits for loans to an individual counterparty, or a group of counterparties, as well as for loans to countries. The four-eyes principle is a key factor when granting loans. A multi-level committee structure is in place to make decisions on major loan applications, with the competent committee being chosen based on the size of the loan. Decisions on the largest loans are made directly by the executive board.

The credit risk exposure relating to each individual borrower is further restricted by the use of sub-limits to hedge amounts at risk, not all of which are disclosed in the statement of financial position, and the use of daily delivery risk limits for trading items such as forward currency contracts. Most actual risks are assessed daily against the limits.

Once a loan has been granted, it is continually subject to credit management as part of which new information – financial and other – is reviewed. Credit limits are adjusted where necessary. Rabobank obtains collateral or guarantees for the majority of the loans.

The new 'Basel II' capital accord became effective for Rabobank Group as from 1 January 2008. The Dutch Central Bank has granted Rabobank Group permission to determine the Basel II equity requirements in accordance with the most advanced methods, i.e. the Advanced Internal Ratings Based approach. For this purpose, Rabobank Group has developed its own risk models over the past few years.

4.4.1 Maximum credit risk

The table below sets out the maximum credit risk to which Rabobank is subject at the reporting date in respect of the various categories, without taking into account any collateral or other measures for restricting credit risk.

In some cases the amounts below deviate from the carrying amounts, since the outstanding equity instruments are not included in the maximum credit risk. The amounts are based on fair value and represent the current credit risk and could deviate from the maximum credit risk in the future as a result of changes in parameters.

Maximum gross credit risk

In millions of euros	2009	2008
Cash and cash equivalents	16,565	7,105
Due from other banks	35,641	33,776
Trading financial assets	10,433	9,386
Other financial assets at fair value through profit and loss	6,655	7,021
Derivative financial instruments	39,091	66,759
Loans to customers	433,870	426,283
Available-for-sale financial assets	32,324	30,671
Held-to-maturity financial assets	418	497
Other assets (incl. current tax assets)	8,961	10,853
Total	583,958	592,351
Credit related and contingent liabilities	44,664	42,651
Total	628,622	635,002

4.4.2 Loans

Apart from due from other banks (36 billion, or 6% of total assets), Rabobank's only significant risk concentration is in the private sector lending; these loans to private customers account for 48% of all loans to customers. These loans have a very low risk profile as evidenced by the actual losses incurred in previous years. The proportion of the total loan portfolio attributable to the food & agri sector was 17% in 2008. The proportion of the total loan portfolio attributable to trade, industry and services was 35% at year-end 2009. Loans to trade, industry and services and loans to the food & agri sector are both spread over a wide range of industries in many different countries. None of these shares represents more than 10% of the total client loan portfolio. Continuing poor market conditions in the Netherlands have a massive impact on many industry sectors. For the local Rabobanks, bad debt costs in the food & agri sector are concentrated in glass horticulture, with virtually all segments in the TIS sector having been hit hard, inland shipping in particular. For Rabobank International, bad debt costs were significantly influenced by the provisions formed for the Irish real estate portfolio.

In millions of euros	2009		2008	
Total loans to customers	433,870		426,283	
Of which : to government clients	3,936		8,848	
securities transactions due from private sector lending	8,368		3,812	
interest rate hedges (hedge accounting)	5,818		5,003	
Private sector lending	415,748		408,620	
This can be broken down geographically as follows:				
The Netherlands	312,477	75%	298,172	73%
Rest Europe	37,259	9%	43,228	11%
North America	36,194	9%	40,415	10%
Latin America	8,837	2%	7,372	2%
Asia	6,112	1%	5,803	1%
Australia	14,837	4%	12,830	3%
Other countries	32	0%	800	0%
Total	415,748	100%	408,620	100%
Risk spread in the loan portfolio can be broken down by business segment as follows:				
Private individuals	200,607	48%	193,958	47%
Trade, industry and services	143,679	35%	146,336	36%
Food and agri	71,462	17%	68,326	17%
Total	415,748	100%	408,620	100%

4.4.3 Derivative financial instruments

Rabobank sets strict limits for open positions, in amounts as well as in terms. If ISDA (International Swaps and Derivatives Association) standards apply or a master agreement including equivalent terms has been concluded with the counterparty and if the jurisdiction of the counterparty permits setting off, the net open position is monitored. The amount exposed to credit risk is limited in each case to the fair value of the transactions plus an uplift for potential future risks. This credit risk is managed as part of the general lending limits for clients. Where needed, Rabobank obtains security or other safeguards with respect to credit risks inherent in these transactions.

The credit risk exposure represents the current fair value of all open derivative contracts showing a positive market value, taking into account master netting agreements enforceable by law.

4.4.4 Credit risk management methods

Rabobank's credit risk exposure is restricted in part by obtaining collateral where necessary.

The amount and nature of the collateral required depends partly on the assessment of the credit risk of the loan to the counterparty. Rabobank follows guidelines for the purpose of accepting and valuing different types of collateral. The major types of collateral are:

- Residential mortgage collateral;
- Mortgage collateral on property, inventories and receivables, mainly for business loans;
- Cash and securities, mainly for securities lending activities and reverse repurchase transactions.

The bank also uses credit derivative financial instruments to manage credit risks. Management monitors the market value of collateral obtained and requests additional collateral, if necessary.

Rabobank further limits its exposure to credit risk by entering into master netting arrangements with counterparties for a significant volume of transactions. In general, master netting arrangements do not lead to the setting off of assets and liabilities included in the statement of financial position as transactions are usually settled gross. The credit risk is limited by master netting arrangements, however, to the extent that, if an event or cancellation occurs, all amounts involving the counterparty are frozen and settled net. Taking netting arrangements into account, the total fair value of the derivative contracts portfolio is a positive amount of 13,613 (2008: 22,350).

The total credit risk exposure of Rabobank from derivative financial instruments to which netting arrangements apply is highly sensitive to the closing of new transactions, lapsing of existing transactions and fluctuations in market interest and exchange rates.

4.4.5 *Off-balance sheet financial instruments*

The guarantees and stand-by letters of credit which Rabobank provides to third parties in the event a client cannot fulfil its obligations vis-à-vis these third parties, are exposed to credit risk. Documentary and commercial letters of credit and written undertakings by Rabobank on behalf of clients authorise third parties to draw bills against Rabobank up to a preset amount subject to specific conditions. These transactions are backed by the delivery of the underlying goods to which they relate. Accordingly, the risk exposure of such an instrument is less than that of a direct loan.

Obligations to grant loans at specific rates of interest during a fixed period of time are recognised under credit granting liabilities and accounted for as such unless these commitments do not extend beyond the period expected to be needed to perform appropriate underwriting, in which case they are considered to be transactions conforming to standard market conventions. Rabobank is exposed to credit risk when it promises to grant lending facilities. The size of such losses is less than the total of the unused commitments, as most promises to grant credit facilities are made subject to the clients meeting certain conditions that apply to loans. Rabobank monitors the term to expiry of credit promises, as long-term commitments are generally associated with a higher risk than short-term commitments.

4.4.6 *Credit quality of financial assets*

In its financing approval process, Rabobank Group uses the Rabobank Risk Rating, which reflects the counterparty's probability of default (PD) over a one-year period. The table below sets out the credit quality (after deduction of the provision for doubtful debts) of the loan-related items in the statement of financial position.

Credit quality of financial assets

In millions of euros	(Virtually) no risk	Adequate to good	Vulnerable	Impaired	Total
At 31 December 2009					
Due from other banks	31,151	4,410	10	70	35,641
Loans to customers					
Loans to government clients	3,329	590	5	12	3,936
Loans to private clients:					
- overdrafts	292	12,301	1,533	749	14,875
- mortgages	62,962	135,352	2,545	432	201,291
- leases	1,412	15,514	1,290	1,148	19,364
- receivables relating to securities transactions	5,526	2,842	-	-	8,368
- corporate loans	14,676	126,010	1,234	2,277	144,197
- other	8,727	28,600	4,053	459	41,839
Total	128,075	325,619	10,670	5,147	469,511
At 31 December 2008					
Due from other banks	30,857	2,885	22	12	33,776
Loans to customers					
Loans to government clients	7,810	1,034	-	4	8,848
Loans to private clients:					
- overdrafts	2,313	12,092	210	109	14,724
- mortgages	50,010	140,699	1,745	221	192,675
- leases	1,781	15,936	1,316	400	19,433
- receivables relating to securities transactions	1,180	2,631	-	-	3,811
- corporate loans	28,230	119,743	1,240	1,747	150,960
- other	11,328	21,315	1,851	1,338	35,832
Total	133,509	316,335	6,384	3,831	460,059

The table below gives an age analysis of financial assets expired (overdue) but unimpaired.

Age analysis

In millions of euros	< 30 days	30 to 60 days	61 to 90 days	> 90 days	Total
At 31 December 2009					
Due from other banks	10	-	-	-	10
Loans to customers					
Loans to government clients	5	-	-	-	5
Loans to private clients:					
- overdrafts	1,056	353	118	6	1,533
- mortgages	1,479	656	295	115	2,545
- leases	854	258	177	1	1,290
- receivables relating to securities transactions	-	-	-	-	-
- corporate loans	596	195	204	239	1,234
- other	2,814	887	351	1	4,053
Total	6,814	2,349	1,145	362	10,670
At 31 December 2008					
Due from other banks	22	-	-	-	22
Loans to customers					
Loans to government clients	-	-	-	-	-
Loans to private clients:					
- overdrafts	148	39	23	-	210
- mortgages	972	509	233	31	1,745
- leases	936	220	160	-	1,316
- receivables relating to securities transactions	-	-	-	-	-
- corporate loans	668	173	67	332	1,240
- other	1,013	522	316	-	1,851
Total	3,759	1,463	799	363	6,384

The fair value of the security received by the bank for assets expired but unimpaired is 7,697 (2008: 4,307).

Structured credit

Rabobank Group incurs limited exposure to more structured investments in its trading and investment portfolios. This structured credit exposure stood at 8.0 billion at year-end 2009, and consisted primarily of high quality investments with AAA ratings.


Structured credit exposure
in billions of euros
at year-end 2009
Non-subprime RMBS 3.0
CDO/CLO and other corporate exposures 2.3
Commercial real estate 1.3
Other ABS 1.0
ABS CDO 0.2
US subprime 0.2
Structured credit exposure
rating distribution
year-end 2009
AAA 71%
AA 12%
A 10%
Below A 7%

The table below shows the classification of the structured credit exposures in the balance sheet.

Structured credit exposures (in millions of euros)

Sector	Exposure	Loans	Available for sale financial assets	Trading financial assets and other financial liabilities at fair value
ABS CDO	224	224	-	-
Other ABS	1,046	1,046	-	-
Commercial real estate	1,261	1,261	-	-
Non-subprime RMBS	3,013	2,856	157	-
CDO/CLO and other corporate exposures	2,294	2,062	120	112
US subprime	151	149	-	2
Total	7,989	7,598	277	114
		95%	4%	1%

Structured credit exposures by rating category (in millions of euros)

		Rating category			
Sector	Exposure	AAA	AA	A	Below A
ABS CDO	224	32	37	84	71
Other ABS	1,046	743	47	256	-
Commercial real estate	1,261	911	166	33	151
Non-subprime RMBS	3,013	2,855	135	12	11
CDO/CLO and other corporate exposures	2,294	1,074	586	408	226
US subprime	151	43	3	2	103
Total	7,989	5,658	974	795	562
		71%	12%	10%	7%

Structured credit exposure by region (in millions of euros)

Sector	Exposure	Western Europe	North America	Asia/ Pacific	Africa/ Middle East
ABS CDO	224	153	71	-	-
Other ABS	1,046	8	1,027	11	-
Commercial real estate	1,261	1,173	78	10	-
Non-subprime RMBS	3,013	2,575	5	421	12
CDO/CLO and other corporate exposures	2,294	1,186	1,108	-	-
US subprime	151	-	148	3	-
Total	7,989	5,095	2,437	445	12
		64%	30%	6%	0%

A number of structured investments have been further impaired as a result of the further deterioration of the US housing market as well as the corporate market in that country. These impairment losses involved an amount of 267 after taxation for the full year 2009 and are recognised under 'Net income from other financial assets and liabilities classified as at fair value through profit or loss'. An additional provision of 30 after taxation has been formed in connection with a liquidity facility that has been partially secured by subprime mortgages.

Monoline insurers

Monoline insurers are counterparties in some credit default swaps used to hedge the credit risk of certain investments. There was a further deterioration in the creditworthiness of a number of monoline insurers in 2009, which was reflected in the further downgrading of the ratings of these institutions. Counterparty risk arises in relation to these monoline insurers either because the value of credit default swaps with these counterparties increases due to a decrease in the value of the underlying investments, or because other insured investments might result in claims for these insurers. When calculating the level of counterparty risk, time-related aspects and the credit quality of the relevant investments are taken into consideration. At year-end 2009, the total counterparty risk before provisions

amounted to 1,321. The total provision increased to 1,138, partly as a result of the scaling down of the portfolio and the formation of an additional provision, which had an impact on earnings of 196 after taxation recognised under 'Net income from other financial assets and liabilities classified as at fair value through profit or loss'.

As regards the above exposures, an actual exposure to a monoline insurer would arise only in the event of the relevant investments actually going into default and an insurance claim having to be filed with the monoline insurer. Actual losses would be incurred only if both the investment and the relevant monoline insurer are in default. At 31 December 2009, the counterparty risk was 183.

Monoline insurer rating (in millions of euros)	Principle amount 31-Dec-2009	Counterparty risk before provisions 31-Dec-2009	Total provisions 31-Dec-09	Counterparty risk after provisions 31-Dec-09
Investment grade	2,668	12	-	12
Non-investment grade	5,009	1,309	1,138	171
Total	7,677	1,321	1,138	183

Based on the positions at year-end 2009 as shown in the above table, any further downgrades will only have a limited impact as provisions have been formed for most of the counterparty risk.

Leveraged finance

The leveraged finance portfolio of Rabobank International amounted to 3.1 (3.4) billion at year-end 2009. This portfolio is diversified and consists of a large number of relatively small positions, notably in Dutch and other Western European businesses. Leveraged finance activities focus primarily on Rabobank clients and the food and agri sector.

4.5 Currency risk

Rabobank is exposed to exchange rate fluctuations impacting the financial position and cash flows. Just as with other market risks, the currency risk exposure of the trading books is managed using value-at- risk (VaR) limits set by the Executive Board. This risk is monitored on a daily basis. The policy aims to prevent open positions whenever possible. The non-trading books are only exposed to the translation risk on capital invested in foreign activities and on issues of hybrid equity instruments not denominated in euros. To monitor and manage translation risk, Rabobank follows a policy of protecting equity against exchange rate fluctuations.

4.6 Liquidity risk

Rabobank is exposed to liquidity risk, i.e. the risk that the bank is unable to meet all of its (re)payment obligations, as well as the risk that the bank is unable to fund increases in assets at reasonable prices or unable at all. This could happen if, for instance, clients or professional counterparties suddenly withdraw more funds than expected, which cannot be met by the bank's cash resources or by selling or pledging assets or by borrowing funds from third parties.

For a long time now, Rabobank has recognised liquidity risk as a major risk type. Rabobank's policy therefore is to match the term of funding with the term of loans granted. Long-term loans must be financed through funds entrusted by customers or long-term funding by professional markets. Rabobank uses three pillars to manage liquidity risk. The first pillar strictly limits the maximum cash outflows within wholesale banking. Among other things, the expected cash outflows for the next thirty days are measured and reported on a daily basis. Limits were set for these cash outflows for all currencies and locations. Detailed contingency plans with procedures were drawn up to face a possible crisis situation.

Through the second pillar, an ample buffer of tradable securities is maintained. Where necessary these assets can be allocated for pledging to central banks, for use in repo transactions or direct selling in the market to immediately generate liquidity. Over the past few years, the Rabobank Group has (internally) securitised a portion of its loan portfolio. As a result, it can be pledged to the central bank, thus serving as an additional liquidity buffer. Since these securitisations are internal and for liquidity purposes only, they are not reflected in the statement of financial position for financial reporting purposes, although they do add to the available liquidity buffer.

The third pillar entails the restriction of liquidity risk through a prudent funding policy aimed at meeting the financing requirements of the group units at acceptable cost. Diversification of sources of funding and currencies, flexibility of the funding instruments applied and a hands-on investor relations approach are key factors. This prevents Rabobank from being overly dependent on a single source of funding.

Furthermore, scenario analyses are performed each month to simulate the possible consequences of a wide range of stress scenarios, distinguishing between scenarios specific for the market and scenarios specific for Rabobank. Monthly reports on the liquidity position of the Group as a whole are submitted to the Dutch Central Bank. These reports are prepared in accordance with the guidelines drawn up by this supervisory authority.

The table below shows Rabobank's non-discounted liabilities grouped by the liquidity period remaining between the reporting date and the earliest reasonable contract repayment date. The total amounts do not correspond exactly with the amounts in the consolidated statement of financial position, since this table is entirely based on non-discounted cash flows, related to both principal and future interest payments.

The item 'Derivative financial instruments and other trade liabilities' has not been analysed on the basis of the contract repayment date because they are not essential for the management of liquidity risk and for reporting to the management of Rabobank.

Contract repayment date

In millions of euros	On demand	Less than 3 months	3 months to 1 year	1-5 years	More than 5 years	No repayment date	Total
At 31 December 2009							
Liabilities							
Due to other banks	3,406	12,797	2,229	3,124	1,051	17	22,624
Due to customers	195,841	59,444	8,966	9,140	15,020	238	288,649
Debt securities in issue	2,969	50,667	45,549	51,374	33,042	-	183,601
Other debts (including current tax liabilities)	1,296	3,600	878	305	18	2,568	8,665
Other financial liabilities at fair value through profit and loss	485	721	3,355	10,869	19,081	-	34,511
Subordinated debt	-	1	2	436	1,973	2	2,414
Total financial liabilities	203,997	127,230	60,979	75,248	70,185	2,825	540,464
Contingent liabilities	10,117	-	-	-	-	-	10,117
At 31 December 2008							
Liabilities							
Due to other banks	8,138	11,098	1,833	2,078	1,094	17	24,258
Due to customers	193,657	48,539	41,403	9,200	15,187	1,221	309,207
Debt securities in issue	2,892	47,444	24,871	46,994	26,636	-	148,837
Other debts (including current tax liabilities)	2,723	5,048	583	403	114	-	8,871
Other financial liabilities at fair value through profit and loss	9	341	3,768	7,443	18,760	23	30,344
Subordinated debt	-	7	2	1,319	1,119	2	2,449
Total financial liabilities	207,419	112,477	72,460	67,437	62,910	1,263	523,966
Contingent liabilities	9,515	-	-	-	-	-	9,515

The table below shows Rabobank's assets and liabilities grouped by the period remaining between the reporting date and the contract repayment date. These amounts correspond with the statement of financial position.

Contract repayment date

In millions of euros	Less than 1 year	More than 1 year	Total
At 31 December 2009			
Cash and cash equivalents	15,748	817	16,565
Due from other banks	30,380	5,261	35,641
Trading financial assets	2,864	9,897	12,761
Other financial assets at fair value through profit and loss	1,276	7,846	9,122
Derivative financial instruments	8,711	30,380	39,091
Loans to customers	83,319	350,551	433,870
Available-for-sale financial assets	10,215	23,134	33,349
Held-to-maturity financial assets	174	244	418
Other assets (incl. current tax assets)	4,590	4,371	8,961
Total financial assets	157,277	432,501	589,778

Contract repayment date

In millions of euros	Less than 1 year	More than 1 year	Total
At 31 December 2009			
Due to other banks	18,371	4,058	22,429
Due to customers	263,411	22,927	286,338
Debt securities in issue	98,643	73,109	171,752
Derivative financial instruments and other trade liabilities	12,603	36,162	48,765
Other debts (incl. current tax liabilities)	5,661	2,890	8,551
Other financial liabilities at fair value through profit and loss	4,323	22,996	27,319
Subordinated debt	-	2,362	2,362
Total financial liabilities	403,012	164,504	567,516
Net liquidity surplus/(deficit)	(245,735)	267,997	22,262
At 31 December 2008			
Total financial assets	134,422	461,988	596,410
Total financial liabilities	410,613	166,328	576,941
Net liquidity surplus/(deficit)	(276,191)	295,660	19,469

The above breakdown was compiled on the basis of contract information, without taking into account actual movements in items in the statement of financial position. This is taken into account, however, for the day-to-day management of the liquidity risk. Customer savings are an example. By contract, they are payable on demand. However, experience has shown that this is a very stable source of financing at the long-term disposal of the bank. The regulations of the supervisory authority are also factored in. Based on the liquidity criteria of the Dutch Central Bank, Rabobank had a substantial liquidity surplus at 31 December 2009 and throughout 2009. The average liquidity surplus was 28% of the total liquidity requirement. The surplus at 31 December 2009 was 23%.

The liquidity requirements to meet payments under guarantees and stand-by letters of credit are considerably lower than the size of the liabilities, as Rabobank does not generally expect that third parties to such arrangements will draw funds. The total open position relating to contractual obligations to provide credit does not necessarily represent Rabobank's future cash resource needs, as many of these obligations will lapse or terminate without financing being required.

The table below sets out the Asset Backed Commercial Paper conduits. Outstanding Asset Backed Commercial Paper declined to 15.3 billion in December 2009 (2008: 17.5 billion), largely owing to the termination of the Neptune programme. These money market investment vehicles are mainly used for financing own originated loans and customer loans and receivables. These vehicles form an integral part of Rabobank Group's liquidity risk management and have been largely included in the consolidated statement of financial position since the introduction of International Financial Reporting Standards.

Type	Programme	Launched	Amount outstanding (in billions of euros) 31-Dec-09	Underlying portfolio
Solvency management	Atlantis	1997	9.5	Own originated loans
Client facilitation	Erasmus	2000	2.3	Predominantly customer loans
	Nieuw Amsterdam	1999	2.3	and receivables
				High-quality
Securities arbitrage	Tempo	2007	1.2	asset-backed securities
Total			15.3	

4.7 Market risk

Rabobank is exposed to market risk. A market risk arises on open positions in relation to interest rates, currency credit spreads and share-based products, all of which are affected by general and specific market movements. Rabobank employs a value-at-risk (VaR) method to estimate the market risk of positions it holds and the maximum expected losses. The method requires a number of assumptions to be made for various changes in market conditions. In order to estimate the risk under 'abnormal' market conditions as well, the effect of certain extreme events ('event risk') on the value of the portfolios is also measured.

Each year, the Executive Board determines the risk appetite and corresponding VaR and event risk limits. These limits are converted into limits at book level and are monitored daily by the market risk management department. The risk position is reported to senior management on a daily basis and discussed in the various risks management committees each month. In addition to the VaR limits, a very extensive system of trading controls per book is in place. These controls include rotation risk, delta limits per bucket, nominal limits and the maximum number of contracts, thus limiting risks that may offset each other in the VaR system.

The internal VaR model forms an integral part of Rabobank's risk management framework; it has also been approved by the Dutch Central Bank and is also applied to determine the solvency requirement for market risk. Rabobank has opted to apply a VaR based on historical simulation for which one year's worth of historic data is used. The VaR is calculated over time horizons of both one day and ten days. For internal risk management purposes, Rabobank has opted for a confidence level of 97.5%. Furthermore, the VaR with a confidence level of 99% is also calculated on a daily basis.

The major benefit of a VaR model based on historical simulation is that no assumptions need to be made in terms of distribution of possible value changes of the various financial instruments. A drawback is that a certain period of historic market movements needs to be selected, which may affect the level of the calculated VaR. Further to the requirements of the supervisory authority and after internal research, Rabobank has opted for a historical period of one year.

The actual results are regularly assessed through back testing in order to determine the validity of the assumptions and parameters/factors applied when calculating the VaR.

In addition to the VaR model, Rabobank employs a stress testing programme, which measures the effect of extreme yet plausible events not taken into account in the regular VaR model. Not only hypothetical scenarios but also actual scenarios are extrapolated for this purpose, such as the stock market crash of 1987 and the credit market turbulence of 1998. Complementing the VaR model with the stress test results enables Rabobank to obtain a more accurate perspective on risk positions. All results generated by the stress testing programme were within the relevant limits.

The table below shows the composition of the VaR, divided into several components. A diversification benefit is obtained due to the fact that opposite positions in different books partially offset each other. Paragraph 4.3 'Interest rate risk' provides analyses of the interest rate risk within the core business. Compared to the previous year, the average VaR increased by more than 50% during the year, mainly owing to extreme volatility of the financial markets. By reducing positions, the VaR increase was less steep than could be assumed based on the market development.

VaR (1 day, 97.5%)

In millions of euros	Interest rate	Credit	Foreign currency	Shares	Diversification	Total
2009 – 31 December	22	15	1	1	(12)	27
2009 – average	22	23	-	2	n/a	32
2009 – highest	33	36	1	3	n/a	50
2009 – lowest	15	13	-	1	n/a	23
2008 – 31 December	28	34	1	2	(20)	45
2008 – average	31	35	-	4	n/a	39
2008 – highest	49	44	1	11	n/a	58
2008 – lowest	15	28	-	1	n/a	31

Besides Value at Risk, there are other important risk indicators for measuring market risk. For example, the Basis Point Value indicates how the value of positions changes if the yield curve shows a parallel increase by 1 percentage point. These positions are shown for each key currency in the table below.

Basis Point Value (in millions of euros)	31-Dec-09
Euro	0.12
US	(0.24)
UK	(0.05)
Australia	(0.10)
Japan	0.07
Other	(0.05)

4.8 Operational risk

Operational risk is a risk category to which every single organisation is exposed.

Rabobank Group has opted to steer its operational risk management at group level from Group Risk Management. This section determines the policy as well as the frameworks for all entities within the group. Senior management of the individual group units is responsible for managing the specific operational risks, since the risks vary considerably per unit and need to be controlled as close to the source as possible. Group Risk Management subsequently ensures that the frameworks are observed and that the risks and risk control measures are transparent throughout the organisation.

In terms of the solvency requirement for operational risks, Rabobank applies a model that meets the demands of the Advanced Measurement Approach, which has been approved by the Dutch Central Bank.

This model takes into account realised losses and the possible consequences of certain scenarios. Rabobank Group adopts a conservative approach. Another factor taken into account when calculating the solvency requirement is the quality of risk control.

4.9 Fair value of financial assets and liabilities

The next table shows the fair values of financial instruments based on the stated valuation methods and assumptions. This table is included because not all financial instruments are disclosed at fair value in the financial statements. The fair value is the amount for which an asset could be exchanged or a liability settled between two knowledgeable and willing parties in an arm's length transaction.

Rabobank uses the market price as fair value if an active market exists (such as a stock market), as this is the best measure of the fair value of a financial instrument.

Market prices are not available for a large number of the financial assets and liabilities that Rabobank holds or issues. Hence, for financial instruments for which no market prices are available, the fair values shown in the table below have been estimated using the present value or the results of other estimation and valuation methods, based on the market conditions at the reporting date. The values produced using these methods are highly sensitive to the underlying assumptions used for the amounts as well as for the timing of future cash flows, discount rates and possible market illiquidity. The following methods and assumptions have been used.

Cash and cash equivalents. The fair value of cash and cash equivalents is assumed to be almost equal to their carrying amount. This assumption is also used for highly liquid investments and the current component of all other financial assets and liabilities.

Due from other banks. Due from other banks comprise interbank placings and items to be collected. The fair values of floating rate placings and overnight deposits are their carrying amounts. The estimated fair value of fixed-interest deposits is based on the present value of the cash flows, calculated using appropriate money market interest rates for debts with comparable credit risks and terms to maturity.

Financial assets and derivative financial instruments held for trading. Financial assets and derivative financial instruments held for trading are carried at fair value based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from appropriate discounted cash-flow models and option valuation models.

Other financial assets at fair value through profit and loss. These financial assets are carried at fair value based on quoted prices in active markets if available. If not, they are estimated from comparable assets on the market, or using valuation methods, including appropriate discounted cash-flow models and option valuation models.

Loans to customers. The fair value of issued loans is estimated from the present value of the cash flows, using current market rates for similar loans. For variable-interest loans that are reviewed regularly and do not vary significantly in terms of credit risk, the fair value is based on the carrying amount until maturity.

Available-for-sale financial assets and held-to-maturity financial assets. Available-for-sale financial assets and held-to-maturity financial assets are carried at fair value based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from discounted cash-flow models and option valuation models.

Other financial assets. For almost all other financial assets, the carrying amount is a good approximation of the fair value.

Due to other banks. Due to other banks comprise interbank placings, items to be delivered and deposits. The fair values of floating rate placings and overnight deposits are their carrying amounts. The estimated fair value of fixed-interest deposits is based on the present value of the cash flows, calculated using ruling money market interest rates for debts with comparable credit risks and terms to maturity.

Trade liabilities. The fair value of trade liabilities is based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from valuation models.

Other financial liabilities at fair value through profit and loss. The fair value of these liabilities is based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from appropriate discounted cash-flow models and option valuation models.

Due to customers. Due to customers include current accounts and deposits. The fair value of savings and current accounts that have no specific termination date is assumed to be the amount payable on demand at the reporting date, i.e. their carrying amount at that date. The fair value of the deposits is estimated from the present value of the cash flows, based on current bid rates of interest for similar arrangements with terms to maturity that match the items to be measured. The carrying amount of variable-interest deposits is a good approximation of their fair value at the reporting date.
Debt and other instruments issued by Rabobank. The fair value of these instruments is calculated using quoted market prices. For notes for which no quoted market prices are available, a discounted cash flow model is used, based on a current yield curve appropriate for the term to maturity.

	2009		2008	
In millions of euros	Carrying amount	Fair value	Carrying amount	Fair value
Assets				
Cash and cash equivalents	16,565	16,565	7,105	7,105
Due from other banks	35,641	36,266	33,776	33,803
Trading financial assets	12,761	12,761	11,576	11,576
Other financial assets at fair value through profit and loss	9,122	9,122	7,896	7,896
Derivative financial assets	39,091	39,091	66,759	66,759
Loans to customers	433,870	431,579	426,283	426,787
Available-for-sale financial assets	33,349	33,349	31,665	31,665
Held-to-maturity financial assets	418	423	497	501
Total assets	580,817	579,156	585,557	586,092
Liabilities				
Due to other banks	22,429	22,923	23,891	22,644
Due to customers	286,338	285,781	304,214	304,647
Debt securities in issue	171,752	171,276	135,779	135,328
Derivatives and other trade liabilities	48,765	48,765	77,230	77,230
Other financial liabilities at fair value through profit and loss	27,319	27,319	24,797	24,797
Subordinated debt	2,362	2,323	2,159	2,165
Total liabilities	558,965	558,387	568,070	566,811

The above-stated figures represent the best possible estimates by management, based on a range of methods and assumptions.

If a quoted market price is available, this is the best estimate of fair value. If no quoted market prices are available for fixed-term securities, equity instruments, derivative financial instruments and commodity instruments, Rabobank bases the fair value on the present value of the future cash flows, discounted at market rates corresponding to the credit ratings and terms to maturity of the investments. Also, a model-based price can be used to determine an appropriate fair value.

Rabobank's policy is to have all models used for valuing financial instruments validated by expert staff who are independent of the staff who determine the fair values of the financial instruments.

In determining market values or fair values, various factors have to be considered, such as the time value of money, volatility, underlying options, warrants and derivative financial instruments. Other factors included liquidity and the creditworthiness of the counterparty. The valuation process has been designed such that market prices that are available on a periodic basis are systematically used. This systematic valuation process has proved its worth during the credit market crisis. Modifications to assumptions might affect the fair value of held-for-sale and available-for-sale financial assets and liabilities.

The table on the next page summarises the valuation methods used in determining the fair value of financial assets and liabilities.
The breakdown is as follows:
- Category 1: Quoted prices in active markets for identical assets or liabilities
- Category 2: Inputs other than quoted prices included in category 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
- Category 3: Inputs for the asset or liability not based on observable market data.

In millions of euros	Category 1	Category 2	Category 3	Total
At 31 December 2009				
Assets				
Trading financial assets	8,087	4,422	252	12,761
Other financial assets at fair value through profit and loss	8,114	598	410	9,122
Derivative financial assets	1,687	37,246	158	39,091
Available-for-sale financial assets	31,283	1,311	755	33,349
Liabilities				
Derivatives and other trade liabilities	1,900	46,817	48	48,765
Other financial liabilities at fair value through profit and loss	2,399	24,826	94	27,319
At 31 December 2008				
Assets				
Trading financial assets	10,670	861	45	11,576
Other financial assets at fair value through profit and loss	6,654	869	373	7,896
Derivative financial assets	18,677	47,684	398	66,759
Available-for-sale financial assets	29,713	1,939	13	31,665
Liabilities				
Derivatives and other trade liabilities	15,448	61,782	-	77,230
Other financial liabilities at fair value through profit and loss	2,435	22,362	-	24,797

If prices of the financial instruments at fair value in category 3 decline by 10%, the result is 143 (2008: 83) lower. The unrealised loss on these financial instruments included in the consolidated statement of income is 288 (2008: 226 gain).

Financial instruments at fair value in category 3

In millions of euros	Balance at 1 January 2009	Fair value changes through profit and loss	Fair value changes through equity	Purchases	Sales	Settlements	Transfers to or from category 3	Balance at 31 December 2009
At 31 December 2009								
Assets								
Trading financial assets	45	(4)	-	178	-	-	33	252
Other financial assets at fair value through profit and loss	373	37	-	-	-	-	-	410
Derivative financial assets	398	(394)	-	-	-	-	154	158
Available-for-sale financial assets	13	(3)	22	322	(1)	(9)	411	755
Liabilities								
Derivatives and other trade liabilities	-	-	-	-	-	-	48	48
Other financial liabilities at fair value through profit and loss	-	(4)	-	5	(2)	-	95	94

The amount in total gains or losses presented in the statement of income for the period relating to the assets and liabilities held at the end of the reporting period is 20 and is recognised under 'Net income from other financial assets and liabilities classified as at fair value through profit or loss'. Owing to the change in market conditions, certain financial instruments were reclassified at fair value to category 3.

Transfers from category 1 to category 2

In millions of euros	
At 31 December 2009	
Assets	
Trading financial assets	2,126
Other financial assets at fair value through profit and loss	3,925
Derivative financial assets	2,076
Available-for-sale financial assets	-
Liabilities	
Derivatives and other trade liabilities	1,714
Other financial liabilities at fair value through profit and loss	2

The table below shows the movement in deferred profit of the financial instruments which were initially recognised at a value determined using a valuation technique based on data input not substantiated by market prices.

Provision Day 1 profit

In millions of euros	2009	2008
Opening balance	96	223
Additions	60	32
Amortisation	(21)	(42)
Movements	(20)	(117)
Closing balance	115	96

4.10 Securities services

Rabobank provides management, advisory and custody services. Assets held in connection with fiduciary activities are not disclosed in these financial statements. As part of its management services, Rabobank has to make decisions on the allocation, purchase and sale of a wide variety of financial instruments. For some of the arrangements, Rabobank has agreed to achieve return targets for the assets under its management. Rabobank provides advisory services to third parties with regard to buy and sell orders. With these management and advisory services, Rabobank could be exposed to the risk of being held liable for inadequate management, advice or performance.

5 Business segments

The business segments Rabobank uses in its reporting are defined from a management viewpoint. This means they are the segments that are reviewed as part of Rabobank's strategic management and for the purpose of making business decisions and have different risks and returns.

Rabobank distinguishes five major business segments: Domestic retail banking, Wholesale and international retail banking, Asset management and investment, Leasing, and Real estate.

The Domestic retail banking segment mainly comprises the operations carried out by local Rabobanks and Obvion.

The Wholesale and international retail banking segment – Rabobank International – provides support to Rabobank Group in achieving market leadership in the Netherlands as an all-finance service provider. Internationally, it concentrates on the food & agri sector. Rabobank International undertakes regional corporate banking operations while also including entities operating globally, such as Global Financial Markets, Structured Finance, Leveraged Finance, Renewable Energy & Infrastructure Finance, Direct Banking, and Trade & Commodity Finance. It carries on its retail banking operations under the Rabobank label, with the exceptions of ACCBank and Bank BGZ, in addition to participating in private equity firms.

The Asset management and investment segment mainly comprises the operations of Robeco, Schretlen & Co and Sarasin.

The Leasing segment – De Lage Landen – is responsible for the lease operations, offering a wide range of lease, trade finance and consumer finance products in its Dutch home market. Across the globe, it supports sales of manufacturers, vendors and distributors, offering them its asset finance products. In Europe, De Lage Landen operates the car lease company Athlon Car Lease.

The Real estate segment – Rabo Vastgoedgroep – performs Rabobank's real estate operations. Its core business is in developing residential and commercial real estate as well as providing finance and asset management services, operating under the labels Bouwfonds Ontwikkeling, MAB Development, FGH Bank and Bouwfonds REIM.

The other business activities of Rabobank comprise a variety of segments, none of which requires separate reporting. Results reported under 'Other' are results from central hedge accounting as well as consolidation effects.

Inter-segment transactions are conducted in accordance with normal commercial terms and market conditions. The domestic retail banking segment includes the dividend distributed to local Rabobanks of 342 million under Other income. No material income or expense items other than from operating activities arise between business segments. The assets and liabilities of a segment comprise operating assets and operating liabilities, in other words, a substantial part of the statement of financial position, but excluding items relating to tax.

The accounting policies used for segment reporting are the same as those described in the section on the main accounting policies used in preparing the consolidated financial statements.

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real estate	Other	Total
For the year ended 31 December 2009							
Interest	4,360	2,926	104	590	182	(116)	8,046
Fees and commission	1,261	488	757	59	44	(34)	2,575
Other income	505	133	123	377	283	(175)	1,246
Total income	6,126	3,547	984	1,026	509	(325)	11,867
Segment expense	4,619	2,723	954	916	419	(368)	9,263
Operating profit before tax	1,507	824	30	110	90	43	2,604
Income tax expense	294	178	17	(2)	22	(193)	316
Net profit for the year	1,213	646	13	112	68	236	2,288
Business unit assets	328,907	406,823	22,079	28,712	26,291	(209,171)	603,642
Investments in associates	21	331	72	27	78	3,527	4,056
Total assets	328,928	407,154	22,151	28,739	26,369	(205,643)	607,698
Business unit liabilities	308,255	452,593	19,695	26,013	25,249	(262,205)	569,600
Total liabilities	308,255	452,593	19,695	26,013	25,249	(262,205)	569,600
Additions to property and equipment	180	23	10	1,394	90	243	1,940
Depreciation and amortisation including amortisation of software	133	94	109	35	37	119	527
Value adjustments	721	940	4	300	22	(28)	1,959

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real estate	Other	Total
Value adjustments in loans to customers							
At 1 January	1,398	1,415	5	246	25	41	3,130
Additional impairment for credit losses	1,541	1,500	7	331	36	14	3,429
Reversal of impairment for credit losses	(805)	(556)	-	(23)	(14)	(42)	(1,440)
Defaulting loans written off during the year	(191)	(382)	(3)	(182)	(6)	-	(764)
Interest and other adjustments	87	(62)	-	15	4	-	44
Closing balance	2,030	1,915	9	387	45	13	4,399
Individual value adjustment (specific provision)	1,706	1,512	9	274	45	13	3,560
Collective value adjustment (collective provision)	164	218	-	35	-	-	416
General provision (IBNR)	160	185	-	78	-	-	423
	2,030	1,915	9	387	45	13	4,399

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real estate	Other	Total
For the year ended 31 December 2008							
Interest	4,758	3,156	144	530	85	(156)	8,517
Fees and commission	1,354	304	1,084	61	31	55	2,889
Other income	42	(1,463)	390	424	311	542	246
Total income	6,154	1,997	1,618	1,015	427	441	11,652
Segment expense	4,243	2,494	1,055	714	394	(100)	8,800
Operating profit before tax	1,911	(497)	563	301	33	541	2,852
Income tax expense	478	(524)	125	66	9	(56)	98
Net profit for the year	1,433	27	438	235	24	597	2,754
Business unit assets	309,699	419,413	21,449	30,168	25,895	(197,959)	608,665
Investments in associates	14	304	76	25	6	3,030	3,455
Total assets	309,713	419,717	21,525	30,193	25,901	(194,929)	612,120
Business unit liabilities	290,303	476,519	19,201	27,695	24,839	(259,896)	578,661
Total liabilities	290,303	476,519	19,201	27,695	24,839	(259,896)	578,661
Additions to property and equipment	165	100	32	1,062	53	193	1,605
Depreciation and amortisation including amortisation of software	141	84	102	31	43	124	525
Value adjustments	199	786	42	118	-	44	1,189

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real estate	Other	Total
Value adjustments in loans to customers							
At 1 January	1,303	721	4	226	27	1	2,282
Additional value adjustment for credit losses	534	1,137	5	195	16	42	1,929
Reversal of value adjustment for credit losses	(323)	(387)	-	(55)	(15)	-	(780)
Defaulting loans written off during the year	(164)	(155)	(4)	(116)	(2)	-	(441)
Interest and other adjustments	48	99	-	(4)	(1)	(2)	140
Closing balance	1,398	1,415	5	246	25	41	3,130
Individual value adjustment (specific provision)	1,023	1,102	5	170	16	41	2,357
Collective value adjustment (collective provision)	117	127	-	23	-	-	267
General provision (IBNR)	258	186	-	53	9	-	506
	1,398	1,415	5	246	25	41	3,130

In millions of euros	Income from external clients	Investments in property and equipment and intangible assets	Income from external clients	Investments in property and equipment and intangible assets
	At 31 December 2009		At 31 December 2008	
The Netherlands	6,638	1,794	7,853	1,214
Other countries in the EU zone	1,097	71	1,692	50
Rest of Europe (excl. EU zone)	1,042	60	15	415
North America	1,398	177	918	18
Latin America	390	4	404	2
Asia	296	12	104	5
Australia	434	15	480	(41)
Other and consolidation effects	572	68	186	-
Total	11,867	2,201	11,652	1,663

6 Cash and cash equivalents

In millions of euros	2009	2008
Cash	863	1,259
Money market loans	42	74
Deposits at central banks other than mandatory reserve deposits	15,170	5,236
Cash and cash equivalents	16,075	6,569
Mandatory reserve deposits at central banks	490	536
Total cash and cash equivalents	16,565	7,105

Mandatory reserve deposits consist of deposits with the Dutch Central Bank required under its minimum reserve policy. These deposits are not available to Rabobank for use in its daily business activities.

7 Due from other banks

In millions of euros	2009	2008
Deposits with other banks	16,481	22,585
Assets transferred under repurchase transactions	12,564	4,621
Loans	3,518	2,411
Other	78	76
Less: value adjustments	(134)	(118)
	32,507	29,575
Reclassified assets	3,134	4,201
Total due from other banks	35,641	33,776
Breakdown of value adjustments		
At 1 January	118	35
Additional impairment for credit losses	26	73
Reversal of impairment for credit losses	(7)	(5)
Value adjustments	19	68
Amounts written off during the year	(1)	-
Other changes	(2)	15
At 31 December	134	118

Value adjustments of Due from other banks have been recognised in the statement of income as Value adjustments.

8 Trading financial assets

In millions of euros	2009	2008
Purchased loans	3,644	2,643
Short-term government securities	893	172
Government bonds	1,802	2,005
Other debt securities	4,094	4,566
Equity instruments	2,328	2,190
Total	12,761	11,576

9 Other financial assets at fair value through profit and loss

In millions of euros	2009	2008
Short-term government securities	113	13
Government bonds	762	565
Other debt securities	5,780	6,443
Venture capital	518	646
Equity instruments	1,949	229
Total	9,122	7,896

The maximum credit risk of other financial assets at fair value through profit and loss is 6,655 (2008: 7,021).

The current year's decrease in the fair value of the financial assets that is allocable to the changes in credit risk is 19. This also represents the cumulative decrease.

10 Derivative financial instruments and other trade liabilities

10.1 Types of derivative instruments used by Rabobank

Forward currency and interest rate contracts are contractual obligations to receive or pay a net amount based on changes in exchange or interest rates, or to purchase or sell foreign currency or a financial instrument on a future date at a fixed specified price in an organised financial market. As collateral for forward contacts is provided in the form of cash, cash equivalents or marketable securities, and changes in the value of forward contracts are settled daily, the credit risk is negligible.

Forward rate agreements are individually agreed forward interest rate contracts under which the difference between a contractually agreed interest rate and the market rate on a future date has to be settled in cash, based on a notional principal amount.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps entail an economic exchange of currencies or interest rates (such as a fixed rate for one or more variable rates, or a combination, i.e. a cross-currency swap). Except for certain currency swaps, there is no transfer of the principal amount. The credit risk exposure of Rabobank represents the potential cost of replacing the swaps if the counterparties default. The risk is monitored continuously against current fair value, a portion of the notional amount of the contracts and the liquidity of the markets. As part of the credit risk management process, Rabobank employs the same methods for evaluating counterparties as it does for evaluating its own lending activities.

Currency and interest rate options are contracts under which the seller (known as the writer) gives the buyer (known as the holder) the right, entailing no obligation, to purchase (in the case of a call option) or sell (in the case of a put option) a specific amount of foreign currency or a specific financial instrument on or before an agreed date or during an agreed period at a price set in advance. As consideration for accepting the currency or interest rate risk, the writer receives a payment (known as a premium) from the holder. Options are traded on exchanges or between Rabobank and clients (OTC). Rabobank is exposed to credit risks only as option holder and only up to the carrying amount, which is equal to the fair value in this case.

Credit default swaps (CDSs) are instruments by means of which the seller of a CDS agrees to pay the buyer an amount equal to the loss that would be incurred by holding an underlying reference asset if a specific credit event were to occur (i.e. the materialisation of a risk). The buyer is under no obligation to hold the underlying reference asset. The buyer pays the seller a credit protection fee expressed in basis points, with the size of the fee depending on the credit spread of the reference asset.

10.2 Derivative financial instruments issued or held for trading

Rabobank trades in financial instruments to take positions in tradable or OTC instruments, including derivative financial instruments, so that it can profit from short-term movements on share and bond markets and in exchange and interest rates. For this type of trading, Rabobank sets risk limits relating to market positions at the end of the day (overnight trades) as well as during the day (intraday trades). Apart from specific hedging rules, the currency and interest rate risks associated with these derivative financial instruments are usually offset by taking counter positions in order to manage the volatility in the net amounts needed to liquidate the market positions.

10.3 Derivative financial instruments held as hedges

Rabobank concludes various derivative contracts that are intended as fair value, cash flow or net investment hedges, and which accordingly qualify as such. Rabobank also concludes derivative contracts as hedges against economic risks. It does not apply hedge accounting to these contracts.

Fair value hedges

Most of Rabobank's fair value hedges are interest rate and cross currency swaps that provide protection against a potential decrease in the fair value of fixed-interest financial assets or a potential increase in the fair value of clients' time deposits in local as well as foreign currencies. The net fair value of the interest at 31 December 2009 is a loss of 6,769 (2008: loss of 6,043).

Rabobank hedges part of its currency risk exposure relating to available-for-sale shares with fair value hedges in the form of currency futures contracts. The net fair value of these forward currency contracts at 31 December 2009 is a loss of 1 (2008: loss of 1,253).

For the year ended 31 December 2009, Rabobank recognised a loss of 77 (2008: gain of 98) on the portion of the fair value hedges classified as ineffective.

For the year ended 31 December 2009, Rabobank recognised a loss of 1,155 (2008: loss of 7,380) on the hedging instrument. The total profit on the hedged position allocable to the hedged risk is 1,078 (2008: 7,478).

Cash flow hedges

Rabobank makes almost no use of cash flow hedges.

Net investment hedges

Rabobank uses forward currency contracts to hedge part of the translation risk on net investments in foreign entities. The net fair value of these forward currency contracts at 31 December 2009 was 24 (2008: loss of 60).

At 31 December 2009, forward contracts with a total notional amount of 2.010 (2008: 1,336) were classified as net investment hedges. These contracts produced gains totalling 281 (2008: 211), which were recognised in equity. No deductions from equity were made during the year (2008: 0). For the year ended 31 December 2009, Rabobank recognised no ineffectiveness a result of the net investment hedges.

10.4 Notional amount and fair value

Although the notional amount of certain types of financial instruments provides a basis for comparing instruments that are included in the statement of financial position, it does not necessarily represent the related future cash flows or the fair values of the instruments. Hence, it does not represent the exposure of Rabobank to credit or exchange risks. The notional amount is the value of the underlying asset or reference rate or index of a derivative financial instrument and forms the basis for measuring changes in the value of such instruments. It provides an indication of the volume of transactions executed by Rabobank; it is not a measure of risk exposure, however. Some derivative financial instruments are standardised in terms of notional amount or settlement date, having been designed for trading on active markets (i.e. on stock exchanges). Others are specifically constructed for individual clients and not for trading on an exchange, even though they can be traded at prices negotiated by buyers and sellers (OTC instruments).

The positive fair value represents the cost for Rabobank to replace all contracts on which it will be entitled to receive payment. Replacement would apply in the event of all counterparties remaining in default. This is the standard method in the industry for calculating the current credit risk exposure. The negative fair value represents the cost of all Rabobank contracts on which it will have to make payment. Replacement would apply in the event of Rabobank remaining in default. The total of positive fair values and the total of negative fair values are disclosed separately in the statement of financial position. Derivative financial instruments are favourable (if passive) or not favourable (if not passive) as a result of swings in market or exchange rates in relation to their contract values. The total contract amount or notional amount of derivative financial instruments held, the degree to which these instruments are favourable or not favourable, and hence the total fair value of the derivative financial assets and liabilities can sometimes fluctuate significantly.

The next table shows the notional amounts and the positive and negative fair values of Rabobank's derivative contracts.

In millions of euros	Contract/Notional amount	Fair value	
At 31 December 2009		Assets	Liabilities
Derivative financial instruments held for trading	2,835,121	38,215	38,600
Derivative financial instruments held as hedges	115,010	876	7,662
Short positions shares and bonds	-	-	2,503
Total derivative financial assets/liabilities recognised	2,950,131	39,091	48,765
Derivative financial instruments held for trading			
Currency derivative financial instruments			
Unlisted tradable contracts (OTC)			
Forward currency contracts	36,251	631	607
Currency swaps	377,339	7,288	6,709
Currency options	6,826	205	159
Listed tradable contracts			
Currency futures	1,032	-	-
Options	622	12	11
Total currency derivative financial instruments	422,070	8,136	7,486
Interest rate derivative financial instruments			
Unlisted tradable contracts (OTC)			
Interest rate swaps	1,399,986	21,575	23,037
Cross-currency interest rate swaps	574	29	3
Forward rate agreements	699,566	311	337
Interest rate options	169,344	3,208	3,146
Total OTC contracts	2,269,470	25,123	26,523
Listed tradable contracts			
Interest rate swaps	87,227	1	16
Total interest rate derivative financial instruments	2,356,697	25,124	26,539
Credit derivative financial instruments			
Credit default swaps	28,759	1,713	960
Total return swaps	6,983	768	628
Total credit derivative financial instruments	35,742	2,481	1,588
Equity instruments/index derivative financial instruments			
Unlisted tradable contracts (OTC)			
Options	7,814	1,852	2,715
Listed tradable contracts			
Futures	192	2	-
Options	8,794	538	-
Total equity instruments/index derivative financial instruments	16,800	2,392	2,715
Other derivative financial instruments	3,812	82	272
Total derivative financial assets/liabilities held for trading	2,835,121	38,215	38,600
Derivative financial instruments held as hedges			
Derivative financial instruments classified as fair value hedges			
Currency swaps and cross-currency interest rate swaps	10,374	421	422
Interest rate swaps	104,635	454	7,223
Total derivative financial instruments classified as fair value hedges	115,009	875	7,645
Derivative financial instruments classified as cash flow hedges			
Interest rate swaps	1	1	17
Total derivative financial assets/liabilities classified as hedges	115,010	876	7,662

In millions of euros	Contract/Notional amount	Fair value	
At 31 December 2008		Assets	Liabilities
Derivative financial instruments held for trading	2,410,230	66,058	66,967
Derivative financial instruments held as hedges	129,936	701	7,997
Short positions shares and bonds	-	-	2,266
Total derivative financial assets/liabilities recognised	2,540,166	66,759	77,230
Derivative financial instruments held for trading			
Currency derivative financial instruments			
Unlisted tradable contracts (OTC)			
Forward currency contracts	45,390	1,710	1,716
Currency swaps	286,074	10,874	13,502
Currency options	9,325	424	332
Listed tradable contracts			
Currency futures	1,855	-	1
Options	135	15	26
Total currency derivative financial instruments	342,779	13,023	15,577
Interest rate derivative financial instruments			
Unlisted tradable contracts (OTC)			
Interest rate swaps	1,322,629	34,810	36,172
Cross-currency interest rate swaps	(14,985)	263	79
Forward rate agreements	319,628	366	377
Interest rate options	181,950	4,573	4,420
Total OTC contracts	1,809,222	40,012	41,048
Listed tradable contracts			
Interest rate swaps	126,797	3	(65)
Total interest rate derivative financial instruments	1,936,019	40,015	40,983
Credit derivative financial instruments			
Credit default swaps	114,137	7,138	5,530
Total return swaps	7,069	2,142	593
Total credit derivative financial instruments	121,206	9,280	6,123
Equity instruments/index derivative financial instruments			
Unlisted tradable contracts (OTC)			
Options	5,094	3,398	4,107
Listed tradable contracts			
Futures	213	-	-
Options	614	53	173
Total equity instruments/index derivative financial instruments	5,921	3,451	4,280
Other derivative financial instruments	4,305	289	4
Total derivative financial assets/liabilities held for trading	2,410,230	66,058	66,967
Derivative financial instruments held as hedges			
Derivative financial instruments classified as fair value hedges			
Currency swaps	16,987	331	1,584
Interest rate swaps	112,949	370	6,413
Total derivative financial instruments classified as fair value hedges	129,936	701	7,997
Derivative financial instruments classified as cash flow hedges			
Interest rate swaps	-	-	-
Total derivative financial assets/liabilities classified as hedges	129,936	701	7,997

11 Loans to customers

In millions of euros	2009	2008
Loans initiated by Rabobank:		
Loans to government clients:		
- leasing	847	833
- other	3,091	8,019
Loans to private clients:		
- overdrafts	15,025	14,832
- mortgages	201,477	192,741
- leasing	19,750	19,684
- receivables relating to securities transactions	8,368	3,816
- corporate loans	145,618	152,424
- other	35,445	27,070
Gross loans to customers	429,621	419,419
Less: changes in loans to customers	(4,399)	(3,130)
	425,222	416,289
Reclassified assets	8,648	9,994
Total loans to customers	433,870	426,283

The impairment of reclassified assets amounts to 217 (2008: 317) and is recognised in profit and loss under Net income from other financial assets and liabilities at fair value through profit and loss.

In millions of euros	2009	2008
Value adjustments in loans to customers		
Value adjustments in loans to customers can be broken down as follows		
At 1 January	3,130	2,282
Additional impairment for credit losses	3,429	1,929
Reversal of impairment for credit losses	(1,440)	(780)
Defaulting loans written off during the year	(764)	(441)
Interest and other changes	44	140
Total value adjustments in loans to customers	4,399	3,130
Individual value adjustment (specific provision)	3,560	2,357
Collective value adjustment (collective provision)	416	267
General provision (IBNR)	423	506
Total value adjustments in loans to customers	4,399	3,130
Gross carrying amount of loans whose value adjustments were established on an individual basis (specific and collective provisions)	9,090	6,455

The fair value of the collateral obtained by the bank for assets which were individually adjusted at the reporting date amounts to 6,983 (2008: 3,000).

During the year, Rabobank acquired financial and non-financial assets by taking possession of collateral with an estimated value of 26 (2008: 18). In general, it is Rabobank's policy to sell these assets in the reasonably foreseeable future. Yields are allocated to repay the outstanding amount.

Reclassification of financial assets

Based on the amendments to IAS 39 and IFRS 7, 'Reclassification of financial assets', Rabobank has reclassified a number of 'trading financial assets' and 'available-for-sale financial assets' to 'loans to customers' and 'due from other banks'.

Rabobank has identified assets to which this amendment applies, with the intention clearly shifting to holding the securities for the near future as opposed to selling or trading them in the short term. The reclassifications were effected as from 1 July 2008 at their fair value at the time. This note provides details on the impact of the reclassifications at Rabobank.

The table below shows the carrying amounts and fair values of the reclassified assets.

	31 December 2009		31 december 2008	
In millions of euros	Carrying amount	Fair value	Carrying amount	Fair value
Trading financial assets reclassified to loans	2,346	2,051	3,468	2,995
Available-for-sale financial assets reclassified to loans	9,436	8,098	10,727	9,106
Total financial assets reclassified to loans	11,782	10,149	14,195	12,101

The reclassification of trading financial assets had an adverse effect on the net profit for 2009, owing to unrealised fair value losses of 177 not being included. The reclassification of trading financial assets had a favourable effect on the net profit for 2008, due to the fact that unrealised fair value losses of 393 had not been included.

The change in equity in 2009 would have been 84 higher (2008: 730 lower) if available-for-sale financial assets had not been reclassified.

Following reclassification, the reclassified financial assets made the following contribution to operating profit before taxation in 2009.

	Year ended 31 December 2009	Year ended 31 December 2008
Net interest income	96	86
Value adjustments	(8)	-
Operating profit before taxation on reclassified trading financial assets	88	86
Net interest income	254	115
Value adjustments	(209)	(317)
Operating profit before taxation on reclassified available-for-sale financial assets	45	(202)

Value adjustments includes an amount of EUR 116 in connection with the remeasurement of the asset at the present value of future cash flows at the effective interest rate at the inception of the contract.

Finance leases

Loans to customers also includes receivables from finance leases, which can be broken down as follows:

In millions of euros	2009	2008
Receivables from gross investment in finance leases:		
Shorter than 1 year	7,079	8,296
Longer than 1 year but not longer than 5 years	12,622	13,354
Longer than 5 years	1,155	1,421
Total receivables from gross investment in finance leases	20,856	23,071
Unearned deferred finance income from finance leases	645	2,800
Net investment in finance leases	20,211	20,271
Net investment in finance leases can be broken down as follows:		
Shorter than 1 year	7,442	7,846
Longer than 1 year but not longer than 5 years	11,536	11,326
Longer than 5 years	1,045	1,099
Net investment in finance leases	20,023	20,271

The provision for finance leases included in value adjustments amounted to 386 at 31 December 2009 (2008: 246).

The unguaranteed residual values accruing to the lessor amount to 149 (2008: 95). The contingent lease payments recognised as income in 2009 are nil.

12 Available-for-sale financial assets

In millions of euros	2009	2008
Short-term government securities	887	1,579
Government bonds	14,209	17,128
Other debt instruments	17,228	11,964
Equity instruments	1,025	994
Total available-for-sale financial assets	33,349	31,665

The impairment of available-for-sale financial assets amounts to 33 (2008: 646) and is recognised in profit and loss under Net income from other financial assets and liabilities at fair value through profit and loss.

Gains or losses on available-for-sale financial assets can be broken down as follows:

In millions of euros	2009	2008
Derecognised available-for-sale financial assets	138	(51)

The changes in available-for-sale financial assets can be broken down as follows:

In millions of euros	2009	2008
Opening balance	31,665	50,355
Translation differences on monetary assets	(302)	2,232
Additions	25,543	16,204
Disposals (sale and repayment)	(24,336)	(27,448)
Changes in fair value	715	(1,031)
Reclassified assets	-	(8,616)
Other changes	64	(31)
Closing balance	33,349	31,665

13 Held-to-maturity financial assets

In millions of euros	2009	2008
Government bonds	360	464
Other debt instruments	58	33
Total held-to-maturity financial assets	418	497

The changes in held-to-maturity financial assets can be broken down as follows:

In millions of euros	2009	2008
Opening balance	497	859
Additions	109	304
Redemption	(185)	(664)
Impairments	(3)	(2)
Closing balance	418	497

14 Investments in associates

In millions of euros	2009	2008
Opening balance	3,455	4,558
Purchases	425	181
Sales	(3)	(3)
Share of profit of associates	592	(26)
Dividends paid	(17)	(10)
Associates included in consolidation	-	(340)
Revaluation	(359)	(416)
Other	(37)	(489)
Total	4,056	3,455

The principal associates are listed under note 46 'Principal subsidiaries and associates'. The main investments made in 2009 (totalling 416) were Eureko in the Netherlands, Banco Terra in Mozambique, Banco Regional in Paraguay and FinTerra in Mexico. In addition, Rabobank sold the home search portals Moviq and Zoekallehuizen.

15 Intangible assets

In millions of euros	Goodwill	Software developed in-house	Other intangible assets	Total
Year ended 31 December 2009				
Net opening carrying amount	2,408	378	942	3,728
Foreign exchange differences	(9)	1	5	(68)
Additions	1	221	40	262
Other	(34)	43	25	34
Amortisation	-	(82)	(150)	(232)
Impairments	(3)	(51)	1	(53)
Net closing carrying amount	2,363	510	863	3,736
Cost	2,381	851	1,429	4,661
Accumulated depreciation and impairments	(18)	(341)	(566)	(925)
Net carrying amount	2,363	510	863	3,736
Year ended 31 December 2008				
Net opening carrying amount	2,046	268	869	3,183
Foreign exchange differences	5	-	2	7
Additions	337	162	89	588
Acquisition/disposal of subsidiaries	-	-	16	16
Other	22	29	110	161
Amortisation	-	(75)	(138)	(213)
Impairments	(2)	(6)	(6)	(14)
Net closing carrying amount	2,408	378	942	3,728
Cost	2,423	584	1,380	4,387
Accumulated depreciation and impairments	(15)	(206)	(438)	(659)
Net carrying amount	2,408	378	942	3,728

Goodwill is reviewed for impairment by comparing the carrying amount of the cash-generating unit (including goodwill) with the best estimate of the value in use of the cash-generating unit. For that purpose, first the best estimate of the value in use is determined on the basis of cash flow forecasts taken from annual medium-term plans drawn up as part of the annual planning cycle, which reflect the management's best estimates of market conditions, market restrictions, discount rates (after taxation), growth in operations, etc. If the outcome shows that there is no significant difference between the fair value and the carrying amount, the fair value is assessed in more detail, with the relevant share price being used for listed companies. In addition, valuation models are used which are similar to the initial recognition of an acquisition, peer reviews, etc. The valuation models are assessed and include the development of the activities since the acquisition, the most recent income and expenditure forecasts drawn up by management, as well as updated forecasts, assessments of discount rates, end values of growth rates, etc. Peer reviews include an assessment of the price/earnings ratio and price/carrying amount ratio of similar listed companies, or similar market transactions. Assumptions are generally based on experience, management's best estimates of future developments and, if available, external data. Market developments in 2009 had a significant impact on the estimated fair values of reportable entities. However, impairment testing as at 31 December 2009 on the basis of assumptions, best estimates and reasonably likely changes thereto did not result in the recognition of impairment losses.

16 Property and equipment

In millions of euros	Land and buildings	Equipment	Total
Year ended 31 December 2009			
Net opening carrying amount	2,236	3,634	5,870
Foreign exchange differences	-	18	18
Purchases	410	1,530	1,940
Disposals	(89)	(534)	(623)
Depreciation	(132)	(163)	(295)
Impairments	(7)	-	(7)
Depreciation of operating lease assets	-	(725)	(725)
Other	(35)	(19)	(54)
Net closing carrying amount	2,383	3,741	6,124
Cost	3,897	6,911	10,807
Accumulated depreciation and impairments	(1,514)	(3,170)	(4,683)
Net carrying amount	2,383	3,741	6,124

In millions of euros	Land and buildings	Equipment	Total
Year ended 31 December 2008			
Net opening carrying amount	1,974	3,598	5,572
Foreign exchange differences	10	(33)	(23)
Purchases	184	1,228	1,412
Acquisition of subsidiaries	192	1	193
Disposals	(76)	(261)	(337)
Depreciation	(144)	(168)	(312)
Depreciation of operating lease assets	-	(704)	(704)
Other	96	(27)	69
Net closing carrying amount	2,236	3,634	5,870
Cost	3,660	6,540	10,200
Accumulated depreciation and impairments	(1,424)	(2,906)	(4,330)
Net carrying amount	2,236	3,634	5,870

17 Investment properties

In millions of euros	2009	2008
Net opening carrying amount	1,038	1,105
Purchases	80	131
Sales	(108)	(183)
Depreciation	(28)	(33)
Transferred from other assets	446	-
Other	(65)	18
Net closing carrying amount	1,363	1,038
The carrying amount exceeds the fair value by 41.		
Cost	1,676	1,258
Accumulated depreciation	(313)	(220)
Net carrying amount	1,363	1,038

The maximum remaining maturity of investment properties is 15 years.

18 Other assets

In millions of euros	2009	2008
Receivables and prepayments	1,392	1,380
Accrued interest	1,640	2,377
Precious metals, goods and warehouse receipts	101	65
Assets in progress	3,251	3,707
Accrued income	443	678
Other assets	1,894	2,348
Total other assets	8,721	10,555

Real estate projects

In millions of euros	2009	2008
Building sites and equalisation funds	1,949	1,954
Work in progress	1,096	1,492
Trade receivables real estate	206	261
Total real estate projects	3,251	3,707

Work in progress

In millions of euros	2009	2008
Housing development planned and under construction	919	1,311
Commercial real estate under development and under construction	1,629	1,374
Housing construction instalments invoiced in advance	(516)	(725)
Commercial real estate instalments invoiced in advance	(936)	(468)
Total real estate projects	1,096	1,492

19 Due to other banks

In millions of euros	2009	2008
Other loans	3,442	4,091
Money market deposits	33	105
Time deposits	13,379	11,882
Other deposits	3,622	6,101
Repurchase agreements	1,953	1,712
Total due to other banks	22,429	23,891

20 Due to customers

In millions of euros	2009	2008
Savings	121,373	114,680
Current account/settlement accounts	76,156	73,062
Time deposits	47,897	81,554
Repurchase agreements	1,207	664
Other due to customers	39,705	34,254
Total due to customers	286,338	304,214

Due to customers also includes investments of central banks of 13 (2008: 23) billion.

21 Debt securities in issue

In millions of euros	2009	2008
Certificates of deposit	52,391	32,004
Commercial paper	25,473	23,345
Bonds	90,259	78,076
Other debt securities	3,629	2,354
Total debt securities in issue	171,752	135,779

22 Other debts

In millions of euros	2009	2008
Payables	3,184	2,652
Dividends payable	158	142
Accrued interest	3,030	3,598
Other	1,596	2,156
Provision for day 1 profit	115	96
Total other debts	8,083	8,644

23 Other financial liabilities at fair value through profit and loss

The change in the fair value of the other financial liabilities at fair value through profit and loss that is attributable to changes in Rabobank's credit risk is -183 after taxes (2008: 736). The cumulative change in fair value attributable to changes in Rabobank's credit risk since the issue of structured notes amounts to 742. The change in fair value that is allocable to changes in the credit risk is calculated by establishing a connection with the change in credit mark-up of structured notes issued by Rabobank. The amount Rabobank is obliged to pay on the contract repayment date, discounted at the effective rate of interest, exceeds the carrying amount by 0.7 billion (2008: 1.6 billion).

In millions of euros	2009	2008
(Structured) notes	22,498	19,729
Other debt securities	4,180	4,189
Time deposits	641	879
Total other financial liabilities at fair value through profit and loss	27,319	24,797

24 Provisions

Rabobank recognised the following provisions during the year.

In millions of euros	2009	2008
Restructuring provision	228	223
Provision for tax and legal issues	512	512
Other	355	140
Total provisions	1,095	875
Restructuring provision		
Opening balance	223	348
Interest	9	11
Additions charged to profit	71	60
Withdrawals	(70)	(42)
Release	(5)	(154)
Closing balance	228	223
Provision for tax and legal issues		
Opening balance	512	631
Interest	8	7
Additions charged to profit	63	81
Withdrawals	(58)	(38)
Release	(13)	(169)
Closing balance	512	512
Other		
Opening balance	140	188
Additions charged to profit due to deposit guarantee system	213	53
Other additions charged to profit	2	5
Withdrawals	-	(87)
Release	-	(19)
Closing balance	355	140
Total provisions	1,095	875

Approximately 43% (2008: 40%) of the provision for tax and legal issues relates to tax claims. 'Other' includes provisions for onerous contracts, credit guarantees, Opmaat and obligations under the terms of the deposit guarantee system.

Maturity of the Rabobank provisions (excluding provisions for employee benefits and doubtful debts)

In millions of euros	Less than 1 year	1-5 years	More than 5 years	Total
At 31 December 2009	952	139	4	1,095
At 31 December 2008	793	69	13	875

25 Deferred tax

Deferred tax assets and liabilities are measured for all temporary differences using the 'liability' method based on an effective tax rate of 25.5% (2008: 25.5%) in the Netherlands. No deferred tax asset has been recognised for carry forward losses totalling approximately 735 (2008: 275). The carry forward losses relate to various tax authorities and their term to maturity is unlimited. Changes in the deferred income tax account can be broken down as follows:

In millions of euros	2009	2008
Deferred tax assets		
Opening balance	1,619	1,565
Recognised in profit and loss:		
- in respect of rate changes	-	17
- other temporary differences	(60)	56
Available-for-sale financial assets:	(270)	439
Foreign exchange differences	(20)	83
Acquisition/(disposal) of subsidiaries	-	(1)
Other	(95)	(540)
Closing balance	1,174	1,619
Deferred tax liabilities		
Opening balance	474	851
Recognised in profit and loss:		
- in respect of rate changes	-	12
- other temporary differences	(34)	(677)
Available-for-sale financial assets	32	59
Foreign exchange differences	3	37
Acquisition/(disposal) of subsidiaries	-	37
Other	14	155
Closing balance	489	474
Deferred tax assets		
Pensions and other post-employment benefits	(347)	29
Impairments	739	559
Other provisions	26	136
Hedging of interest rate risk	315	(307)
Carry forward losses	243	505
Intangible assets	114	238
AFS reserve	12	405
Property and equipment, including leases	(120)	-
Other temporary differences	192	54
Total deferred tax assets	1,174	1,619
Deferred tax liabilities		
Intangible assets	-	150
Other provisions	163	-
Pension and other post-employment benefits	6	-
Other temporary differences	12	192
AFS reserve	23	44
Other temporary differences	285	88
Total deferred tax liabilities	489	474

The deferred tax expense included in the income statement can be broken down by temporary difference as follows:

In millions of euros	2009	2008
Property and equipment	(21)	(114)
Pensions and other post-employment benefits	329	(10)
Impairments, provisions and losses on financial assets	(147)	(315)
Carry forward losses	(28)	(296)
Other temporary differences	(107)	(3)
Deferred tax expense	26	(738)

26 Employee benefits

In millions of euros	2009	2008
Employee benefits - assets	(1,467)	-
Employee benefits - liabilities	500	371
Total employee benefits	(967)	371
Pension plans	(1,408)	(185)
Other employee benefits	441	556
Total pension liabilities	(967)	371

26.1 Pension plans

Rabobank has implemented several pension plans covering a significant percentage of its employees. Most of the plans are career average defined benefit plans, some of which are administered by pension funds. The assets of the fund-administered plans are held independently of Rabobank assets and are managed by the trustees of the funds. These plans are valued each year by independent actuaries using the method prescribed by IFRS. The most recent actuarial valuations were carried out at the end of 2009. About 95% of the pension liability relates to the Rabobank Pension Fund, with 3% relating to foreign pension funds and 2% to other Dutch pension funds.

The weighted averages of the principal actuarial assumptions used in the valuation of the provision for defined benefit plans at 31 December (in % per annum) are:

	2009	2008
Discount rate	5.25	5.75
Projected salary trends	3	3
Price inflation	2	2
Wage inflation	2.25	2.25
Expected return on investments	5.75	6.25

The expected long-term return on the Rabobank Pension Fund's portfolio depends largely on the allocation of assets to various investment categories – fixed-interest securities, shares, real estate and alternatives – as each category has its own specific projected returns. The Dutch Central Bank, which is the supervisory authority for the pensions industry, has set limits to projected returns for the various investment categories that may be disclosed as part of a continuity analysis. Based on the present asset allocation in the Rabobank Pension Fund's portfolio and the Dutch Central Bank's parameters, the projected long-term return is estimated at 5.75%. Experience adjustments on plan liabilities amounted to 88 (2008: 320).

In millions of euros	2009	2008	2007	2006	2005
Present value of liabilities administered by funds	11,074	9,428	9,497	9,699	9,676
Fair value of plan assets	(12,020)	(12,206)	(11,013)	(10,262)	(8,739)
	(946)	(2,778)	(1,516)	(563)	937
Present value of liabilities not administered by funds	-	-	-	-	1
Unrecognised actuarial gains/(losses)	(462)	2,592	1,859	1,184	(62)
Unrecognised past service costs	-	1	(2)	(3)	(38)
Net liabilities	(1,408)	(185)	341	618	838

In millions of euros	2009	2008
Present value of liabilities administered by funds		
Present value of entitlements at 1 January	9,428	9,497
Interest	526	522
Increase in entitlements during the year	368	377
Benefits paid	(187)	(200)
Transfer of accrued benefits	116	15
Pension plan changes	-	1
Other	32	(59)
Expected present value of entitlements at 31 December	10,283	10,153
Actuarial result	791	(725)
Present value of entitlements at 31 December	11,074	9,428
Fair value of plan assets		
Fair value of assets at 1 January	12,206	11,013
Acquired plan assets	762	669
Expected income from investments	606	425
Premium contributed by the employer	60	22
Premium contributed by the employee	(187)	(200)
Transfer of accrued benefits and costs	116	3
Other	(14)	(46)
Expected fair value of assets at 31 December	13,549	11,886
Actuarial result	(1,529)	320
Fair value of assets at 31 December	12,020	12,206

The premium to be contributed to the 2010 plan is expected to be 600.

Plan assets have been allocated as follows:

	2009	2008
Shares	51.0%	51.6%
Fixed-interest securities	39.5%	38.1%
Real estate	6.9%	6.9%
Cash and cash equivalents	2.6%	3.4%
Total plan assets	100%	100%

Less than 5% of plan assets is allocated to Rabobank's own funds. These are chiefly cash and cash equivalents held with Rabobank.

In millions of euros	2009	2008
Actual income from investments		
Expected income from investments	762	669
Actuarial result	(1,529)	320
Actual income from investments	(767)	989

The amounts recognised in consolidated statement of income for the year are as follows:

In millions of euros	2009	2008
Costs based on period of employment during the year	368	377
Interest on liabilities	526	522
Expected income from plan assets	(762)	(669)
Past service costs	-	1
Amortisation of actuarial (gains)/losses	(734)	(312)
Losses/(gains) on discounts /(settlements)/costs	40	7
Total cost of defined benefit plans	(562)	(74)

26.2 Other employee benefits

Other employee benefits mainly comprise early retirement liabilities/non-active persons scheme for an amount of 251 (2008: 362) and liabilities for future long-service awards for an amount of 81 (2008: 73).

27 Subordinated debt

In millions of euros	2009	2008
Trust Preferred Securities II	391	1,257
Rabobank Nederland	1,910	839
FGH Bank	42	40
Other	19	23
Total subordinated debt	2,362	2,159

Movements in the Trust Preferred Securities II are stated in the table below

In millions of euros	2009	2008
Trust Preferred Securities II		
At 1 January	1,257	1,189
Purchase of Trust Preferred Securities	(722)	-
Foreign exchange differences and other	(144)	68
At 31 December	391	1,257

In 2003, 1.75 million non-cumulative Trust Preferred Securities were issued by Rabobank Capital Funding Trust II, Delaware, a group company of Rabobank Nederland. The expected distribution is 5.26% until 31 December 2013, after which the expected distribution is equal to the three-month USD LIBOR plus 1.6275%. The total proceeds from this issue amounted to USD 1,750. As from 31 December 2013, these Trust Preferred Securities can be repurchased on each distribution date (once every quarter) after prior written approval is received from the Dutch Central Bank.

Rabobank Nederland granted a loan of 1,000 in 2005 bearing interest at a fixed rate of 4.74% and maturing in 2015. In 2009, Rabobank Nederland granted a loan of 1,000 at a fixed interest rate of 5.875%, falling due in 2019. The subordinated debt is lower at group level, since a portion has been placed with group companies.

The subordinated loan of FGH Bank is a loan of 42 bearing interest at a fixed rate of 6%. The loan matures in 2012.

28 Contingencies and commitments

Credit related liabilities

Credit granting liabilities represent the unused portions of funds authorised for the granting of credit in the form of loans, guarantees, letters of credit and other lending related financial instruments. Rabobank's credit risk exposure from credit granting liabilities consists of potential losses amounting to the unused portion of the authorised funds. The total expected loss is lower than the total of unused funds, however, because credit granting liabilities are subject to the clients in question continuing to meet specific standards of creditworthiness. Guarantees represent irrevocable undertakings that, provided certain conditions are met, Rabobank will make payments on behalf of clients if they are unable to meet their financial obligations to third parties. Rabobank also accepts credit granting liabilities in the form of credit facilities made available to ensure that clients' liquidity requirements can be met, but which have not yet been drawn upon.

In millions of euros	2009	2008
Guarantees	10,117	9,515
Credit granting liabilities	30,420	31,388
Letters of credit	3,887	1,540
Other contingent liabilities	240	208
Total credit related and contingent liabilities	44,664	42,651

The contractual commitments relating to the acquisition of property and equipment amount to 48.

Liabilities relating to operating leases

Rabobank has taken on various operating lease contracts as lessee. The future net minimum lease payments under non-cancellable operating leases can be broken down as follows:

In millions of euros	2009	2008
Shorter than 1 year	64	52
Longer than 1 year but not longer than 5 years	137	124
Longer than 5 years	29	54
Total liabilities relating to operating leases	230	230

Payments receivable from operating leases

Rabobank has taken on various operating lease contracts as lessor. The future net minimum lease payments receivable from non-cancellable operating leases can be broken down as follows:

In millions of euros	2009	2008
Earlier than 1 year	1,189	684
Later than 1 year but not later than 5 years	2,347	3,056
Later than 5 years	168	255
Total payments receivable from operating leases	3,704	3,995

No contingent lease payments were recognised as assets during the year under review.

Carrying amount of financial assets provided as security for (contingent) liabilities

In millions of euros	2009	2008
Due from other banks	1,116	222
Trading financial assets	-	1,557
Other financial assets at fair value through profit and loss	188	140
Loans to customers	3,535	2,609
Available-for-sale financial assets	1,580	6,145
Total	6,419	10,673

The assets were provided to counterparties as security for (contingent) liabilities. If Rabobank remains in default the counterparties may use the security to settle the debt.

29 Equity

Equity of Rabobank Nederland and local Rabobanks

In millions of euros	2009	2008
Foreign currency translation reserve	(419)	(464)
Revaluation reserve for available-for-sale financial assets	(368)	(898)
Revaluation reserve for associates	134	163
Hedging reserve for cash flow hedges	(37)	(31)
Retained earnings	22,868	21,304
Total reserves and retained earnings at year-end	22,178	20,074

Changes in reserves were as follows:

In millions of euros	2009	2008
Foreign currency translation reserve		
Opening balance	(464)	(127)
Currency translation differences emerging during the year	45	(337)
Closing balance	(419)	(464)
Revaluation reserve for available-for-sale financial assets		
Opening balance	(898)	489
Changes in associates	(359)	(416)
Fair value changes	490	(1,482)
Amortisation of reclassified assets	210	119
Transferred to profit or loss	189	392
Closing balance	(368)	(898)

In millions of euros	2009	2008
Revaluation reserve for associates		
Opening balance	163	164
Fair value changes	(29)	(1)
Closing balance	134	163

If a shareholding is increased to such an extent that it must be consolidated, the initial shareholding is remeasured at fair value at the time of its increase.

In millions of euros	2009	2008
Hedging reserve for cash flow hedges		
Opening balance	(31)	1
Fair value changes	(6)	(32)
Net gains/(losses) reclassified under profit	-	-
Closing balance	(37)	(31)
Retained earnings		
Opening balance	21,304	19,157
Net profit attributable to Rabobank Nederland and local Rabobanks	1,475	2,089
Other	89	58
Closing balance	22,868	21,304
Total reserves and retained earnings	22,178	20,074

30 Rabobank Member Certificates issued by a group company

Members' capital relates to the share certificates ('Rabobank Member Certificates') issued in 2000, 2001, 2002 and 2005 in the capital of Rabobank Ledencertificaten N.V. ('RLC I'), Rabobank Ledencertificaten II N.V. ('RLC II') and Rabobank Ledencertificaten III N.V. ('RLC') respectively (hereinafter RLC I, RLC II and RLC are jointly referred to as the 'RLC companies').

In 2000, RLC I issued 40 million shares. The total proceeds of this issue amounted to 1,000. In 2000, RLC I granted Rabobank Nederland a 900 deep-subordinated loan with a term of 31 years. In 2001, RLC I issued an additional 60 million shares. The total proceeds of this issue amounted to 1,575. In 2001, RLC I granted Rabobank Nederland a 1,350 deep-subordinated loan with a term of 30 years. In 2007, RLC I granted Rabobank Nederland a third deep-subordinated loan of 250 with a term of 24 years.

In 2002, RLC II issued 17 million shares. The total proceeds of this issue amounted to 1,747. In 2002, RLC II granted Rabobank Nederland a 1,487 deep-subordinated loan with a term of 32 years. In 2007, RLC II granted Rabobank Nederland a second deep-subordinated loan of 165 with a term of 27 years. In 2005, RLC issued 40 million shares. The total proceeds of this issue amounted to 2,000. In 2005, RLC I granted Rabobank Nederland a 1,999 deep-subordinated loan with a term of 35 years.

With effect from 30 September 2008, the terms and conditions of the Rabobank Member Certificates were amended. For instance, the remaining terms to maturity of the subordinated loans granted to Rabobank Nederland by RLC I and RLC II were adjusted to the remaining terms to maturity of the subordinated loan granted to Rabobank Nederland by RLC (29 September 2040) as a result of this amendment.

On 30 December 2008, the legal merger between RLC (as the acquiring company), RLC I and RLC II became effective (the 'Merger'). As a consequence of the Merger, RLC (known after the Merger as: Rabobank Ledencertificaten N.V.) acquired all the capital of RLC I and RLC II by universal title and RLC I and RLC II ceased to exist.

After the Merger became effective, the loan agreements existing between the RLC companies and Rabobank Nederland were combined on 30 December 2008, as a result of which the existing subordinated loans were combined into a single subordinated loan. Subject to the approval of the Dutch Central Bank this loan may be repaid on 29 September 2040 (the 'Subordinated Loan'). Subject to the approval of the Dutch Central Bank, the Subordinated Loan may be repaid ahead of schedule on 29 September 2035 and on the 29th of the third month of every quarter thereafter. Since the proceeds of the issue are available to Rabobank on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since in principle no distribution is made if the consolidated statement of income of Rabobank shows a loss for any financial year, the issue proceeds, insofar as they have been lent on to Rabobank Nederland, are recognised in equity in proportion to the number of shares held by members and employees.

The combined loan agreement stipulates that – with effect from 19 March 2009 and where necessary in the opinion of the Dutch Central Bank – the entitlements of RLC under the Subordinated Loan will be restricted to entitlements in the event of dissolution, contingency or bankruptcy of Rabobank Nederland, with the proviso that (i) these entitlements at that time rank pari passu with the entitlements of the holders of shares, held by the local Rabobanks as members of Rabobank Nederland, as referred to in Article 73 (7) of the Articles of Association of Rabobank Nederland (therefore subordinated to all other subordinated and other creditors of Rabobank Nederland) and (ii) the remaining liquidation surplus, if any, will be shared with the aforementioned holders of shares in proportion to the entitlements after all subordinated and other creditors of Rabobank Nederland have been satisfied, without RLC retaining a claim should that surplus not suffice. Subject to the prior written approval of the Dutch Central Bank, the aforementioned no longer applies if the reason why this stipulation became operative ceases to exist. Furthermore, the agreement stipulates that - with effect from 19 March 2009 - if Rabobank Nederland issues new instruments with the objective of fuelling equity, the Dutch Central Bank must be consulted – with a view to the laws and regulations ruling at that time – on the question to what extent the newly to be raised capital is allocated to cover losses incurred in the period prior to that in which the capital was raised.

The distribution per certificate in 2009 was 1.33. RLC has the right not to make a distribution.
At year-end 2009, the number of shares – adjusted to the new notional amount – held by members and employees was 241,018,966 with a net asset value of 6,315. At year-end 2008, the number of shares – adjusted to the new notional amount – held by members and employees was 237,849,504 with an asset value of 6,236.

Rabobank Member Certificates

In millions of euros	2009	2008
Changes during the year:		
Opening balance	6,236	6,233
Share premium	-	154
Rabobank Member Certificates issued and cancelled during the year and other	79	(151)
Closing balance	6,315	6,236

31 Capital Securities and Trust Preferred Securities III to VI

Capital Securities can be broken down as follows:

In millions of euros	2009	2008
Capital Securities issued by Rabobank Nederland	4,953	1,813
Trust Preferred Securities III to VI issued by group companies	1,229	1,697
Closing balance	6,182	3,510

Capital Securities

In 2009 Rabobank Nederland issued Capital Securities in the amounts of EUR 500 million, NZD 280 million, USD 2,868 million and CHF 750 million. The Capital Securities are perpetual and have no expiry date. The distribution on the Capital Securities per issue is as follows:

Issue of EUR 500 million

The distribution is 9.94% per year and is made payable annually in arrears as of the issue date (27 February 2009), for he first time on 27 February 2010. As from 27 February 2019, the distribution will be made payable every quarter based on the three-month Euribor plus an annual 7.50% mark-up.

Issue of NZD 280 million

The distribution equals the five-year swap interest plus an annual 3.75% mark-up and was set at 8.7864 per annum on 25 May 2009. As from the issue date (27 May 2009), the distribution will be made payable every quarter in arrears, for the first time on 18 June 2009 (short first interest period). From 18 June 2014 the distribution will be made payable every quarter based on five-year swap interest plus an annual 3.75% mark-up to be set on 18 June 2014. From 18 June 2019 the distribution will be made payable every quarter based on the 90-day bank bill swap interest plus an annual 3.75% mark-up.

Issue of USD 2,868 million

The distribution is 11% per year and will be made payable every six months in arrears as of the issue date (4 June 2009), for the first time on 31 December June 2009 (long first interest period). As from 30 June 2019 the distribution will be made payable every quarter based on the three-month USD LIBOR plus an annual 10.868% mark-up.

Issue of CHF 750 million

The distribution is 6.875% per year and will be made payable annually in arrears as of the issue date (14 July 2009), for the first time on 12 November 2009 (short first interest period). As from 12 November 2014 the distribution will be made payable every six months based on the six-month CHF LIBOR plus an annual 4.965% mark-up.

The level of Rabobank Nederland's profit may influence the distribution of interest on the Capital Securities. Should Rabobank Nederland become insolvent, the Capital Securities are subordinate to the rights of all other (current and future) creditors of Rabobank Nederland, unless the rights of those other creditors substantively determine otherwise.

Trust Preferred Securities III to VI issued by group companies

In 2004, four tranches of non-cumulative Trust Preferred Securities were issued.

- Rabobank Capital Funding Trust III, Delaware, a group company of Rabobank Nederland, issued 1.50 million non-cumulative Trust Preferred Securities. The expected distribution is 5.254% until 21 October 2016. For the period 21 October 2016 to 31 December 2016 inclusive, the expected distribution is equal to the USD LIBOR interpolated for the period, plus 1.5900%. The trust has the right not to make a distribution. Thereafter, the expected distribution is equal to the three-month USD LIBOR plus 1.5900%. The total proceeds from this issue amounted to USD 1,500 million. As from 21 October 2016, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from the Dutch Central Bank.
- Rabobank Capital Funding Trust IV, Delaware, a group company of Rabobank Nederland, issued 350 thousand non-cumulative Trust Preferred Securities. The expected distribution is 5.556% until 31 December 2019, after which the expected distribution is equal to the six-month GBP LIBOR plus 1.4600%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to GBP 350 million. As from 31 December 2019, these Trust Preferred Securities can be repurchased on each distribution date (which is once every half-year) after prior written approval is received from the Dutch Central Bank.
- Rabobank Capital Funding Trust V, Delaware, a group company of Rabobank Nederland, issued 250 thousand non-cumulative Trust Preferred Securities. The expected distribution is equal to the three-month BBSW plus 0.6700% until 31 December 2014 inclusive, after which the expected distribution is equal to the three-month BBSW plus 1.6700%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to AUD 250 million. As from 31 December 2014, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from the Dutch Central Bank.
- Rabobank Capital Funding Trust VI, Delaware, a group company of Rabobank Nederland, issued 250 thousand non-cumulative Trust Preferred Securities. The expected distribution is 6.415% until 31 December 2014, after which the expected distribution is equal to the three-month BBSW plus 1.6700%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to AUD 250 million. As from 31 December 2014, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from the Dutch Central Bank.

A distribution becomes due on the Trust Preferred Securities issued in 1999 and 2003 included under subordinated loans if:

(i) the most recent, audited and adopted consolidated financial statements of Rabobank Nederland show that Rabobank Group realised a net profit (after tax and extraordinary expenses) in the previous year; or

(ii) a distribution is made on securities that are more subordinated (such as Rabobank Member Certificates) or on securities of equal rank (pari passu); subject to the proviso that no distribution becomes due should the Dutch Central Bank object (for example, if Rabobank Group's solvency ratio is below 8%).

The condition stated under (i) does not apply to Trust Preferred Securities issued in 2004. The other conditions do apply. If Rabobank Group realises a profit, Rabobank Nederland can make a distribution on these securities at its own discretion.

In 2009, 392 in Trust Preferred Securities III were purchased.The result is accounted on 'Net income from other financial assets and liabilities at fair value through profit and loss'.

Trust Preferred Securities

In millions of euros	2009	2008
Changes during the year:		
Opening balance	1,697	1,789
Purchase of Trust Preferred Securities	(527)	-
Foreign exchange differences	59	(92)
Closing balance	1,229	1,697

32 Non-controlling interests

This item relates to shares held by third parties in subsidiaries and other group companies. Movements in non-controlling interests mainly relate to the effects of structured finance deals and conduits with third-party investors.

In millions of euros	2009	2008
Opening balance	3,639	2,713
Net profit	109	155
Currency translation differences	(37)	56
Associates included in consolidation / deconsolidated	(283)	289
Changes in AFS revaluation reserve	12	472
Other	(17)	(46)
Closing balance	3,423	3,639

33 Interest

In millions of euros	2009	2008
Interest income		
Cash and cash equivalents	76	176
Due from other banks	577	1,654
Trading financial assets	332	718
Other financial assets at fair value through profit and loss	177	611
Loans to customers	17,163	21,748
Available-for-sale financial assets	1,246	2,282
Held-to-maturity financial assets	19	23
Other	176	33
Total interest income	19,766	27,245

In millions of euros	2009	2008
Interest expense		
Due to other banks	789	1,564
Other trade liabilities	56	75
Due to customers	6,143	9,959
Debt securities in issue	3,756	5,940
Other debts	163	165
Other financial liabilities at fair value through profit and loss	708	1,015
Other	105	10
Total interest expense	11,720	18,728
Net interest	8,046	8,517

Capitalised interest attributable to qualifying assets amounted to 28 (2008: 69).

The average interest rate applied in determining interest charges to be capitalised ranges between 2.1% and 4.9% (2008: between 3.9% and 4.9%). In 2009, Rabobank repurchased part of the issued debt securities and subordinated loans with a nominal value of 1.8 billion and recognised it under interest expense. The impact on net profit for the year was some 0.2 billion.

34 Fees and commission

In millions of euros	2009	2008
Fee and commission income		
Asset management	891	1,264
Insurance commission	377	423
Lending	361	284
Purchase and sale of other financial assets	310	301
Payment services	489	512
Custodial fees and securities services	51	52
Handling fees	152	159
Other transactions involving financial instruments	71	73
Other commission income	313	332
Total fee and commission income	3,015	3,400
Fee and commission expense		
Asset management	217	256
Purchase and sale of other financial assets	116	116
Payment services	5	6
Custodial fees and securities services	9	13
Handling fees	36	34
Other commission expense	57	86
Total fee and commission expense	440	511
Net fees and commission	2,575	2,889

35 Income from associates

In millions of euros	2009	2008
Income from associates	592	(26)
Key figures of associates are as follows:		
Total assets at year-end	98,459	101,823
Total liabilities at year-end	87,678	91,951
Total income	25,782	19,737
Net result	1,446	(867)
Rabobank share of profit of associates	602	(26)
Discontinued/disposed interests	(10)	-
Total income from associates	592	(26)

36 Net income from financial assets and liabilities at fair value through profit and loss

In millions of euros	2009	2008
Debt instruments and interest rate derivative financial instruments	1,279	1,211
Equity instruments	(116)	(2,417)
Foreign currencies and other trading income	264	(565)
Net trading income	1,427	(1,771)
Net income from other financial assets and liabilities	(1,653)	616
Total net income from financial assets and liabilities at fair value through profit and loss	(226)	(1,155)

Net income from currency trading also includes gains and losses on spot and forward contracts, options, futures and assets and liabilities denominated in foreign currencies.

37 Other income

In millions of euros	2009	2008
Real estate activities	218	265
Rental income	272	329
Other	252	884
Total other income	742	1,478

Rental income includes operating lease income and rental income from investment properties. Operating lease income includes income of 1,693 (2008: 1,706), depreciation charges of 725 (2008: 704) and other costs of 741 (2008: 716). Rental income from investment properties includes income of 97 (2008: 91), depreciation charges of 28 (2008: 33) and other costs of 24 (2008: 15).

38 Staff costs

In millions of euros	2009	2008
Wages and salaries	3,416	3,342
Social security contributions and insurance costs	349	330
Pension costs for defined contribution plans	58	53
Pension costs for defined benefit plans	(562)	(74)
Other post-employment benefits	25	(10)
Other employee costs	583	649
Total staff costs	3,869	4,290

Expressed in FTEs, the average number of employees was 59,939 (2008: 57,652).

39 Other administrative expenses

This item includes office supplies, travel expenses, IT expenses, postage, advertising, rent, maintenance of buildings, etc. Other administrative expenses also include costs relating to the provision under the terms of the deposit guarantee system of 213 (2008: 53).

In millions of euros	2009	2008
Other administrative expenses	2,908	2,796

40 Depreciation and amortisation

In millions of euros	2009	2008
Depreciation of property and equipment	295	312
Amortisation of intangible assets	232	213
Total depreciation and amortisation	527	525

41 Value adjustments

In millions of euros	2009	2008
Due from other banks	19	68
Loans to customers	1,989	1,149
Receipts less write-offs	(56)	(53)
Credit related liabilities	(2)	17
Other assets	9	8
Total value adjustments	1,959	1,189

42 Income tax expense

In millions of euros	2009	2008
Current income tax		
Year under review	293	793
Prior years	(3)	43
Deferred tax	26	(738)
Income tax expense	316	98

The taxation on operating profit of Rabobank differs from the nominal amount based on Dutch standard tax rates. The reconciliation between the two amounts is shown below:

In millions of euros	2009	2008
Profit before taxation	2,604	2,852
Tax exempt income	(802)	(1,238)
Non-deductible expenses	35	40
Tax losses not recognised in prior years	(119)	(91)
Other	1	(119)
	1,719	1,444
Income tax expense based on a rate of 25.5% (2008: 25.5%)	438	368
Effect of change in tax losses	-	(5)
Effect of different tax rates in other countries and other non-recurring tax gains or losses	(122)	(265)
Income tax expense	316	98

Taxation reported in the consolidated statement of comprehensive income was as follows:

In millions of euros	2009	2008
Changes in fair value of available-for-sale financial assets	(166)	505
Gains on available-for-sale financial assets added to net profit for the year	(136)	(174)
Changes in fair value of cash flow hedging revaluation reserve	9	8
Costs of issue of Capital Securities	3	3
Taxations reported in the consolidated statement of comprehensive income	(290)	342

43 Transactions with related parties

Two parties are considered related if one party exercises control or has significant influence over the other party (regarding finance or operating decisions). In the normal course of business, Rabobank conducts a wide variety of transactions with related entities, involving different types of loans, deposits and transactions in foreign currencies. Transactions between related parties also include transactions with associates, joint ventures, the Executive Board and the Supervisory Board. These transactions are conducted at arm's length conditions. In accordance with IAS 24.4, transactions within Rabobank Group are not disclosed in the consolidated financial statements.

In the normal course of Rabobank's business operations, banking transactions are carried out with related parties. These involve loans, deposits and transactions in foreign currencies. These transactions are conducted at arm's length conditions and against market prices. The volumes of related party transactions, year-end outstanding balances and the corresponding income and expenses during the year are given on the next page:

In millions of euros	Associates 2009	Associates 2008	Other related parties 2009	Other related parties 2008
Loans				
Outstanding at beginning of year	269	545	23	23
Granted during the year	603	168	-	2
Repaid during the year	(104)	(444)	(10)	(2)
Loans at end of the year	768	269	13	23
Due to other banks and due to customers				
Outstanding at beginning of the year	5,695	6,281	-	-
Received during the year	38	37	-	-
Repaid during the year	(254)	(623)	-	-
Deposits at 31 December	5,479	5,695	-	-
Other liabilities	91	91	15	12
Credit liabilities and other guarantees issued by Rabobank	-	1,475	12	332
Income				
Interest income	167	24	-	3
Commission income	307	299	-	-
Trading income	156	(42)	-	-
Other	6	32	-	70
Total income from transactions with related parties	636	313	-	73
Expense				
Interest expense	369	69	-	4
Commission expense	13	12	-	1
Total expenses from transactions with related parties	382	81	-	5

44 Fees for services in accordance with Section 382a of Book 2 of the Dutch Civil Code

In millions of euros	2009	2008
Financial statements audit	10	13
Other audit engagements	3	2
Total	13	15

45 Supervisory Board and Executive Board

The members of the Supervisory Board and the Executive Board are listed on page 71 of these consolidated financial statements. The remuneration of members and former members of the Executive Board amounted to 9.9 in 2009 (2008: 9.0). This amount is included under staff costs. Rabobank regards the members of the Executive Board as managers with key positions.

In millions of euros	2009	2008
Salaries	6.6	6.7
Pension charges	1.3	1.1
Performance related bonuses	1.8	1.0
Other	0.2	0.2
Total	9.9	9.0

Of the performance-related payments, 54% (2008: 55%) can be considered short-term. The pension plan for the members of the Executive Board qualifies as a defined benefit plan. The total remuneration of members and former members of the Supervisory Board amounted to 1.6 (2008: 1.6).

In millions of euros	Executive Board 2009	Executive Board 2008	Supervisory Board 2009	Supervisory Board 2008
Loans, advances and guarantees				
Outstanding at 1 January	4.1	4.0	3.6	4.0
Granted during the year	3.7	0.2	0.4	0.6
Repaid during the year	(3.2)	(0.1)	(0.5)	(1.0)
Outstanding at 31 December	4.6	4.1	3.5	3.6

These transactions were concluded at staff terms and/or market rates. The average interest on fixed-interest loans in EUR for the Supervisory Board and the Executive Board was 4.5% and 3.7% respectively in 2009.

46 Principal subsidiaries and associates

Naam	Share	Voting rights
Subsidiaries		
Netherlands		
De Lage Landen International B.V.	100%	100%
Rabo Vastgoedgroep N.V.	100%	100%
OWM Rabobanken B.A.	100%	100%
Obvion N.V.	50%	70%
Rabohypotheekbank N.V.	100%	100%
Rabobank Ledencertificaten N.V.	100%	100%
Rabo Merchant Bank N.V.	100%	100%
Rabo Wielerploegen B.V.	100%	100%
Raiffeisenhypotheekbank N.V.	100%	100%
Robeco Groep N.V.	100%	100%
Schretlen & Co N.V.	100%	100%
Other Euro zone/EU countries		
ACC Bank Plc	100%	100%
Rest of Europe		
Bank Sarasin & Cie S.A.	46%	69%
B.G.Z. S.A.	59%	59%
North America		
Rabobank Capital Funding LCC II to VI	100%	100%
Rabobank Capital Funding Trust II to VI	100%	100%
Utrecht America Holdings Inc.	100%	100%
Australia and New Zealand		
Rabobank Australia Limited	100%	100%
Rabobank New Zealand Limited	100%	100%
Associates		
Netherlands		
Eureko B.V.	39%	39%
Equens N.V.	17%	17%
Gilde Venture Capital funds	Divers	Divers

Rabobank holds less than 20% of the voting rights in Equens, but has significant influence over Equens. For instance, two members of the Supervisory Board of Equens as well as the chairman of the Audit & Compliance Committee are Rabobank representatives. On account of Rabobank's significant influence over Equens, the interest qualifies as an associate.

47 Reverse repurchase transactions and securities borrowing agreements

Reverse repurchase transactions and securities borrowing agreements concluded by Rabobank are included under 'Due from other banks' and 'Loans to customers'. At 31 December, they amounted to:

In millions of euros	2009	2008
Due from other banks	12,564	4,621
Loans to customers	8,368	3,844
Total reverse repurchase transactions and securities borrowing agreements	20,932	8,465

Under the terms of the reverse repurchase transactions and securities borrowing agreements, Rabobank receives collateral under conditions that enable it to repledge or resell the collateral to third parties. The total fair value of the securities received under the terms of the agreements was 20,672 at 31 December 2009 (2008: 8,500). In accordance with the agreement terms, a portion of the securities was repledged or sold as collateral. These transactions were effected subject to the normal conditions for standard reverse repurchase transactions and securities borrowing agreements.

48 Repurchase transactions and securities lending agreements

Repurchase transactions and securities lending agreements concluded by Rabobank are included under 'Due from/ to other banks' and 'Due to Customers'. At 31 December, they amounted to:

In millions of euros	2009	2008
Due to other banks	1,953	1,712
Due to customers	1,207	664
Total repurchase and securities lending	3,160	2,376

At 31 December 2009 and 2008, interest-bearing securities with a carrying amount of 3,476 and 2,378 respectively had been provided as collateral for repurchase and similar agreements. In general, the counterparty has the right to resell or repledge the securities. These transactions were performed subject to the normal conditions for standard repurchase transactions and securities lending agreements.

49 Securitisations

As part of Rabobank Group's financing activities and the reduction of credit risk, cash flows from certain financial assets are transferred to third parties. Most financial assets subject to these transactions are mortgage and other loan portfolios. After securitisation, the assets continue to be recognised in Rabobank Group's statement of financial position under 'Loans to customers'. The securitised assets are measured in accordance with the accounting policies referred to in section 2.17 above.

The carrying amount of these financial assets is 73,461 (2008: 78,541) and the corresponding liability amounts to some 74,111 (2008: 79,570). Approximately 80% of transferred assets are securitised internally.

50 Events after the reporting date

No events after the reporting date have occurred to date.

51 Management's report on internal control over financial reporting

The management of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) is responsible for establishing and maintaining adequate internal control over financial reporting. Management is also responsible for the preparation and fair presentation of the consolidated financial statements.

Rabobank Nederland's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the European Union.

All internal control systems, no matter how well designed, have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that control may become inadequate, because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Rabobank Nederland's internal control over financial reporting as of 31 December 2009 based on the framework set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) established in Internal Control – Integrated Framework. Based on that assessment, management concluded that, as of 31 December 2009, Rabobank Nederland's internal control over financial reporting is effective based on the criteria established by COSO.

Ernst & Young Accountants LLP, which have audited the consolidated financial statements of Rabobank Nederland for the fiscal year ended 31 December 2009, also examined management's assessment of the effectiveness of Rabobank Nederland's internal control over financial reporting and the effectiveness of Rabobank Nederland's internal control over financial reporting; their report is included on page 74.

Piet Moerland (P.W.)

Bert Bruggink (A.)

52 Approval by Supervisory Board

The publication of these consolidated financial statements was approved by the Supervisory Board on 4 March 2010. The General Meeting will adopt these financial statements in June 2010.

Executive Board

Piet Moerland (P.W.), *chairman*
Bert Bruggink (A.), *cfo*
Berry Marttin (B.J.), *member*
Sipko Schat (S.N.), *member*
Piet van Schijndel (P.J.A.), *member*
Gerlinde Silvis (A.G.), *member*

Supervisory Board

Lense Koopmans (L.), *chairman*
Antoon Vermeer (A.J.A.M.), *deputy chairman*
Sjoerd Eisma (S.E.), *secretary*
Martin Tielen (M.J.M), *deputy secretary*
Irene Asscher-Vonk (I.P.), *member*
Bernard Bijvoet (B.), *member*
Tom de Bruijn (A.), *member*
Louise Fresco (L.O.), *member*
Rinus Minderhoud (M.), *member*
Paul Overmars (P.F.M.), *member*
Herman Scheffer (H.C.), *member*
Aad Veenman (A.W.), *member*
Cees Veerman (C.P.), *member*
Arnold Walravens (A.H.C.M.), *member*

Auditor's report

To the executive board and supervisory board of Rabobank Nederland

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements 2009 which are part of the financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Amsterdam, which comprise the consolidated statement of financial position as at 31 December 2009, the consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and a summary of significant accounting policies and other explanatory notes.

Executive board's responsibility

The executive board is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the executive board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the executive board, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Rabobank Nederland as at 31 December 2009, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 393 (5)(f) of Book 2 of the Netherlands Civil Code, we report, to the extent of our competence, that the executive board report is consistent with the consolidated financial statements as required by Section 391 (4) of Book 2 of the Netherlands Civil Code.

Utrecht, 4 March 2010

Ernst & Young Accountants LLP

/s/ G.H.C. de Meris

Assurance report

To the Executive Board and Supervisory Board of Rabobank Nederland

Assurance report

We have performed an assurance engagement on internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting policies. A company's internal control over financial reporting includes those policies and procedures that:

1. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
2. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting policies, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and
3. provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Executive Board's responsibility

The Executive Board of Rabobank Nederland is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Auditor's responsibility

Our responsibility is to conclude on the Executive Board's assessment and on the effectiveness of Rabobank Nederland's internal control over financial reporting based on the procedures performed during our assurance engagement.

We conducted our assurance engagement in accordance with Dutch law, including ISAE 3000 'Assurance engagements other than audits or reviews of historical financial information' based on criteria established in 'Internal Control – Integrated Framework', issued by the Committee of Sponsoring Organisations of the Treadway Commission (the COSO criteria).

This requires that we plan and perform the assurance engagement to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our assurance engagement included obtaining an understanding of internal control over financial reporting, evaluating the assessment of Rabobank Nederland's Executive Board, testing and evaluate the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.
We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on the procedures performed we conclude that the Executive Board's conclusion that, as of 31 December 2009, Rabobank Nederland's internal control over financial reporting is effective, is fairly stated, in all material respects, based on the COSO criteria. We also conclude that Rabobank Nederland maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on the COSO criteria.

Utrecht, 4 March 2010

Ernst & Young Accountants LLP

/s/ G.H.C. de Meris

Colophon

Published by

Rabobank Nederland Communications Department

Materials used

This document was printed using environmentally friendly materials. The ink was mineral oil-free Novavit® Easy Mix Bio and the paper 130 and 300 gram Arctic the Volume (FSC certified).

Disclaimer

This Consolidated Financial Statements is a translation of the Dutch Annual Report. In the event of any conflict in interpretation, the Dutch original takes precedence.

About the Consolidated Financial Statements

This publication, the financial statements and the separate edition 'Annual Report 2009 Rabobank Group' together form the annual report, the financial statements and other information of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

Filing

After they have been adopted, the annual report 2009, the financial statements 2009 and other information will be filed at the offices of Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.

Annual Reports

In 2010, Rabobank Group publishes the following reports, both in English and in Dutch:

- Annual Summary 2009 Rabobank Group / Jaarbericht 2009 Rabobank Groep
- Annual Report 2009 Rabobank Group / Jaarverslag 2009 Rabobank Groep
- Report 2009 Rabobank Group / Verslag 2009 Rabobank Groep
- Financial Statements 2009 Rabobank Group / Geconsolideerde jaarrekening 2009 Rabobank Groep
- Financial Statements 2009 Rabobank Nederland / Jaarrekening 2009 Rabobank Nederland
- Interim Report 2010 Rabobank Group / Halfjaarverslag 2010 Rabobank Groep

Our reports are published on www.rabobank.com/annualreports and www.rabobank.com/jaarverslagen.

Contact

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
Croeselaan 18
P.O.Box 17100
3500 HG Utrecht
The Netherlands
+31 30 216 0000


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Consolidated Financial Statements 2009 Rabobank Group
12119 04 2010
www.rabobank.com/annualreports



Rabobank



Rabobank
Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Our reference BB/jcd
Date May 6, 2009

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed Consolidated Financial Statements 2009 press releases from the periode April 2010 and the Pricing Supplements of April 2010 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland



Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2163A
TRANCHE NO: 3

NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 (the "Notes")

(to be consolidated and form a single series with the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 issued on 27 January 2010 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 issued on 5 March 2010 (the "Existing Notes"))

Issue Price: 102.35 per cent. (plus 71 days' accrued interest from and including 27 January 2010 to but excluding 8 April 2010)

Rabobank International **TD Securities**

The date of these Final Terms is 6 April 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, both relating to a recent development (the "**Offering Circular**"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2163A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,000,000,000
	(ii)	Tranche:	NOK 250,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	(to be consolidated and form a single series with the Existing Notes on the Issue Date)
5	Issue Price:		102.35 per cent. of the Aggregate Nominal Amount plus 71 days' accrued interest from and including 27 January 2010 to but excluding 8 April 2010
6	(i)	Specified Denominations:	NOK 10,000 and integral multiples thereof
	(ii)	Calculation Amount:	NOK 10,000

A11599566

7	(i)	Issue Date:	8 April 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 January 2010
8	Maturity Date:		27 January 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 January in each year, commencing on 27 January 2011 up to and including the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	NOK 400 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA) unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

A11599566

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a

		permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom

A11599566

		The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.123333, producing a sum of (for Notes not denominated in Euro):	Euro 30,833,250
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



A11599566

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date The Notes are to be consolidated and form a single series with the Existing Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Finanzmarktaufsicht (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 253,007,705.48
(iii)	Estimated total expenses:	NOK 4,812,500 (comprising a combined management selling and underwriting commission of NOK 4,687,500 and Managers' expenses of NOK 125,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 3.458 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0479655432
(iii)	Common Code:	047965543
(iv)	German WKN-code:	A1ASDE
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than	Not Applicable

	Euroclear and Clearstream, Luxembourg and the relevant number(s):	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Listing Prospectus dated 7 April 2010


Rabobank

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)

1st increase of CHF 150,000,000 to be consolidated and form a single series with the existing 2.125% Bonds 2005–2017 of CHF 400,000,000 (new issue size: CHF 550,000,000) (the "Bonds")

Issuer's Name and registered office	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Croeselaan 18, 3521 CB Utrecht, The Netherlands.
Interest Rate	2.125% p.a., payable annually on 11 October, for the next time on 11 October 2010.
Issue Price	100.678% of their nominal amount plus 178 days accrued interest (before commission).
Placement Price	The Placement Price of the Bonds will be fixed in accordance with supply and demand.
Payment Date	9 April 2010
Redemption	11 October 2017, at par
Early Redemption	For tax reasons only, anytime at par following a notice period according to the terms and conditions of the Bonds.
Further Issues	The Issuer reserves the right to issue further Bonds ranking pari passu with the Bonds in accordance with the terms and conditions of the Bonds.
Denominations	CHF 5,000 nominal and multiples thereof
Form of the Bonds	Bearer Form Permanent Global Certificate to be delivered to SIX SIS AG (the "SIS"). Holders of the Bonds do not have the right to request the printing and delivery of definitive Bonds.
Covenants	Pari Passu Clause, Negative Pledge Clause and Cross Default Clause.
Listing	Listing will be applied for on the Standard for Bonds of the SIX Swiss Exchange. The Bonds are provisionally admitted for trading on the SIX Swiss Exchange on 8 April 2010. The last trading date will be the third business day prior to Redemption.
Governing Law and Jurisdiction	The Bonds and all contractual documentation are governed by and shall be construed in accordance with Swiss law. Place of jurisdiction shall be the courts of Zurich.
Sales Restrictions	In particular U.S.A., U.S. persons, United Kingdom, EEA, Australia, Singapore, Japan, The Netherlands, Hong Kong, United Arab Emirates, Qatar, Republic of Italy and the Republic of France.
Rating	Aaa by Moody's / AAA by Standard & Poor's / AA+ by Fitch Ratings Ltd
Security Number/ ISIN/Common Code	Until Payment Date: 11.074.112 / CH0110741128 / 049492189 After Payment Date: 2.270.847 / CH0022708470 / 022960571

UBS Investment Bank **Raiffeisen Switzerland**

Bank Sarasin & Co. Ltd

U.S.A., U.S. persons

The Bonds have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S.

Bearer Bonds are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Each Bank has represented and agreed that and each further bank appointed under the Agreement will be required to agree that, it will not offer, sell or deliver the Bonds of any identifiable Tranche, (i) as part of their distribution at any time or (ii) otherwise until 40 days after completion of the distribution of such Tranche as determined, and certified to the Issuer, by the relevant Agent, or in the case of Bonds issued on a syndicated basis, the Lead Manager, within the United States or to, or for the account or benefit of, U.S. persons, and only in accordance with Rule 903 of Regulation S. Each Bank has further agreed that it will have sent to each Bank to which it sells Bonds during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Bonds within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after the commencement of an offering of Bonds, an offer or sale of Bonds within the United States by any Bank that is not participating in the offering may violate the registration requirements of the Securities Act.

United Kingdom

Each Bank has represented, warranted and agreed, and each further bank appointed under the Agreement will be required to represent, warrant and agree that:

(1) in relation to any Bonds which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Bonds other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Bonds would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Bonds in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Bank has represented, warranted and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Bonds which are the subject of the offering contemplated by the Prospectus and the Terms of the Bonds in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Bonds to the public in that Relevant Member State:

(a) if the Terms of the Bonds specify that an offer of those Bonds may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "Non-exempt Offer"), in the period beginning on the date of publication of a prospectus in relation to such Bonds which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the Terms of the Bonds contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, and ending on the date specified in such prospectus or Terms of the Bonds, as applicable;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000; and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Bank or Banks nominated by the Issuer for any such offer;

(e) at any time if the denomination per Bond being offered amounts to at least € 50,000; or

(f) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Bonds referred to in (b) to (e) above shall require the Issuer or any Bank to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Bonds to the public" in relation to any Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Australia

The Prospectus has not and no prospectus or other disclosure document in relation to the Bonds has been lodged with the Australian Securities and Investments Commission ("ASIC") or the ASX Limited ("ASX"). Each Bank represents and agrees and will be required to represent and agree that it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Bonds in Australia (including an offer or invitation which is received by a person in Australia) and

(b) has not distributed or published, and will not distribute or publish, the Prospectus, the Terms of the Bonds or any other offering material or advertisement relating to the Bonds in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD 500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 of Australia, (ii) such action complied with all applicable laws, regulations and directives and (iii) does not require any document to be lodged with ASIC or the ASX.

In addition, each Bank agrees that, in connection with the primary distribution of the Bonds, it will not sell Bonds to any person who has been notified in writing by Rabobank Australia Branch to be an associate of Rabobank Australia Branch, the acquisition of a Bond by whom would cause Rabobank Australia Branch to fail to satisfy the public offer test in section 128F of the Income Tax Assessment Act 1936 of Australia as a result of section 128F(5) of the Income Tax Assessment Act 1936 of Australia.

Singapore

The Prospectus and the Terms of the Bonds have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Bank has represented and agreed and each further bank appointed under the Agreement will be required to represent and agree that it has not offered or sold any Bonds or caused the Bonds to be made the subject of an invitation for subscription or purchase nor will it offer or sell the Bonds or cause the Bonds to be made the subject of an invitation for subscription or purchase, nor has it circulated or distributed nor will it circulate or distribute the Prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the 'SFA'), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Bonds pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Japan

The Bonds have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (the "Financial Instruments and Exchange Act"). Accordingly, each of the Banks has represented and agreed and each further bank appointed under the Agreement will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Bonds in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any residents of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other relevant laws and regulations of Japan.

The Netherlands

Zero Coupon Bonds in definitive bearer form and other Bonds in definitive bearer form on which interest does not become due and payable during their term (savings certificates or spaarbewijzen as defined in the Dutch Savings Certificates Act or Wet inzake spaarbewijzen, the "SCA") may only be transferred and accepted, directly or indirectly, within, from or into the Netherlands through the mediation of either the Issuer or a member of Euronext Amsterdam N.V. with due observance of the provisions of the SCA and its implementing regulations (which in-

clude registration requirements). No such mediation is required, however, in respect of (i) the initial issue of such securities to the first holders thereof, (ii) the transfer and acceptance by individuals who do not act in the conduct of a profession or business, and (iii) the issue and trading of such securities if they are physically issued outside the Netherlands and are not immediately thereafter distributed in the Netherlands.

Hong Kong

Each Bank has represented and agreed that:

(i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Bonds other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) and any rules made under that Ordinance.

United Arab Emirates

Each Bank has represented and agreed that the Bonds have not and will not be offered, sold or publicly promoted or advertised by it in the United Arab Emirates or the Dubai International Financial Centre other than in compliance with any laws applicable in the United Arab Emirates or the Dubai International Financial Centre, as the case may be, governing the issue, offering and sale of securities.

Qatar

The Bonds have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering.

This document has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This document is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Republic of Italy

Any offer, sale or delivery of the Bonds or distribution of copies of the Prospectus or any other document relating to the Bonds in the Republic of Italy must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of February 24, 1998, Legislative Decree No. 385 of September 1, 1993 (the "Banking Act") and CONSOB Regulation No. 16190 of October 29, 2007, all as amended;

(ii) in compliance with Article 129 of the Banking Act and the implementing guidelines, pursuant to which the Bank of Italy may request information on the offering or issue of securities in Italy; and

(iii) in compliance with any other applicable laws and regulations, including any limitation or requirement which may be imposed from time to time, inter alia, by CONSOB or the Bank of Italy.

Republic of France

Each Bank has represented, warranted and agreed that:

(i) it has only made and will only make an offer of Bonds to the public in France (i) in the case of a prospectus in relation to those Bonds having been approved by the Autorité des marchés financiers ("AFM"), on or after the date of its publication or, (ii) in the case of a prospectus having been approved by the competent authority of another Member State of the European Economic Area which has implemented the Prospectus Directive, in the period beginning on the date of notification of such approval to the AMF, all in accordance with articles L.412-1 and L.621-8 of the French Code monétaire et financier and the Règlement général of the AMF and ending at the latest on the date which is 12 months after the date of the approval of the prospectus; or

(ii) it has only made and will only make an offer of Bonds to the public in France and/or it has only required and will only require the admission to trading on Euronext Paris in circumstances which do not require the publication by the offeror of a prospectus pursuant to articles L.411-2 and L.412-1 of the French Code monétaire et financier; and

(iii) it has not offered or sold and will not offer or sell, directly or indirectly, any Bonds to the public in France and it has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, the Offering Circular, the Listing Prospectus, the Terms of the Bonds or any other offering material relating to the Bonds and such offers, sales and distributions have been and will be made in France only to (a) providers of investment services relating to portfolio management for the account of third parties and/or (b) qualified investors (investisseurs qualifiés), all as defined in, and in accordance with, articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier.

For additional information on the Issuer, please refer to the Offering Circular dated 8 May 2009 of the Euro 110 billion Global Medium-Term Note Programme (as amended by the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009, both relating to a recent development), the Annual Report 2008 Rabobank Group, the Financial Statements 2008 Rabobank Nederland and the Consolidated Financial Statements 2008 Rabobank Group, which are included in the prospectus dated 8 June 2009 of the 3% Bonds 2009 – 2016 of CHF 300,000,000 of Rabobank Nederland (ISIN: CH0101589361) (the "Related Prospectus").

TABLE OF CONTENTS

GENERAL INFORMATION

Notice to Investors

The Bonds and all related contractual documentation are governed by and shall be construed in accordance with Swiss law. Place of jurisdiction shall be the competent courts of Zurich. The financial institutions involved in the issuance and offering of these Bonds are banks, which directly or indirectly have participated, or may participate, in financing transactions and/or banking business with the Issuer, which are not disclosed herein. Investors are advised to familiarise themselves with the entire content of this Listing Prospectus.

Documents Available

Copies of this Listing Prospectus and the Related Prospectus are available at UBS Investment Bank, a business division of UBS AG, Prospectus Library, P.O Box, CH-8098 Zurich, Switzerland, or can be ordered by telephone (+41-44-239 47 03), fax (+41-44-239 69 14) or by e-mail swiss-prospectus@ubs.com.

Prospectus

This Listing Prospectus is available in English language only and provides information about the Issuer and the Bonds. This Listing Prospectus does not constitute an offer of, nor an invitation to subscribe for, or purchase, any, Bonds.

INFORMATION ABOUT THE BONDS

Agreement to Issue

Pursuant to the Bond Purchase and Paying Agency Agreement dated 7 April 2010 between the Issuer and the Managers, the Issuer has agreed to increase on 9 April 2010 the CHF 400,000,000 2.125% Bonds 2005–2017 by issuing additional bonds in the nominal amount of CHF 150,000,000 (new total nominal amount: CHF 550,000,000).

Authorisation

The Issuer has obtained all necessary consents, approvals and authorisations in connection with the issue of and performance under the Bonds. The issue of the Bonds was authorised by a resolution of the competent internal body of the Issuer on 10 March 2010.

Third Party Information

Where information in this Listing Prospectus (including where such information has been incorporated by reference) has been sourced from third parties this information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from the information published by such third parties no facts have been omitted which would render the reproduced information inaccurate or misleading. The source of third party information is identified where used.

Use of Net Proceeds

The net proceeds of the Bonds, being the amount of CHF 151,043,041.67 (the "Net Proceeds") will be used by the Issuer in connection with its banking business. None of the Managers shall have any responsibility for, or be obliged to concern itself with, the application of the Net Proceeds of the Bonds.

Representation

In accordance with Article 43 of the Listing Rules of the SIX Swiss Exchange, UBS AG has been appointed by the Issuer as representative to lodge the listing application with the SIX Swiss Exchange.

Permanent Global Certificate and Constitution of Intermediated Securities

The Bonds and all rights in connection therewith are in bearer form and are represented by a Permanent Global Certificate which will be delivered to SIX SIS Ltd. Once the Permanent Global Certificate is deposited with the Intermediary and entered into the accounts of one or more participants of the Intermediary, the Bonds will constitute intermediated securities (Bucheffekten) ("Intermediated Securities") in accordance with the provisions of the Swiss Federal Intermediated Securities Act (Bucheffektengesetz). Bondholders do not have the right to request the printing and delivery of definitive Bonds. In particular, Bondholders do not have the right to request the printing and delivery of definitive Bonds in accordance with Article 7 sub-clause 2 of the Swiss Federal Act on Intermediated Securities.

Notices

All notices in relation to the Covered Bonds will be published in electronic form on the internet site of the SIX Swiss Exchange under the section headed Official Notices (http://www.six-exchange-regulation.com/publications_en.html).

ADDITIONAL INFORMATION ON THE ISSUER

Litigation

Neither the Issuer nor any member, subsidiary or affiliate of the Rabobank Group is, or has been during the 12 months preceding the date of this Listing Prospectus, involved in any governmental, legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Issuer's and/or Rabobank Group's financial position or profitability, nor so far as the Issuer is aware are any such proceedings involving any of them pending or threatened.

Information on Latest Business Developments of the Issuer

Interim report 2009

On 26 August 2009, Rabobank Group presented its interim report for the six months ended 30 June 2009. On this occasion, it was noted that many western countries were still battling with recession, including the Netherlands, which is experiencing its most severe economic decline since World War II. This has created great problems for customers, which is reflected in the results of Rabobank Group. During the first half of 2009, growth in income levelled off, and, just as in the second half of 2008, bad debt costs were high. Despite these developments, Rabobank Group achieved a net profit of €1.3 billion, down 18 per cent. compared with the same period last year. Rabobank Group continued to have an extremely robust capital position, as reflected in its Tier 1 ratio of 13 per cent. The gloomy economic outlook is likely to affect levels of activity at Rabobank Group's clients. This will lead to growth in lending further levelling off. Furthermore, interest income at local Rabobanks has come under pressure owing to fierce competition on the Dutch savings market. Bad debt costs are also expected to continue to be higher than the long-term average. Improved margins and further cost cuts will be necessary to maintain the sound capital position of Rabobank Group.

Preliminary results for the financial year ended 31 December 2009

On 4 March 2010, Rabobank Group announced its preliminary results for the year ended 31 December 2009. Net profit decreased by 17 per cent. to €2.3 billion compared to the prior year. The Issuer's Tier 1 ratio increased to 13.8 per cent. as at 31 December 2009. As at the same date, the Issuer's Equity Capital Ratio was 12.5 per cent. For further information on the results for the year ended 31 December 2009, see those sections of the 2009 Results Press Release and 2009 Annual Summary which are incorporated by reference herein (see "Important Information – Documents incorporated by reference").

Rabobank and Rothschild establish global food & agri cooperation

As from 1 January 2009, Rabobank International Holding B.V. and Rothschild entered into a co-operation agreement in the field of mergers and acquisitions and equity capital markets advisory in the food & agri sectors on a global basis. Rothschild and Rabobank both have strong global food & agri advisory franchises in mergers and acquisitions. Under the agreement both firms will pool their respective industry knowledge, resources and relationships while expanding their respective geographic reach and client base through an enhanced breadth of services. In order to strengthen the relationship between the two parties, Rabobank also acquired a 7.5 per cent. stake in Rothschild Continuation Holdings AG ("RCH") and a Rabobank representative joined the RCH board of directors.

Eureko

On 16 February 2009, Eureko announced that, following consultations with its shareholders Rabobank and Achmea Association, it will increase its capital by €1 billion. This measure is intended to increase Eureko's solvency. Rabobank is contributing €400 million to the capital injection; however, this will not increase Rabobank's relative ownership stake in Eureko.

Issue of Capital Securities

On 27 February 2009, Rabobank Nederland issued €500 million Perpetual Noncumulative Capital Securities and on 27 May 2009, Rabobank Nederland issued NZ$ 280 million Perpetual Noncumulative Capital Securities. On 4 June 2009, Rabobank Nederland issued U.S.$ 1,368,297,000 Perpetual Noncumulative Capital Securities in exchange for Rabobank Capital Funding Trust II Trust Preferred Securities and of Rabobank Capital Funding Trust III Trust Preferred Securities. On 4 June 2009, Rabobank Nederland issued an additional U.S.$ 1,500,000,000 Perpetual Noncumulative Capital Securities, forming part of the same series of Capital Securities as issued in connection with the exchange effected on the same date. On 12 August 2009, Rabobank Nederland issued CHF 750 million Perpetual Noncumulative Capital Securities.

Ratings

On 22 October 2009, Moody's Investors Service ("Moody's") affirmed Rabobank's long-term deposit and senior unsecured Aaa ratings. Moody's revised its outlook on these ratings from stable to negative. On 8 December 2009, Standard & Poor's Ratings Services ("S&P") affirmed Rabobank's counterparty credit AAA ratings. S&P revised its outlook on these ratings from stable to negative.

Issue of Rabo Extra Member Bonds

On 29 January 2010 Rabobank Nederland issued €900 million Rabo Extra Member Bonds (Rabo Extra Ledenobligaties) due 30 December 2013. At the sole and absolute discretion of Rabobank Nederland, twenty-five per cent. of the initial nominal value of €100 per Rabo Extra Member Bond (€25) may be exchanged into one Rabobank Member Certificate (Rabobank Ledencertificaat) on 30 December in each year, commencing on 30 December 2010 and ending on 30 December 2013.

No Material Adverse Change

Except as disclosed in this Listing Prospectus, there has been no material adverse change in the financial condition or operations of the Issuer since 31 December 2008, which would materially affect its ability to carry out its obligations under the Bonds.

Issue of Senior Contingent Notes

On 19 March 2010 Rabobank Nederland issued € 1,250,000,000 6.875 per cent. Senior Contingent Notes due 2020 (the "Senior Contingent Notes"). Subject to the terms and conditions and in accordance with the procedures as set out in the prospectus dated 17 March 2010, the principal amount of the Senior Contingent Notes may automatically and permanently be reduced to 25 per cent. of their original principal amount and redeemed at a redemption price of 25 per cent. of their original principal amount together with accrued interest, in case the Equity Capital Ratio of the Rabobank Group (such term as defined in the aforementioned prospectus) is and remains (for a certain period of time as set out in the aforementioned prospectus) less than 7 per cent.

RESPONSIBILITY STATEMENT

The Issuer accepts responsibility for all information contained in this Listing Prospectus and in the Related Documents and has taken all reasonable care to ensure that the facts stated herein are true and accurate in all material respects and that there are no other material facts, the omission of which would make misleading any statement herein, whether of fact or opinion.

Utrecht, 7 April 2010

____

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)

TERMS OF THE BONDS

The Terms of the 1st increase of CHF 150,000,000 to be consolidated and form a single series with the existing 2.125% Bonds 2005–2017 of CHF 400,000,000 (new issue size: CHF 550,000,000) issued by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer") are as follows:

1. Denomination, Form and Reopening

The Bonds are issued in denominations of CHF 5,000 and multiples thereof. The Bonds entitle the holder thereof to payment of interest and repayment of the Bonds. For the purpose of the interest the Bonds are furnished with annual interest coupons (hereinafter called the "Coupons").

The Bonds and all rights connected therewith are in bearer form and are represented by a Permanent Global Certificate (the "Global Permanent Certificate"). Each Holder retains a quotal co-ownership interest (*Miteigentumsanteil*) in the Permanent Global Certificate to the extent of his claim against the Issuer, provided that for so long as the Permanent Global Certificate remains deposited with the Intermediary the co-ownership interest shall be suspended and the Bonds may only be transferred or otherwise disposed of in accordance with the provisions of the Swiss Federal Intermediated Securities Act (*Bucheffektengesetz*), *i.e.* by the entry of the transferred Bonds in a securities account of the transferee. The Permanent Global Certificate will be deposited by UBS AG, acting through its business division UBS Investment Bank, Zurich ("UBS AG") until final redemption or printing of the Bonds with SIS SIX Ltd, in Olten, Switzerland ("SIS") or any such other intermediary in Switzerland recognized for such purposes by SIX Swiss Exchange Ltd ("SIX") (SIS or any such other intermediary, the "Intermediary").

Holders do not have the right to effect or demand the conversion of the Permanent Global Certificate into, or the delivery of, uncertificated securities (*Wertrechte*) or the printing and delivery of definitive Bonds and Coupons (*Wertpapiere*). The records of the Intermediary will determine the number of Bonds held through each participant in that Intermediary. In respect of the Bonds held in the form of Intermediated Securities, the holders of the Bonds (the "Holders") will be the persons holding the Bonds in a securities account in their own name and for their own account. If UBS AG deems the printing of definitive Bonds to be necessary or if, under Swiss or foreign law, the enforcement of obligations of the Issuer can only be ensured by means of definitive Coupons, e.g., in the case of bankruptcy, relief of debtors or reorganization of the Issuer, UBS AG shall provide, without any costs to Bondholders, for the printing and delivery of definitive Bonds and Coupons in whole, but not in part.

The Issuer reserves the right to reopen this issue without the consent of the Bondholders by the issue of additional Bonds which will be fungible with the Bonds (i.e., identical especially in respect of the Terms of the Bonds, security number, final maturity and interest rate). The term "Bonds" shall, in the case of such issue, also comprise such additionally issued Bonds.

2. Interest

The Bonds bear interest from 11 October 2009 to 11 October 2017 at the rate of 2.125% per annum, payable annually in arrears on 11 October of each year (the "Interest Payment Date"). For this purpose, each Bond is furnished with annual Coupons, the first of which will become due and payable on 11 October 2010.

Interest is computed on the basis of twelve 30-day months of a 360-day year.

Bonds repaid (as per Subsection 3.1) or redeemed (as per Subsection 3.2) shall cease to carry interest from the beginning of the day on which they become due for redemption or repayment.

If an Interest Payment Date (other than the Maturity Date as defined in Section 3 below) would otherwise be a day that is not a Business Day (as defined below), such Interest Payment Date will be the next succeeding day that is a Business Day. If the Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest shall accrue for the period from and after such Maturity Date.

"Business Day" means any day (1) on which SIS is open for business, and (2) on which commercial banks are open for domestic business and foreign exchange (including dealings in Swiss francs) during the entire day in Zurich, Switzerland.

3. Redemption, Repurchase and Cancellation

3.1 Final Repayment

Unless previously redeemed (as per Subsection 3.2) the Issuer shall repay all outstanding Bonds at 100% of their principal amount (hereinafter called "Final Redemption Value") without further notice on 11 October 2017 (the "Maturity Date").

3.2 Redemption for Tax Reasons

The Bonds may be redeemed for tax reasons prior to the Maturity Date as provided in Section 6 hereof.

3.3 Purchase and Cancellation

The Issuer and any of its subsidiaries may at any time purchase Bonds, in the open market or otherwise. Any purchase shall be made in accordance with applicable laws or regulations, including (without limitation) applicable stock exchange regulations. The Bonds so purchased, while held by or on behalf of the Issuer or any of its subsidiaries, shall not entitle their Holder to vote at any meetings of the Bondholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Bondholders pursuant to Section 17.

Any Bonds purchased by the Issuer or any of its subsidiaries may be held, resold or surrendered to UBS AG for cancellation.

4. Transfer of Funds by the Issuer

The amounts required for the servicing of the Bonds or Coupons will be made available in good time for each due date in Swiss francs which will be placed at the free disposal of UBS AG, as Principal Paying Agent, on behalf of the Bondholders and/or Couponholders.

The Issuer shall pay without costs for the Bondholders and Couponholders, under all circumstances and notwithstanding any future transfer restrictions, irrespective of nationality or domicile of the Bondholders or Couponholders and without requiring any affidavit or the fulfillment of any other formality, except as required by law, any sums due pursuant to the Terms of the Bonds in freely disposable Swiss francs, outside of any bilateral or multilateral payment or clearing agreement which may exist on the due dates between the Netherlands and Switzerland, to UBS AG which shall act for this purpose as representative of the Bondholders and Couponholders.

The receipt by UBS AG of the funds from the Issuer shall release the Issuer from its obligations under the Bonds and Coupons for the payment of interest and principal plus premium, if any, to the extent of receipt of such payment. Upon receipt of the funds and under the same conditions as received, UBS AG will arrange payment to the Bondholders and Couponholders.

5. Payments of Funds to the Bondholders and Couponholders

Interest and principal will be paid against surrender of the Bonds and Coupons, as the case may be, in the lawful money of the Confederation of Switzerland without any charges at all offices in Switzerland of any of the following banks (the "Paying Agents"):

UBS AG

Bank Julius Baer & Co. Ltd
Bank Sarasin & Co. Ltd
Bank Vontobel Ltd
Basler Kantonalbank
Bayerische Hypo- und Vereinsbank Corporation, Munich, Zurich Branch
BNP Paribas (Suisse) SA
Credit Suisse AG
Pictet et Cie
Raiffeisen Switzerland Cooperative
The Royal Bank of Scotland N.V., Amsterdam, Zurich Branch

If printed, definitive Bonds must be presented and surrendered for payment at one of the above offices with all unmatured Coupons attached, if any. The total value of missing Coupons shall be deducted from the principal amount of the Bonds payable, but such Coupons shall be paid on presentation until such time as they become time-barred by virtue of the Statute of Limitations in accordance with Swiss law.

If, at any time during the life of the Bonds, UBS AG shall resign or become incapable of acting as Principal Paying Agent or shall be adjudged bankrupt or insolvent, UBS AG may be substituted as Principal Paying Agent by a duly licensed major Swiss bank or Swiss branch of a major foreign bank chosen by the Issuer. In the event of any replacement of UBS AG as Principal Paying Agent, all references to UBS AG shall be deemed to refer to such replacement. Notice of appointment of any substitute Principal Paying Agent shall be published in accordance with Section 14 of the Terms of the Bonds.

If the due date of any amount of principal or interest of any Bond or Coupon to be physically surrendered or presented for payment is not a Business Day (as defined in Section 2) in the place where the relevant Bond or Coupon, as the case may be, is physically surrendered or presented then the holder of such Bond or Coupon who physically surrenders or presents the Bond or Coupon on the next following Business Day in such place will not be entitled to any further interest or other payment in respect of any such delay.

6. Taxation

6.1 Payment of Additional Amounts

All payments of principal and interest on the Bonds by the Issuer to the Principal Paying Agent will be made without deduction or withholding for or on account of any present or future taxes, duties or governmental charges of any nature whatsoever imposed, levied or collected by or in or on behalf ot the Netherlands or by or on behalf of any political subdivision or authority therein having power to tax (hereinafter together called ("Withholding Taxes"), unless such deduction or withholding is required by law.

In the event that any Withholding Taxes on any such payments to the Principal Paying Agent must be withheld at source by the Issuer, the Issuer shall pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts received by the Bondholders after such deduction or withholding shall equal the respective amounts of principal and interest which would have been receivable in respect of the relevant Bonds and/or Coupons in the absence of such deduction or withholding. No such Additional Amounts shall, however, be payable on account of any taxes, duties or governmental charges which:

a) are payable otherwise than by deduction or withholding from payments of principal or interest under these Terms of the Bonds; or

b) are payable by reason of the Bondholder having, or having had, some personal or business connection with the Netherlands and not merely by reason of the holding of the Bond or Coupon; or

c) are payable by reason of a change in law that becomes effective more than 30 days after the relevant payment of principal or interest becomes due, or is duly provided for and notice thereof is published in accordance with Section 14, whichever occurs later.

d) no such additional amounts are payable where such deduction or withholding is imposed on a payment to an individual and is required to be made pursuant to the Council Directive on taxation of savings income in the form of interest payments or the equivalent measures that Switzerland and/or Liechtenstein have agreed upon their negotiations with the EU Council because of this Directive or any law implementing or complying with, or introduced in order to conform to that Directive.

6.2 Early Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws or regulations prevailing in the Netherlands, which change or amendment becomes effective on or after 11 October 2005, or as a result of any application or official interpretation of such laws or regulations not generally known before that date, Withholding Taxes are or will be liable on payments by the Issuer to the Principal Paying Agent of principal or interest in respect of the Bonds which cannot be avoided and, by reason of the obligation to pay Additional Amounts as provided in paragraph 1 hereof, such Withholding Taxes are to be borne by the Issuer, the Issuer may redeem the Bonds in whole, but not in part, at any time, on giving not less than 60 days notice, at the Final Redemption Value, together with interest accrued to the date fixed for redemption. No such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to withhold or pay Withholding Taxes were a payment in respect of the Bonds or Coupons then made.

Any such notice shall be given by publication in accordance with Section 14. It shall be irrevocable, must specify the date fixed for redemption and must set forth a statement in summary form of the facts constituting the basis for the right of the Issuer so to redeem.

7. Status and Negative Pledge Clause

7.1 Status

The Bonds constitute unsecured and unsubordinated obligations of the Issuer ranking *pari passu* among themselves and with all other present or future unsecured and unsubordinated obligations of the Issuer, save for those preferred by mandatory provisions of law.

7.2 Negative Pledge Clause

So long as any of the Bonds remain outstanding, the Issuer undertakes not to secure any of its other indebtedness, whether present or future, which is both (a) represented by bonds, notes or other securities which have an initial life exceeding two years and which are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other similar securities market and (b) not Domestic Indebtedness.

In this Condition 7.2, "Domestic Indebtedness" means the indebtedness as referred to under (a) above of the Issuer which is denominated or payable (at the option of any party) in euro unless 50 per cent. or more thereof in aggregate principal amount is initially offered or sold outside the Netherlands.

8. Events of Default

UBS AG has the right but not the obligation, on behalf of the Bondholders, to declare all the outstanding Bonds, plus accrued interest to the date of such payment, to be immediately repayable at their par value in case of:

a) non-payment of the principal of any of the Bonds as and when the same shall become due and payable and such default continues for a period of 30 days; or

b) non-payment of interest on or additional amounts payable under Section 6 on any of the Bonds as and when the same become due and payable and such default continues for a period of 30 days; or

c) failure on the part of the Issuer duly to observe or perform any other covenants or obligations under the Agreement or the Terms for a period of 15 days after the date on which written notice by UBS AG of such failure, requiring the Issuer to remedy the same, shall have been sent to the Issuer; or

d) any other indebtedness of the Issuer or any Material Subsidiary (as defined in the Section 9) either (i) becomes due and payable, exceeding Euro 35,000,000 or its counter-value prior to the due date for payment thereof by reason of default by the Issuer or a Material Subsidiary; or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto, or any guarantee or indemnity given by the Issuer or any Material Subsidiary in respect of indebtedness of any person is not honoured when due; or

e) the Issuer or any Material Subsidiary shall generally not pay its debts as they become due, or shall admit in writing its inability to pay its debts, or shall make general assignment for the benefit of creditors; or

f) the Issuer or any Material Subsidiary shall commence any case, proceeding or other action or any case, proceeding or other action shall be commenced against the Issuer or any Material Subsidiary (which results in the entering of an order for relief against one of them which is not fully stayed within 30 days after the entering thereof or remains undismissed for a period of 30 days) seeking arrangement, adjustment, bankruptcy, dissolution or composition of any one of them or of the debts of any one of them under any law relating to bankruptcy, insolvency or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for any one of them or for all or any substantial part of the property of any one of them; or

g) the Issuer or any Material Subsidiary respectively shall take any corporate action to authorise any of the actions set forth above in paragraphs e) and f).

9. Sale or Transfer of Assets, Reorganisation, Liquidation or Merger

In case of:

a) sale or transfer of all or a substantial part of the assets of the Issuer or of a Material Subsidiary or liquidation or merger of a Material Subsidiary (for this purpose, a part of the assets shall be deemed to be substantial if, when aggregated with all previous disposals after the Payment Date of this Issue taken into account under the subparagraph, the value thereof amounts to 10 per cent, or more of the gross assets of such entity determined by reference to the latest available audited unconsolidated balance sheet of such entity); or

b) reorganization or the Issuer or a Material Subsidiary, unless in the opinion of UBS AG such reorganization includes adequate protection of the Bondholders; or

c) liquidation or merger of the Issuer, unless (i) the successor company (if any) assumes all obligations of the Issuer; and (ii) the ratio of Consolidated Equity of the successor company to consolidated total assets shall not be less than that before such liquidation or merger,

UBS AG has the right, but not the obligation, to declare on behalf of the Bondholders, all outstanding Bonds plus accrued interest, to be immediately payable at par 30 days after receipt of a written notice addressed to the Issuer by UBS AG.

"Subsidiary" means a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Issuer or by one or more other Subsidiaries.

"Material Subsidiary" means any Subsidiary of the Issuer whose net profits after tax but before extraordinary items or whose net assets (in each case attributable to the shareholders of the Issuer) represent 10 per cent, or more of the consolidated net profits after tax but before extraordinary items or consolidated net assets (in each case attributable to the shareholders of the Issuer) of the Issuer and its Subsidiaries. A report of the auditors of the Issuer that in their opinion a Subsidiary of the Issuer is or is not a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Consolidated Equity" means the sum of:

a) the par value of the outstanding capital stock of all classes; plus

b) the amount of the consolidated surplus, whether capital or earned; plus

c) that minority portion of consolidated subsidiaries, if any, which for accounting purposes is consolidatable pursuant to general accepted accounting principles and practices in the relevant jurisdiction.

10. Replacement of Issuer

The Issuer may, without the consent of the Holders, at any time substitute for itself in respect of all rights and obligations arising under or in connection with the Bonds, any non-Swiss issuer of which 90% or more of the shares carrying voting rights are directly or indirectly held by the Issuer (the "New Issuer"), provided that:

a) the New Issuer is in the opinion of UBS AG in a position to fulfil all payment obligations arising from or in connection with the Bonds and Coupons in freely convertible and transferable legal tender of Switzerland without any need to deduct or withhold any taxes or duties at source and to transfer without restriction all amounts required to be paid under the Bonds and Coupons to UBS AG and the interests of the holders of Bonds and/or Coupons are adequately protected in the opinion of UBS AG;

b) the New Issuer has obtained to this effect all necessary authorisations of the country of its domicile or its deemed residence for tax purposes; and

c) the Issuer has issued its irrevocable and unconditional guarantee as per Art. 111 of the Swiss Federal Code of Obligations in respect to the obligations of the New Issuer under the Bonds and Coupons in form and content satisfactory to UBS AG.

Any substitution shall be published in accordance with Section 14.

In the event of such substitution, any reference in the Agreement and Annexes and Terms of the Bonds to the Issuer shall be deemed to refer to the New Issuer and any reference to the Netherlands (as far as made in connection with the Issuer) shall be deemed to refer to the country in which the New Issuer has its domicile or is deemed resident for tax purposes.

11. Replacement of Bonds, Couponssheets and Coupons

If printed, Bonds, Couponssheets or Coupons which are mutilated, lost or destroyed may be replaced at the office of UBS AG in Zurich against payment by the holder of the respective Bonds, Couponssheets or Coupons at such costs as may be incurred in connection therewith and on such terms as to evidence and guarantee as the Issuer and UBS AG may require and, in the case of mutilation, upon surrender of the mutilated Bonds, Couponssheets or Coupons.

12. Listing

Application will be made for the admission and listing of the Bonds on the Standard for Bonds of SIX.

The Issuer will use reasonable endeavours to have the Bonds listed on SIX and to maintain such listing during the whole life of the Bonds.

13. Prescription

Claims for payment of principal and interest, respectively, cease to be enforceable by legal action in accordance with the applicable Statute of Limitations (presently after 10 years (in the case of principal) and 5 years (in the case of interest) from their relevant due dates).

14. Notices

All notices regarding the Bonds and/or the Coupons shall be published by UBS AG electronically on the website http://www.six-swiss-exchange.com in accordance with the rules and regulations of SIX.

All notices to the Issuer by any Bondholder or Couponholder shall be trans-mitted through UBS AG exclusively.

15. Applicable Law and Jurisdiction

The Bonds and Coupons are governed by Swiss law.

Any dispute which might arise between the Bondholders and Couponholders on the one hand and the Issuer on the other hand regarding the Bonds or the Coupons shall fall within the jurisdiction of the ordinary courts of justice of the Canton of Zurich, place of venue being the City of Zurich.

Solely for that purpose and for the purpose of the performance and enforcement of its obligations under these Terms of the Bonds, the Bonds and Coupons in Switzerland, the Issuer elects legal and special domicile (including pursuant to Article 50 of the Swiss Federal Act on Debt Enforcement and Bankruptcy) at the offices of UBS AG, Zurich, and appoints UBS AG as its agent for service of process. UBS AG shall forthwith notify the Issuer of any communication received under this Section.

The Bondholders and Couponholders are also at liberty to enforce their rights and to take legal action against the Issuer before the competent courts of the Netherlands, in which case Swiss law shall be applicable with respect to the Bonds or Coupons.

16. Currency Indemnity

If any payment obligation of the Issuer in favor of the Bondholders or Couponholders has to be changed from Swiss francs into a currency other than Swiss francs (to obtain a judgment, execution or for any other reason) the Issuer undertakes, as a separate and independent obligation, to indemnify the Bondholders or Couponholders for any shortfall caused by fluctuation of the exchange rates applied for such conversions.

17. Bondholders' Meeting

17.1 UBS AG or the Issuer may at any time convene a meeting of the Bondholders (a "Bondholders' Meeting").

In case of any event mentioned in Section 8 above, holders of Bonds who wish that a Bondholders' Meeting should be convened and who represent Bonds in the aggregate principal amount of at least 10% (ten percent) of the aggregate principal amount then outstanding and who are entitled to vote in accordance with Subsections 17.5 and 17.7 below may at any time require UBS AG to convene a Bondholders' Meeting, which shall convene such a meeting as soon as practicably possible upon receipt of such request.

17.2 A Bondholders' Meeting may consider any matter affecting the interests of the Bondholders (other than matters on which UBS AG has previously exercised its rights contained in Section 18 below), including any modification of or arrangement in respect of the terms and conditions of the Bonds and Coupons.

17.3 Notice convening a Bondholders' Meeting shall be given at least 20 days prior to the proposed date thereof. Such notice shall be given by way of one announcement in accordance with Section 14 above, at the expense of the Issuer. It shall state generally the nature of the business to be transacted at such meeting. If an Extraordinary Resolution (as defined below) is being proposed, the wording of the proposed resolution or resolutions shall be indicated. The notice shall specify the day, hour and place of the meeting and also the formal requirements referred to in Subsection 17.5 below. The Issuer and the Paying Agents will each make a copy of such notice available for inspection of the Bondholders during normal business hours at each of their respective head offices.

Notice of any resolution passed at a Bondholders' Meeting will be published by UBS AG on behalf and at the expense of the Issuer in compliance with Section 14 above not less than 10 days after the date of the meeting. Non-publication of such notice shall not invalidate such resolution.

17.4 All Bondholders' Meetings shall be held in Zurich. A chairman (the "Chairman") shall be nominated by UBS AG in writing. If no person has been so nominated or if the nominated person shall not be present at the Bondholders' Meeting within 30 minutes after the time fixed for holding the meeting, the Bondholders present shall choose one of their number to be the Chairman.

The Chairman shall lead and preside over the Bondholders' Meeting. Among others, it shall be his duty to determine the presence of persons entitled to vote and to inquire if the necessary quorum (as set forth below) is present. He shall instruct the Bondholders as to the procedure of the Bondholders' Meeting and the resolutions to be considered.

In the case of any equality of votes, the Chairman shall have a casting vote.

A declaration by the Chairman that a resolution has been carried or carried by a particular majority or rejected or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

17.5 Each person who produces a Bond or a certificate by a Manager in respect of such Bond relating to that Bondholders' Meeting is entitled to attend and to vote on the resolutions proposed at such Bondholders' Meeting. Couponholders are not entitled to attend or vote at Bondholders' meetings. Said certificate shall be dated before the date of the Bondholders' Meeting and confirm that the Bond is deposited with the Manager and will remain deposited with it until and including the date of the Bondholders' Meeting and that it has not issued any other such certificate with respect to such Bond.

17.6 The quorum necessary in order to vote on resolutions proposed at a Bondholders' Meeting shall be persons entitled under Subsections 17.5 above and 17.7 below holding or representing in the aggregate percentages (or more) of the aggregate principal amount of all outstanding Bonds:

each Ordinary Resolution:	25%
each Extraordinary Resolution:	66%.

The terms "Ordinary Resolution" and "Extraordinary Resolution" are defined in Subsections 17.9 and 17.10 below.

If within thirty minutes after the time appointed for any Bondholders' Meeting a sufficient quorum is not present, the Meeting shall be dissolved.

17.7 Voting rights shall be determined according to the principal amount of outstanding Bonds held. Each CHF 5,000 principal amount gives right to one vote.

Bonds held by or on behalf of the Issuer or any other natural person or legal entity (aa) which directly or indirectly owns or controls more than 50% of the equity share capital of the Issuer, or (bb) of which in the case of a legal entity more than 50% of the equity share capital is controlled by the Issuer directly or indirectly, or (cc) where the Issuer is in a position to exercise, directly or indirectly, a control over the decisions or actions of such natural person or legal entity or representative thereof, irrespective of whether or not the latter is affiliated to the Issuer, shall not be entitled to vote at such Bondholders' Meeting.

17.8 A resolution shall be validly passed if approved by the following percentages (or more) of votes cast at a duly convened Bondholders' Meeting held in accordance with this Section 17:

each Ordinary Resolution:	51%
each Extraordinary Resolution:	66%

Every proposal submitted to a Bondholders' Meeting shall be decided upon by a poll.

17.9 Any resolution which is not an Extraordinary Resolution (as defined in the following Subsection) shall be deemed to be an Ordinary Resolution (an "Ordinary Resolution").

17.10 An Extraordinary Resolution (an "Extraordinary Resolution") shall be necessary to decide on the following matters at a Bondholders' Meeting:

- to postpone the maturity beyond the stated maturity of the principal of any Bond, or
- to reduce the amount of principal or premium (if any) payable on any Bond, or
- to change the date of interest payment of any Bond, or
- to change the rate of interest or the method of computation of interest of any Bond, or
- to change any provision for payment contained in the Terms of the Bonds or the place or the currency of repayment of the principal or payment of premium (if any) of any Bond or interest on any Bond, or
- to amend or modify or waive the whole or any parts of Sections 2, 6, 7, 8 or 9 above or Subsections 17.7 through 17.10, or
- to create unequal treatment between holders of Bonds of the same class of an issue, or
- to convert the Bonds into equity, or
- to change the choice of law and the jurisdiction clause contained in Section 17.4 above.

The above-mentioned list of issues for which an Extraordinary Resolution shall be necessary is exclusive.

17.11 Any resolution approved at a Bondholders' Meeting held in accordance with this Section 17 shall be conclusive and binding on all present or future Bondholders whether present or not, and on all Couponholders.

Minutes of all resolutions and proceedings at a Bondholders' Meeting shall be prepared and signed by the Chairman pursuant to Section 17.4 above.

17.12 If no Bondholder or an insufficient number of Bondholders shall attend a Bondholders' Meeting, the right to decide on an early repayment of the Bonds or any other measures to protect the interests of the Bondholders shall revert to the absolute discretion of UBS AG. Any such decision of UBS AG shall be final and binding upon the Issuer and the Bondholders and Couponholders. Notice of any such decision shall be published in accordance with Section 14 above.

18. Amendment to the Terms of the Bonds

The Terms of the Bonds may be amended from time to time by the agreement between the Issuer and UBS AG on behalf of the Bondholders and Couponholders, provided that in the sole opinion of UBS AG such amendment is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Bondholders and Couponholders.

Notice of any such amendment shall be transmitted as per Section 14 above.

Any such amendment shall be binding on the Bondholders and Couponholders in accordance with its terms.

19. Separability

If at any time any one or more of the provisions of the Terms of the Bonds is or becomes unlawful, invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be in any way affected or impaired thereby.

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OFFERING CIRCULAR SUPPLEMENT



Rabobank Nederland

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

This offering circular supplement (the 'Offering Circular Supplement') constitutes a base prospectus supplement for the purposes of Directive 2003/71/EC (the 'Prospectus Directive') and the Dutch Financial Supervision Act (*Wet op het financieel toezicht*) and regulations thereunder (together, 'Dutch securities laws') and is prepared in connection with the Global Medium-Term Note Programme (the 'Programme') under which Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) ('Rabobank Nederland', the 'Bank' or the 'Issuer'), may through its head office or through its branches listed above, subject to compliance with all relevant laws, regulations and directives, from time to time issue Global Medium-Term Notes (the 'Notes'). References herein to the 'Issuer' shall mean Rabobank Nederland, whether issuing Notes through its head office or through its branches listed above.

The branches through which Rabobank Nederland may issue Notes are Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch.

This Offering Circular Supplement is supplemental to, and should be read in conjunction with, the offering circular dated May 8, 2009 (the 'Offering Circular'). Capitalised terms used but not otherwise defined in this Offering Circular Supplement shall have the meanings ascribed thereto in the Offering Circular. To the extent that there is any inconsistency between (a) any statement in this Offering Circular Supplement or any statement incorporated by reference into the Offering Circular by this Offering Circular Supplement and (b) any other statement in or incorporated by reference into the Offering Circular, the statements in (a) will prevail.

Save as disclosed in this Offering Circular Supplement, no other significant new factor, material mistake or inaccuracy relating to information included in the Offering Circular has arisen or been noted, as the case may be, since the publication of the Offering Circular.

This Offering Circular Supplement has been submitted to and approved by the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) in its capacity as competent authority under the Prospectus Directive and Dutch securities laws.

In accordance with Article 5:23(6) of the Financial Supervision Act (*Wet op het financieel toezicht*), investors who have agreed to purchase or subscribe for Notes issued under the Euro 110,000,000,000 Global Medium-Term Programme before the Offering Circular Supplement is published have the right, exercisable before the end of the period of two business days beginning with the business day after the date on which this Offering Circular Supplement was published, to withdraw their acceptances.

The date of this Offering Circular Supplement is October 23, 2009.

Arranger for the Programme

Credit Suisse

Dealers

Rabobank International	**Barclays Capital**
BNP PARIBAS	**Citi**
Credit Suisse	**Daiwa Securities SMBC Europe**
Goldman Sachs International	**J.P. Morgan**
Merrill Lynch International	**Mizuho International plc**
Morgan Stanley	**Nomura International**

UBS Investment Bank

IMPORTANT INFORMATION

Rabobank Nederland, having taken all reasonable care to ensure that such is the case, confirms that, to the best of its knowledge, the information contained in this Offering Circular Supplement with respect to itself as well as with respect to itself and its members, subsidiaries and affiliates taken as a whole (the 'Group' or the 'Rabobank Group') and the Notes or otherwise is in accordance with the facts and does not omit anything likely to affect the import of such information. Rabobank Nederland accepts responsibility accordingly.

No person has been authorised to give any information or to make any representation other than those contained in this Offering Circular Supplement and the Offering Circular in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Arranger. Neither the delivery of this Offering Circular Supplement or the Offering Circular nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer since the date hereof or the date upon which the Offering Circular has been most recently amended or supplemented or that there has been no adverse change in the financial position of the Issuer since the date hereof or the date upon which the Offering Circular has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

Neither this Offering Circular Supplement nor the Offering Circular constitute an offer of, or an invitation by or on behalf of the Issuer or the Dealers to subscribe for, or purchase, any Notes.

The Arranger and the Dealers (excluding Rabobank International) have not separately verified the information contained in this Offering Circular Supplement or the Offering Circular. None of the Dealers (excluding Rabobank International) or the Arranger makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Offering Circular Supplement or the Offering Circular. Neither this Offering Circular Supplement or the Offering Circular nor any financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, the Dealers or the Arranger that any recipient of this Offering Circular Supplement or the Offering Circular or any financial statements should purchase the Notes. Prospective investors should have regard to the factors described under the section headed 'Risk Factors' in the Offering Circular. This Offering Circular Supplement and the Offering Circular do not describe all of the risks of an investment in the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Offering Circular Supplement and the Offering Circular and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers (excluding Rabobank International) nor the Arranger undertakes to review the financial condition or affairs of the Issuer during the life of the arrangements contemplated by this Offering Circular Supplement and the Offering Circular nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers (excluding Rabobank International) or the Arranger.

Addition to Recent Developments

The Offering Circular shall be supplemented by the insertion of the following paragraph at the end of the sub-section 'Recent Developments' on page 83 of the chapter 'Description of Business of the Rabobank Group':

"***Ratings***

On 22 October 2009, Moody's Investors Service ('Moody's') affirmed Rabobank's long-term deposit and senior unsecured Aaa ratings. Moody's revised its outlook on these ratings from stable to negative."

PRINCIPAL OFFICES OF THE ISSUER

Coöperatieve Centrale
Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)
Croeselaan 18
3521 CB Utrecht
The Netherlands

Coöperatieve Centrale
Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)
Australia Branch
Level 7, Rabobank House
115 Pitt Street
Sydney NSW 2000
Australia

Coöperatieve Centrale
Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)
Singapore Branch
77 Robinson Road 09-00
SIA Building, Singapore 068896
Singapore

INDEPENDENT AUDITORS

To Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)

Ernst & Young Accountants LLP
Euclideslaan 1
3584 BL Utrecht
The Netherlands

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA
United Kingdom

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Coöperatieve Centrale
Raiffeisen-Boerenleenbank B.A.
(Rabobank International)
Thames Court
One Queenhithe
London EC4V 3RL
United Kingdom

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA
United Kingdom

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Nomura International plc
25 Bank Street
London E14 5LE
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

ARRANGER

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

PAYING AGENT, TRANSFER AGENT, EXCHANGE AGENT AND REGISTRAR

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg
Luxembourg

PAYING AGENTS

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabo Securities)
Amstelplein 1
1096 HA Amsterdam
The Netherlands

Deutsche Bank AG, Paris Branch
Securities & Custody Operations
Floor 1
3 Avenue de Friedland
75008 Paris
France

REGISTRAR, TRANSFER AGENT AND EXCHANGE AGENT

Deutsche Bank Trust Company Americas
60 Wall Street
27th Floor MS NYC60-2710
New York, New York 10005
United States

LUXEMBOURG STOCK EXCHANGE LISTING AGENT

Deutsche Bank Luxembourg S.A.
Corporate Trust and Agency Services
2 Boulevard Konrad Adenauer
L-1115 Luxembourg
Luxembourg

EURONEXT AMSTERDAM LISTING AGENT

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabo Securities)
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(This page has been left blank intentionally.)

OFFERING CIRCULAR SUPPLEMENT



Rabobank Nederland

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch (Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch (Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

This offering circular supplement (the 'Offering Circular Supplement') constitutes a base prospectus supplement for the purposes of Directive 2003/71/EC (the 'Prospectus Directive') and the Dutch Financial Supervision Act (*Wet op het financieel toezicht*) and regulations thereunder (together, 'Dutch securities laws') and is prepared in connection with the Global Medium-Term Note Programme (the 'Programme') under which Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) ('Rabobank Nederland', the 'Bank' or the 'Issuer'), may through its head office or through its branches listed above, subject to compliance with all relevant laws, regulations and directives, from time to time issue Global Medium-Term Notes (the 'Notes'). References herein to the 'Issuer' shall mean Rabobank Nederland, whether issuing Notes through its head office or through its branches listed above.

The branches through which Rabobank Nederland may issue Notes are Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch.

This Offering Circular Supplement is supplemental to, and should be read in conjunction with, the offering circular dated May 8, 2009 and the supplemental Offering Circular dated October 23, 2009 (together the 'Offering Circular'). Capitalised terms used but not otherwise defined in this Offering Circular Supplement shall have the meanings ascribed thereto in the Offering Circular. To the extent that there is any inconsistency between (a) any statement in this Offering Circular Supplement or any statement incorporated by reference into the Offering Circular by this Offering Circular Supplement and (b) any other statement in or incorporated by reference into the Offering Circular, the statements in (a) will prevail.

Save as disclosed in this Offering Circular Supplement, no other significant new factor, material mistake or inaccuracy relating to information included in the Offering Circular has arisen or been noted, as the case may be, since the publication of the Offering Circular.

This Offering Circular Supplement has been submitted to and approved by the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) in its capacity as competent authority under the Prospectus Directive and Dutch securities laws.

In accordance with Article 5:23(6) of the Financial Supervision Act (*Wet op het financieel toezicht*), investors who have agreed to purchase or subscribe for Notes issued under the Euro 110,000,000,000 Global Medium-Term Note Programme before the Offering Circular Supplement is published have the right, exercisable before the end of the period of two business days beginning with the business day after the date on which this Offering Circular Supplement was published, to withdraw their acceptances.

The date of this Offering Circular Supplement is December 8, 2009.

Arranger for the Programme

Credit Suisse

Dealers

Rabobank International | **Barclays Capital**
BNP PARIBAS | **Citi**
Credit Suisse | **Daiwa Securities SMBC Europe**
Goldman Sachs International | **J.P. Morgan**
Merrill Lynch International | **Mizuho International plc**
Morgan Stanley | **Nomura International**

UBS Investment Bank

IMPORTANT INFORMATION

Rabobank Nederland, having taken all reasonable care to ensure that such is the case, confirms that, to the best of its knowledge, the information contained in this Offering Circular Supplement with respect to itself as well as with respect to itself and its members, subsidiaries and affiliates taken as a whole (the 'Group' or the 'Rabobank Group') and the Notes or otherwise is in accordance with the facts and does not omit anything likely to affect the import of such information. Rabobank Nederland accepts responsibility accordingly.

No person has been authorised to give any information or to make any representation other than those contained in this Offering Circular Supplement and the Offering Circular in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Arranger. Neither the delivery of this Offering Circular Supplement or the Offering Circular nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer since the date hereof or the date upon which the Offering Circular has been most recently amended or supplemented or that there has been no adverse change in the financial position of the Issuer since the date hereof or the date upon which the Offering Circular has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

Neither this Offering Circular Supplement nor the Offering Circular constitute an offer of, or an invitation by or on behalf of the Issuer or the Dealers to subscribe for, or purchase, any Notes.

The Arranger and the Dealers (excluding Rabobank International) have not separately verified the information contained in this Offering Circular Supplement or the Offering Circular. None of the Dealers (excluding Rabobank International) or the Arranger makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Offering Circular Supplement or the Offering Circular. Neither this Offering Circular Supplement or the Offering Circular nor any financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, the Dealers or the Arranger that any recipient of this Offering Circular Supplement or the Offering Circular or any financial statements should purchase the Notes. Prospective investors should have regard to the factors described under the section headed 'Risk Factors' in the Offering Circular. This Offering Circular Supplement and the Offering Circular do not describe all of the risks of an investment in the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Offering Circular Supplement and the Offering Circular and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers (excluding Rabobank International) nor the Arranger undertakes to review the financial condition or affairs of the Issuer during the life of the arrangements contemplated by this Offering Circular Supplement and the Offering Circular nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers (excluding Rabobank International) or the Arranger.

Addition to Recent Developments

The Offering Circular shall be supplemented by the insertion of the following sentence, at the end of the sub-section '*Ratings*', which sub-section has been inserted following the publication of the supplemental Offering Circular dated 23 October 2009, on page 83 of the chapter 'Recent Developments' forming part of the chapter 'Description of Business of the Rabobank Group':

"On December 8, 2009, Standard & Poor's Ratings Services ('S&P') affirmed Rabobank's AAA counterparty credit rating. S&P revised its outlook on this rating from stable to negative."

PRINCIPAL OFFICES OF THE ISSUER

Coöperatieve Centrale
Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)
Croeselaan 18
3521 CB Utrecht
The Netherlands

Coöperatieve Centrale
Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)
Australia Branch
Level 7, Rabobank House
115 Pitt Street
Sydney NSW 2000
Australia

Coöperatieve Centrale
Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)
Singapore Branch
77 Robinson Road 09-00
SIA Building, Singapore 068896
Singapore

INDEPENDENT AUDITORS

To Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)

Ernst & Young Accountants LLP
Euclideslaan 1
3584 BL Utrecht
The Netherlands

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA
United Kingdom

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Coöperatieve Centrale
Raiffeisen-Boerenleenbank B.A.
(Rabobank International)
Thames Court
One Queenhithe
London EC4V 3RL
United Kingdom

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA
United Kingdom

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Nomura International plc
25 Bank Street
London E14 5LE
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

ARRANGER

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

PAYING AGENT, TRANSFER AGENT, EXCHANGE AGENT AND REGISTRAR

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg
Luxembourg

PAYING AGENTS

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabo Securities)
Amstelplein 1
1096 HA Amsterdam
The Netherlands

Deutsche Bank AG, Paris Branch
Securities & Custody Operations
Floor 1
3 Avenue de Friedland
75008 Paris
France

REGISTRAR, TRANSFER AGENT AND EXCHANGE AGENT

Deutsche Bank Trust Company Americas
60 Wall Street
27th Floor MS NYC60-2710
New York, New York 10005
United States

LUXEMBOURG STOCK EXCHANGE LISTING AGENT

Deutsche Bank Luxembourg S.A.
Corporate Trust and Agency Services
2 Boulevard Konrad Adenauer
L-1115 Luxembourg
Luxembourg

EURONEXT AMSTERDAM LISTING AGENT

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabo Securities)
Amstelplein 1
1096 HA Amsterdam
The Netherlands

RESPONSIBILITY STATEMENT

The Issuer accepts responsibility for all information contained in this Listing Prospectus and in the Related Documents and has taken all reasonable care to ensure that the facts stated herein are true and accurate in all material respects and that there are no other material facts, the omission of which would make misleading any statement herein, whether of fact or opinion.

Utrecht, 7 April 2010



Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)

FINAL TERMS

Date: 8 April 2010

4084

RABOBANK STRUCTURED PRODUCTS

Issue of EUR 5,000,000 Index Linked Notes 2010 due 20 April 2016
linked to the SGI Ivory 7% (the "Notes")
pursuant to the EUR 10,000,000,000 Structured Medium Term Note Programme

[IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED BY THE ISSUER AT THE MATURITY DATE FOR LESS THAN THE PROTECTION AMOUNT, EXCEPT THAT IN THE EVENT OF INSOLVENCY OF THE ISSUER OR IN THE EVENT OF AN EARLY REDEMPTION PURSUANT TO TERMS AND CONDITIONS 5(b), 5(e), 5(h), 7(b), OR 14 THE NOTES MAY BE REDEEMED AT LESS THAN THE PROTECTION AMOUNT.]

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 21 December 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl.

References herein to numbered conditions are to the Terms and Conditions of the Notes.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see "Subscription and Sale" in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider

carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a)	Series Number:	4084
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("**EUR**")
4.	Aggregate nominal amount:		
	(a)	Series:	EUR 5,000,000
	(b)	Tranche:	EUR 5,000,000
5.	Issue Price of Tranche:		100 per cent. of the aggregate nominal amount
6.	(a)	Specified Denominations:	EUR 50,000
	(b)	Calculation Amount:	EUR 50,000
7.	(a)	Issue Date:	9 April 2010
	(b)	Interest Commencement Date:	Not Applicable
8.	Maturity Date or Redemption Month:		20 April 2016; provided that if the scheduled Final Valuation Date is postponed in accordance with the Terms and Conditions, the Maturity Date shall be such date (being at least five (5) Business Days after the rescheduled Final Valuation Date resulting from such postponement) as the Calculation Agent may determine
9.	Interest Basis:		Not Applicable
10.	(a)	Redemption/Payment Basis:	Index Linked Redemption
	(b)	Protection Amount:	70 per cent. of the Specified Denomination
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Investor Put/Issuer Call/Obligatory Redemption:		Not Applicable
13.	(a)	Status of the Notes:	Senior and unsecured
	(b)	Domestic Note: *(if Domestic Note, there will be no gross-up for withholding tax)*	No

	(c) Date of approval for issuance of Notes:	Not Applicable
14.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:	Not Applicable

FLOATING RATE NOTE PROVISIONS

16.	Floating Rate Note Provisions:	Not Applicable

ZERO COUPON NOTE PROVISIONS

17.	Zero Coupon Note Provisions:	Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18.	Currency Linked Interest Note Provisions:	Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19.	Commodity Linked Interest Note Provisions:	Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

20.	Index Linked Interest Note Provisions:	Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21.	Equity Linked Interest Note Provisions:	Not Applicable

CREDIT LINKED INTEREST NOTE PROVISIONS

22.	Credit Linked Interest Note Provisions:	Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23.	Fund Linked Interest Note Provisions:	Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24.	Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO OPTIONAL REDEMPTION AND FINAL REDEMPTION AMOUNT

25.	Issuer Call: (Condition 5(c))	Not Applicable
26.	Investor Put:	Not Applicable

(Condition 5(d))

27. Obligatory Redemption: (Condition 5(f)) — Not Applicable

28. Final Redemption Amount of each Note: — See item 31 below

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29. Currency Linked Redemption Notes: — Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30. Commodity Linked Redemption Notes: — Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31. Index Linked Redemption Notes: — Applicable

(a) Whether the Notes relate to a single Index or a Basket of Indices, the identity of the relevant Index/Indices and whether such Index/Indices is/are a Multi-Exchange Index:

Single Index

Index: SGI Ivory 7% (Bloomberg Code: SGIXIV 7)

(b) Name of Index Sponsor(s): — Standard & Poor's, a division of the McGraw-Hill Companies, Inc.

(c) Relevant provisions for determining the Final Redemption Amount:

Unless previously redeemed, purchased and/or cancelled in accordance with the applicable Terms and Conditions, the Issuer shall redeem each Note on the Maturity Date in accordance with the following provisions:

Specified Denomination x Max (70% ; 100% + Final Performance)

For the Purpose of these Final Terms:

"Final Performance" means:
(1/9) x Sum (i from 1 to 9) [S(i) / S(0) – 1]

"S(i)" means the Reference Level of the Index on the Valuation Date (i) (i from 1 to 9)

"S(0)" means the Reference Level of the Index on Valuation date (0)

Valuation Date (0) means 9 April 2010

Valuation Date (i)(i from 1 to 9) means each of
9 April 2014 (i=1)
9 July 2014 (i=2)
9 October 2014 (i=3)
9 January 2015 (i=4)
9 April 2015 (i=5)
9 July 2015 (i=6)
9 October 2015 (i=7)
11 January 2016 (i=8)
11 April 2016 (i=9) (the "**Final Valuation Date**")

(d)	Observation Period(s):	Not Applicable
(e)	Observation Date(s):	Not Applicable
(f)	Valuation Date(s)/Averaging Date(s):	As specified in section 31 (c) above, each of such dates is deemed to be a Scheduled Valuation Date in accordance with the Terms and Conditions
(g)	Valuation Time:	As set out in Condition 7(c)
(h)	Disrupted Day:	Applicable
(i)	Multiplier for each Index comprising the basket:	Not Applicable
(j)	Additional Disruption Events:	Applicable, subject to the following:

- **Hedging Disruption** means, in respect of the Notes and the underlying Index, that the Issuer or one of its affiliates or Société Générale or one of its affiliates acting, as the case may be, in its capacity of hedging counterparty under the Notes, is unable, after using commercially reasonable efforts, to either (a) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) it deems necessary to hedge the equity price risk (or any other relevant price risk including, but not limited to, the currency risk) of entering into and performing its obligations with respect to the Notes or (b) freely realize, recover, receive, repatriate, remit or transfer the proceeds of Hedge Positions as the case may be between accounts within the jurisdiction of the Hedge Positions (the Affected Jurisdiction) or from accounts within the Affected Jurisdiction to accounts outside of the Affected Jurisdiction.

- **Hedge Positions** means any purchase, sale, entry into or maintenance of one or more (i) positions or contracts in securities, options, futures, derivatives or foreign exchange, (ii) stock loan transactions or (iii) other instruments or arrangements (howsoever described) by Société Générale or one of its affiliates, in order to hedge, individually or on a portfolio basis, the Notes.

- **Change in Law** means that during the period from an including the Valuation Date(0) to but excluding the Valuation Date(1) due to the adoption of any change in any applicable

law or regulation (including without limitation, any tax law) or (B) due to the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), Rabobank or one of its affiliates or the Calculation Agent determines in good faith that (X) it has become illegal for Société Générale or one of its affiliates to hold, acquire or dispose of Hedge Positions relating to the Underlying of the Notes or (Y) Rabobank or one of its affiliates will incur materially increased cost in performing its obligations under the Notes (including, without limitation, due to any increase in tax liability, decrease in tax benefits or other adverse effect on its tax position) (the Affected Underlying).
Upon the occurrence, in the determination of the Calculation Agent, on or prior to the Final Valuation Date or the last Averaging Date of a Change in Law, the Calculation Agent may decide, in consultation with the Issuer, with regard to the Affected Underlying by such Change in Law, to replace the Affected Underlying by a new underlying which is representative of the same economic or geographic sector.

Moreover, Condition 7(b) (i) and 7(b) (ii) (Adjustment to an Index) are amended by the following:
(A) If on or prior to the Valuation Date the relevant Index Sponsor makes or announces that it will make a material change in the formula for or the method of calculating a relevant Index or in any other way materially modifies that Index (other than a modification prescribed in that formula or method to maintain that Index in the event of changes in constituent stock and capitalisation, contracts or commodities and other routine events) (an "Index Modification"), then the Calculation Agent may:

- determine if such Index Modification has a material effect on the Notes and, if so, to calculate the Reference Level using, in lieu of a published level for that Index, the level for that Index as at the Valuation Time on the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating that Index last in effect prior to the change, failure or cancellation, but using only those securities/commodities that comprised that Index immediately prior to that Index Adjustment Event;

- or replace the Index by a new index provided that such index is (in the sole and absolute opinion of the Calculation Agent) (a) representative of the same economic or geographic sector (as the case may be), and (b) to the extent possible, representative of shares listed on one or more Exchanges of one or more OECD countries.

(B) If the Index ceased to be calculated and assumed by the Calculation Agent, or if (2) the Index ceased to exist, then the Issuer shall redeem the Notes at their Early Redemption Amount in accordance with condition 7(h)*(Market Value)* unless the Issuer appoints a new calculation agent or, in the second case, the initial Index is replaced by an alternative index proposed by the new Calculation Agent.

Provided that the eventual replacement similar index should be defined as :

An index whose main characteristics are similar to those of the Index, in the determination of the new Calculation Agent. The main characteristics of an index comprise, without limitation, its strategy, its currency, the asset class, geographical and economical sectors reflected in the index and, if relevant, representative of shares listed on one or more exchanges of one or more OECD countries.

For the purpose of these Final Terms, OECD means Organisation for Economic Co-operation and Development.

(k)	Trade Date:	17 March 2010
(l)	Exchange(s):	Each exchange on which components comprised in the Index are traded, from time to time, as determined by the Index Sponsor
(m)	Related Exchange(s):	Not Applicable
(n)	Other terms or special conditions:	None

EQUITY LINKED REDEMPTION NOTE PROVISIONS

32.	Equity Linked Redemption Notes:	Not Applicable

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33.	Credit Linked Redemption Notes:	Not Applicable

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable
37.	Instalment Notes:	Not Applicable
38.	Early Redemption Amount:	Such amount(s) determined by the Calculation Agent, in its sole and absolute discretion, which on the early redemption date of the Notes, shall represent the fair market value of the

		Notes and which shall have the effect – after taking into account, the cost of unwinding any hedging arrangements entered into in respect of the Notes – of preserving for the Noteholders the economic equivalent of the obligations of the Issuer to make the payments, in respect of the Notes, which would, but for such early redemption for taxation reasons or on Event of Default, have fallen due after the relevant early redemption date.
39.	Adjustment for Early Redemption Unwind Costs:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	Not Applicable
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
43.	Other final terms:	Not Applicable
44.	Further Issues provision:	Condition 18 applies

DISTRIBUTION

45.	(a)	If syndicated, names and addresses of Dealers and underwriting commitments:	Not Applicable
	(b)	Date of Subscription Agreement:	Not Applicable
	(c)	Stabilising Manager(s):	Not Applicable
	(d)	If non-syndicated, name and address of relevant Dealer:	Société Générale 17 cours Valmy 92987 Paris – La Défense Cedex France
	(e)	Total commission and concession:	Not Applicable
	(f)	U.S. Selling Restrictions:	Reg S Category 2; TEFRA D
46.	Additional selling restrictions:		Not Applicable

47. Additional United States Tax Considerations: Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on the regulated market of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms and to the best knowledge and belief of the Issuer the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information. Information on the Index (the "**Reference Information**") has been extracted from annual reports, Bloomberg, Reuters, official websites relating to the Index and/or other publicly available information. The Issuer confirms that the Reference Information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the sponsor of the Index, Bloomberg, Reuters and/or on official websites relating to the Index, and/or in other publicly available information, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

PART B – OTHER INFORMATION

1. **LISTING AND ADMISSION TO TRADING**

(i)	Listing and Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to the official list and traded on the regulated market of the Luxembourg Stock Exchange with effect from, at the earliest, the Issue Date
(ii)	Estimate of total expenses related to admission to trading:	EUR 2,290

2. **RATINGS**

Ratings: Not Applicable

3. **NOTIFICATION**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier* (CSSF), Luxembourg, with a certificate of approval attesting that the Offering Circular dated 21 December 2009 has been drawn up in accordance with the Prospectus Directive.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(a)	Reasons for the offer (other than general corporate purposes):	See "Use of Proceeds" wording in Offering Circular
(b)	Estimated net proceeds:	Not Applicable
(c)	Estimated total expenses:	Not Applicable

6. **YIELD** (*Fixed Rate Notes only*)

Indication of yield: Not Applicable

7. **HISTORIC INTEREST RATES** (*Floating Rate Notes only*)

Not Applicable

8. **PERFORMANCE OF INDEX/INDICES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE INDEX/INDICES** (*Index Linked Notes only*)

Under these Notes, the Noteholders will not receive any coupons during the term of the Notes. At maturity, the Noteholders are entitled to receive at least 70% of the Specified Denomination (the « Minimum Redemption Amount »).The return under these Notes is totally linked to the performance of the Underlying(s): the higher the performance, the higher the return. The return of these Notes is linked to the performances of the Underlying(s) as calculated on pre-determined Valuation Dates, and regardless of the level of such Underlying(s) between

these dates. As a result, the Reference Level of the Underlying(s) on these dates will affect the value of the Notes more than any other single factor.

9. **PERFORMANCE OF RATE(S) OF EXCHANGE/FORMULA/CURRENCIES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE RATE(S) OF EXCHANGE/FORMULA/CURRENCIES** (*Currency Linked Notes only*)

Not Applicable

10. **PERFORMANCE OF THE COMMODITY/COMMODITIES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE COMMODITY/COMMODITIES** (*Commodity Linked Notes only*)

Not Applicable

11. **PERFORMANCE OF RATE(S) OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING** (*Dual Currency Notes only*)

Not Applicable

12. **PERFORMANCE OF EQUITY/EQUITIES/REFERENCE FUND/FUNDS, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE EQUITY/EQUITIES/REFERENCE FUND/FUNDS** (*Equity Linked Notes and Fund Linked Notes only*)

Not Applicable

13. **INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE REFERENCE ENTITY** (*Credit Linked Notes only*)

Not Applicable

14. **OPERATIONAL INFORMATION**

(a)	ISIN:	XS0497560465
(b)	Common Code:	49756046
(c)	The Depository Trust Company:	Not Applicable
(d)	Any clearing system(s) other than DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification number(s):	Not Applicable
(e)	Delivery:	Delivery against payment
(f)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable

(g) Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International)):

Société Générale
17 cours Valmy
92987 Paris – La Défense Cedex
France

Disclaimer:

The SGI Ivory 7% is the exclusive property of SG. SG has contracted with S&P to maintain and calculate the index. S&P shall have no liability for errors or omissions in calculating the index. The annual fee and the performance fee as mentioned in the Index Rules shall benefit to any party replicating the Index, including Société Générale and any of its affiliates.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2118A

TRANCHE NO: 8

TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2010 due 22 January 2014 (the "Notes")

(to be consolidated and form a single series with the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 and the TRY 25,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 22 October 2009, the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 16 November 2009, the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 16 December 2009, the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2010 due 22 January 2014 issued on 22 January 2010, the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2010 due 22 January 2014 issued on 11 February 2010 the TRY 75,000,000 9.50 per cent. Fixed Rate Notes 2010 due 22 January 2014 issued on 4 March 2010 and the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2010 due 22 January 2014 issued on 24 March 2010 (together the "Existing Notes")

Issue Price of the Notes: 99.076 per cent. (plus 82 days accrued interest from and including 22 January 2010 to, but excluding, the Issue Date)

RBC Capital Markets

The date of these Final Terms is 12 April 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009, both relating to a recent development, which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2118A
	(ii)	Tranche Number:	8
3	Specified Currency or Currencies:		New Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 450,000,000
	(ii)	Tranche:	TRY 50,000,000
			On the Issue Date the Notes will be consolidated and form a single series with the Existing Notes
5	Issue Price:		99.076 per cent. of the Aggregate Nominal Amount . (plus 82 days accrued interest from and including 22 January 2010 to, but excluding, the Issue Date)
6	(i)	Specified Denominations:	TRY 1,000
	(ii)	Calculation Amount:	TRY 1,000
7	(i)	Issue Date:	14 April 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	22 January 2010
8	Maturity Date:		22 January 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		9.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	9.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 January in each year, commencing 22 January 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	TRY 95 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	TRY 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked	As set out in the Conditions

	Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note not less than 40 days after the Issue Date which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Istanbul and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.400 per cent. selling commission 0.225 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer:		**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		**Turkey** Each Manager has acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board ("**CMB**") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets (the "**Capital Markets Law**"). The Managers have represented and agreed that no disclosure document nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB. In addition, the Managers have represented and agreed that they have not sold or caused to be sold

		and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.5 producing a sum of (for Notes not denominated in Euro):	Euro 25,000,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Notes are to be consolidated and form a single series with the Existing Notes on the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 600

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Financial Market Authority (FMA) in Austria, *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de surveillance du secteur financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, Romanian National Securities Commission (*Comisia Naţională a Valorilor Mobiliare*) in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 49,792,623.29
(iii)	Estimated total expenses:	TRY 812,500.00 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	The yield of the Notes is 9.779 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0458474383
(iii)	Common Code:	045847438
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2193A
TRANCHE NO: 2

TRY 50,000,000 10.00 per cent. Fixed Rate Notes 2010 due 25 July 2013 (the "Notes")

(to be consolidated and form a single series with the TRY 50,000,000 10.00 per cent. Fixed Rate Notes 2010 due 25 July 2013 issued on 8 March 2010)

Issue Price: 101.355 per cent (plus 39 days' accrued interest from and including 8 March 2010 to but excluding 16 April 2010)

TD Securities

The date of these Final Terms is 14 April 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009, both relating to a recent development (together the '**Offering Circular**') which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and *www.bourse.lu.*

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2193A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 100,000,000
	(ii)	Tranche:	TRY 50,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the TRY 50,000,000 10.00 per cent. Fixed Rate Notes 2010 due 25 July 2013 issued on 8 March 2010
5	Issue Price:		101.355 per cent. of the Aggregate Nominal Amount plus 39 days' accrued interest from and including 8 March 2010 to but excluding 16 April 2010
6	(i)	Specified Denominations:	TRY 1,000
	(ii)	Calculation Amount:	TRY 1,000
7	(i)	Issue Date:	16 April 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	8 March 2010
8	Maturity Date:		25 July 2013
9	Domestic Note:		No
10	Interest Basis:		10.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	10.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	25 July in each year commencing on 25 July 2011 up to and including the Maturity Date
	(iii)	Fixed Coupon Amount:	TRY 100.00 per Calculation Amount
	(iv)	Broken Amount:	TRY 138.08 per Calculation Amount in respect of the period from and including 8 March 2010 to but excluding, 25 July 2011 (Long First Coupon)
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual – ICMA; unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note**		Not Applicable

	Provisions	
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	TRY 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or	As set out in the Conditions

	Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Istanbul, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	1.400 per cent. selling commission and 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:		D Rules

39	Additional selling restrictions:	Turkey The Dealer has acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board ("**CMB**") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets. The Dealer has represented and agreed that neither the Prospectus nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB. In addition, the Dealer has represented and agreed that it has not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.497817, producing a sum of (for Notes not denominated in Euro):	Euro 24,890,850
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 16 April 2010. The Notes are to be consolidated and form a single series with the TRY 50,000,000 10.00 per cent. Fixed Rate Notes 2010 due 25 July 2013 issued on 8 March 2010 which is listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, *Finanzmarktaufsicht* (*FMA*) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds:	TRY 50,369,246.58 (including 39 days' accrued interest)
(iii)	Estimated total expenses:	TRY 842,500 (comprising a combined management, selling and underwriting commission of TRY 812,500 and Dealer's expenses of TRY 30,000).

6 Yield

Indication of yield:	9.405 per cent. per annum.
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0491763842
(iii)	Common Code:	049176384
(iv)	German WKN-code:	A1AT7A
(v)	Valoren Code:	CH11073239
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2192A
TRANCHE NO: 2

ZAR 200,000,000 8.750 per cent. Fixed Rate Notes 2010 due 11 March 2014 (the "Notes")

(to be consolidated and form a single series with the ZAR 300,000,000 8.750 per cent. Fixed Rate Notes 2010 due 11 March 2014 issued on 11 March 2010 (the "Existing Notes")

Issue Price: 102.3750 per cent. (plus 36 days accrued interest from and including 11 March 2010 to, but excluding, the Issue Date)

RBC Capital Markets

The date of these Final Terms is 14 April 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009, the supplemental Offering Circular dated October 23, 2009 and December 8, 2009, both relating to a recent development (the "**Offering Circular**") which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2192A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		South African Rand ("**ZAR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	ZAR 500,000,000
	(ii)	Tranche:	ZAR 200,000,000
			On the Issue Date the Notes will be consolidated and form a single series with the Existing Notes
5	Issue Price:		102.3750 per cent. of the Aggregate Nominal Amount (plus 36 days accrued interest from and including 11 March 2010 to, but excluding, the Issue Date)
6	(i)	Specified Denominations:	ZAR 5,000
	(ii)	Calculation Amount:	ZAR 5,000
7	(i)	Issue Date:	16 April 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	11 March 2010
8	Maturity Date:		11 March 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		8.750 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	8.750 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	11 March in each year, commencing on 11 March 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	ZAR 437.50 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	ZAR 5,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of	As set out in the Conditions

	Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Johannesburg
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.400 per cent. selling commission 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Republic of South Africa. Each Manager will be required to represent and agree that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with South African exchange control regulations, and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has	Euro 20,410,000

	been translated into Euro at the rate of 0.102059 producing a sum of (for Notes not denominated in Euro):	
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 11 March 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Finanzmarktaufsicht (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ZAR 203,226,027.40
(iii)	Estimated total expenses:	ZAR 3,250,000 selling concession and combined management and underwriting commission

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	8.506 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which	No

	would allow Eurosystem eligibility:	
(ii)	ISIN Code:	XS0491174347
(iii)	Common Code:	049117434
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 12 March 2010, provided that the offer period: (i) in Austria will not commence until the filing required by the competent authority of Austria has been duly made; and (ii) in Germany will not commence until the Final Terms have been published in accordance with Article 14 of the Prospectus Directive.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of	Not Applicable

	pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2207A

TRANCHE NO: 1
Euro 2,000,000,000 3.375 per cent. Fixed Rate Notes 2010 due 21 April 2017
(the "Notes")

Issue Price: 99.559 per cent.

BofA Merrill Lynch | **Credit Suisse** | **J.P. Morgan** | **Rabobank International**

The date of these Final Terms is 19 April 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 8 May 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2207A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro
4	Aggregate Nominal Amount:		
	(i)	Series:	Euro 2,000,000,000
	(ii)	Tranche:	Euro 2,000,000,000
5	Issue Price:		99.559 per cent. of the Aggregate Nominal Amount of the Tranche
6	(i)	Specified Denominations:	Euro 1,000
	(ii)	Calculation Amount:	Euro 1,000
7	(i)	Issue Date:	21 April 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		21 April 2017
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	3.375 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.375 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	21 April in each year, commencing on 21 April 2011 and ending on the Maturity Date
	(iii) Fixed Coupon Amount:	Euro 33.75 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Euro 1,000 per Calculation Amount

25	**Final Redemption Amount (Equity Linked Redemption Notes) of Each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (*Condition* 13) *or* (*b*) *for illegality* (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index *Cancellation or* Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes

29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Credit Suisse Securities (Europe) Limited** One Cabot Square London E14 4QJ United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court

One Queenhithe
London EC4V 3RL
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom

	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	0.30 per cent. of the Aggregate Nominal Amount combined management, underwriting and selling commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		The Prospectus as well as any other material relating to the Notes does not constitute an issue prospectus pursuant to Articles 652a or 1156 of the Swiss Code of Obligations. The Notes will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Notes, including, but not limited to, the Prospectus, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Notes are being offered by way of a private placement to a limited and selected circle of investors in Switzerland without any public offering and only to investors who do not subscribe for the Notes with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time. The Prospectus as well as any other material relating to the Notes is personal and confidential to each offeree and do not constitute an offer to any other person. The Prospectus may only be used by those investors to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent

		One Queenhithe London EC4V 3RL United Kingdom **J.P. Morgan Securities Ltd.** 125 London Wall London EC2Y 5AJ United Kingdom **Merrill Lynch International** 2 King Edward Street London EC1A 1HQ United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	0.30 per cent. of the Aggregate Nominal Amount combined management, underwriting and selling commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	The Prospectus as well as any other material relating to the Notes does not constitute an issue prospectus pursuant to Articles 652a or 1156 of the Swiss Code of Obligations. The Notes will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Notes, including, but not limited to, the Prospectus, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Notes are being offered by way of a private placement to a limited and selected circle of investors in Switzerland without any public offering and only to investors who do not subscribe for the Notes with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time. The Prospectus as well as any other material relating to the Notes is personal and confidential to each offeree and do not constitute an offer to any other person. The Prospectus may only be used by those investors to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent

of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from 21 April 2010.
(iii)	Estimate of total expenses related to admission to trading:	Euro 4,600

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliàrios (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

As regards the offer to the public in Italy, the Offering Circular as supplemented by the supplemental *Offering* Circulars dated 23 October 2009 and 8 December 2009 has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive, Article 98 (2) of the Legislative Decree No. 58 of 24 February 1998, as amended, and CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), with the certificate; a copy of the duly approved Offering Circular and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009 and a translation into Italian language of the summary note included in the Offering Circular.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	*Reasons for the offer:*	Banking Business
(ii)	Estimated net proceeds	Euro 1,985,180,000
(iii)	Estimated total expenses:	Euro 6,000,000 (comprising a combined management, underwriting and selling commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	3.447per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSD's as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day

		credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the European eligibility criteria.
(ii)	ISIN Code:	XS0503734872
(iii)	Common Code:	050373487
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General — Applicable

(i)	Time period during which the offer is open:	30 days from 21 April 2010, provided that the offer period in Austria will not commence until the filing required by the competent authority of Austria has been duly made.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2206A
TRANCHE NO: 1
USD 90,000,000 Callable Zero Coupon Notes 2010 due 26 April 2030 (the "Notes")

Issue Price: 31.8949070 per cent.

Citi

The date of these Final Terms is 22 April 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, both relating to a recent development (together, the 'Offering Circular'), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2206A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 90,000,000
	(ii)	Tranche:	USD 90,000,000
5	Issue Price:		31.8949070 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 1,000,000
	(ii)	Calculation Amount:	USD 1,000,000
7	(i)	Issue Date:	26 April 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	26 April 2030
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(b)):	5.88 per cent. per annum
	(ii) Day Count Fraction (Condition 1(a)):	30/360 unadjusted
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	The Issuer has the right to call the Notes in whole, but not in part, on 26 April in every fifth year from and including 26 April 2011 to and including 26 April 2026
(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	The relevant Optional Redemption Amount shall be pro rated by the Calculation Agent, taking into account the holding of each Noteholder and shall be paid as follows:.

Optional Redemption Date	Optional Redemption Amount expresses as a Percentage of the Calculation Amount	Optional Redemption Amount per Calculation Amount (USD)
26 April 2011	33.77032800%	337,703.28
26 April 2016	44.93708900%	449,370.89
26 April 2021	59.79634000%	597,963.40
26 April 2026	79.56906800%	795,690.68

(iii)	If redeemable in part:	
	Minimum Redemption Amount:	Not Applicable
	Maximum Redemption Amount:	Not Applicable
(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than 5 Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	USD 1,000,000 per Calculation Amount

25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers Commission	Not Applicable
37		If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB United Kingdom
38		Applicable TEFRA exemption:	TEFRA D
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.740260 ,producing a sum of (for Notes not denominated in Euro):	Euro 66,623,400
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 26 April 2010
(iii)	Estimate of total expenses related to admission to trading:	EUR 8.700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Finanssivalvonta* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(iv)	Reasons for the offer:	Banking business
(v)	Estimated net proceeds	USD 28,705,416.30
(vi)	Estimated total expenses:	Not Applicable

6. Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0502956567
(iii)	Common Code:	050295656
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

7 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the	Not Applicable

	securities and for delivery of the securities:	
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2209A
TRANCHE NO: 1
EUR 654,000,000 Floating Rate Notes 2010 due 26 April 2011 (the "Notes")

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 23 April 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December, 2009 (the 'Offering Circular'), both relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2209A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 654,000,000
	(ii)	Tranche:	EUR 654,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	EUR 50,000
	(ii)	Calculation Amount:	EUR 50,000
7	(i)	Issue Date:	26 April 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling on or nearest to 26 April 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	3 month EUR-EURIBOR Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	26 January, 26 April, 26 July and 26 October in each year, subject to adjustment in accordance with the Business Day convention specified below commencing on 26 July 2010 and ending on the Maturity Date.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii) Screen Rate Determination (Condition 1(*a*)):	Applicable
	- Reference Rate:	3 month EURIBOR

		- Interest Determination Date:	The second TARGET Business Day prior to the first day in each Interest Accrual Period
		- Relevant Screen Page:	Reuters page 'EURIBOR01'
	(ix)	ISDA Determination (Condition 1(*a*)):)	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360 (adjusted)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		EUR 50,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for	As set out in the Conditions

	taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [●] producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 970

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0505410026
(iii)	Common Code:	050541002

(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

5 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2208A
TRANCHE NO: 1

AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2010 due 16 July 2013 (the "Notes")

Issue Price: 100.714 per cent.

RBC Capital Markets

KBC International Group

Zurich Cantonalbank

Bank Vontobel AG

BNP PARIBAS Fortis

Daiwa Capital Markets Europe

Deutsche Bank

Dexia Capital Markets

ING Commercial Banking

TD Securities

The date of these Final Terms is 27 April 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009, which, together with the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, both relating to a recent development, which together constitutes a base prospectus (the "**Offering Circular**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2208A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 100,000,000
	(ii)	Tranche:	AUD 100,000,000
5	Issue Price:		100.714 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	5 May 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:		16 July 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	16 July in each year, commencing on 16 July 2010 (short first coupon), and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount, save as set out in Broken Amount hereunder
	(iv)	Broken Amount:	AUD 11.84 per Calculation Amount in respect of the period from (and including) the Issue Date to (but excluding) 16 July 2010 (short first coupon)
	(v)	*Day Count Fraction (Condition 1(a)):*	Actual/Actual-ICMA unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	*Not Applicable*
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) *for illegality (Condition 7(j))* or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with *Condition 7(g) or (e) in the case of* Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the *Conditions*
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		Temporary Global Note exchangeable 40 days after the Issue Date for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE

Managers:

United Kingdom

KBC Bank NV
Havenlaan 12
GKD/8742
B-1080 Brussels
Belgium

Zurich Cantonalbank
Bahnhofstrasse 9
CH-8001 Zurich
Switzerland

Bank Vontobel AG
Bahnhofstrasse 3
CH-8022 Zurich
Switzerland

Daiwa Capital Markets Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Dexia Banque Internationale à Luxembourg, société anonyme, acting under the name of Dexia Capital Markets
69, route d'Esch
L-2953 Luxembourg
Luxembourg

Fortis Bank NV/SA
Montagne du Parc 3
B-1000 Brussels
Belgium

ING Belgium SA/NV
Avenue Marnix 24
B-1000 Brussels
Belgium

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square

			London EC2A 1DB United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition *14(a)*:	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.686747, producing a sum of (for Notes not denominated in Euro):	Euro 68,674,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,345

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, *Finanzmarktaufsicht* (FMA) in Austria, *Finanssivalvonta* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in the United Kingdom, *Commission de surveillance du secteur financier* (CSSF) in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Naţională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Comissão do Mercado de Valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	*Reasons for the offer:*	Banking business
(ii)	Estimated net proceeds	AUD 99,339,000
(iii)	Estimated total expenses:	AUD 1,375,000 (comprising a combined management selling and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 5.758 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0505052786
(iii)	Common Code:	050505278
(iv)	German WKN-code:	Not Applicable
(v)	Valoren Code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional	Not Applicable

	Paying/ Delivery Agent(s) (if any):	
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	From and including 27 April 2010 to 30 days *from 5 May 2010, provided that the offer period:* (i) in Austria will not commence until the filing required by the competent authority of Austria has been duly made; and (ii) in Germany will not commence until the Final Terms have been published in accordance with Article 14 of the Prospectus Directive.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2213A
TRANCHE NO: 1
USD 13,050,000 Step-Up Fixed Rate Notes 2010 due 4 May 2015 (the "Notes")

Issue Price: 100.00 per cent.

Rabobank International

The date of these Final Terms is 29 April 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circular dated 23 October 2009 and 8 December 2009, both relating to recent developments (the 'Offering Circular'), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2213A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollar ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 13,050,000
	(ii)	Tranche:	USD 13,050,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 1,000
	(ii)	Calculation Amount:	USD 1,000
7	(i)	Issue Date:	4 May 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		4 May 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Step-Up Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	From and including the Issue Date to but excluding 4 May 2011: 2.35 per cent. per annum payable annually in arrear From and including 4 May 2011 to but excluding 4 May 2012: 2.60 per cent. per annum payable annually in arrear From and including 4 May 2012 to but excluding 4 May 2013: 2.85 per cent. per annum payable annually in arrear From and including 4 May 2013 to but excluding 4 May 2014: 3.10 per cent. per annum payable annually in arrear From and including 4 May 2014 to but excluding the Maturity Date: 3.35 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	4 May in each year commencing on 4 May 2011 and ending on the Maturity Date.
	(iii) Fixed Coupon Amount (s):	From and including the Issue Date to but excluding 4 May 2011: USD 23.50 per Calculation Amount From and including 4 May 2011 to but excluding 4 May 2012: USD 26.00 per Calculation Amount From and including 4 May 2012 to but excluding 4 May 2013: USD 28.50 per Calculation Amount

		From and including 4 May 2013 to but excluding 4 May 2014: USD 31.00 per Calculation Amount From and including 4 May 2014 to but excluding the Maturity Date: USD 33.50 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	30/360 unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	***Equity Linked Interest Note*** **Provisions**	*Not Applicable*
21	***Dual Currency Note Provisions***	*Not Applicable*

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	USD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if *required or if different from that set out* in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for *taxation reasons (Condition 7(c)), or*	As set out in the Conditions

	(d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	*Redenomination,* renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the *temporary and/or permanent* Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system *shall be deemed to have been* given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank *International to the subscriber and* Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:		D Rules

39	Additional selling restrictions:	Applicable **Monaco** The Notes may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco duly authorized intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Notes. Consequently, this Final Terms may only be communicated to banks duly licensed by the "*Comité des Etablissements de Crédit et des Enterprises d'Investissement*" and fully licensed portfolio management companies by virtue of Law n° 1.144 of July 26, 1991 and Law 1.194 of July 9, 1997 duly licensed by the "*Commission de Contrôle de la gestion de portefeuilles et des activités boursières assimilées*". **Netherlands Antilles** The Notes (including rights representing an interest in a Note in global form) that are offered, as part of the initial distribution or by way of re-offering, in the Netherlands Antilles, shall, in order to comply with the Netherlands Antilles National Ordinance on the supervision of banking and credit institutions 1994 (*Landsverordening toezicht bank- en kredietwezen* 1994, the NOSBC), only be offered, sold, transferred or delivered in the Netherlands Antilles to credit institutions licensed in accordance with the NOSBC or with the benefit of an individual exemption granted by the Central Bank of the Netherlands Antilles (*Bank van de Nederlandse Antillen*).
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.733766 producing a sum of (for Notes not denominated in Euro):	Euro 9,575,646.30

43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i) Listing:	Euronext Amsterdam
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from the Issue Date
(iii) Estimate of total expenses related to admission to trading:	EUR 2,650

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, *Finanzmarktaufsicht* (FMA) in Austria, *Finanssivalvonta* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in the United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de Valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	USD 13,050,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0503600917
(iii)	Common Code:	050360091
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable



http://www.rabobank.com/content/ **Rabobank**

Rabobank Group

Volcano eruption triggering disruption in certain F&A sectors

22-4-2010 | Food and Agribusiness news

"The eruption of Iceland's Eyjafjallajökull volcano and the resulting airspace closure across large parts of Europe is having limited impact on food & agribusiness (F&A) as a whole. However, trade disruptions have significantly affected specific F&A sectors", says Rabobank's analyst Cindy van Rijswick. Cut-flowers, fresh fruits and vegetables and seafood are the products most impacted. Those suffering most are specialised trading companies and the farmers in developing countries who depend heavily on the European market for selling their perishable products.

Specific fresh fruit and vegetable trade flows impacted strongly
More than in Europe (EU), the airspace closure has been felt by farmers and exporters in Africa, Asia and South America that rely partly on the European market for their perishables. Although a large proportion of fresh fruit and vegetables consumed in the EU is imported from third countries, the estimated air-freighted share of fresh fruit and vegetable imports in the EU ranges from 2% to 5%. Most of the imported products—such as bananas, apples, pears and citrus—are transported by sea. The main air-freighted products include beans, grapes, peas, exotic fruit, asparagus, cherries, peppers and berries.

For the European fruits and vegetables industry, the effects will be fairly marginal if the disruptions can be resolved in the short term due to the fact that limited alternative markets are easier to find for European producers compared to developing country farmers. Food retailers have not reported empty shelves up to now.

East-African flower industry hit hard
"For the East African flower industry, the impact of the flight ban is significant", said Rijswick. The Kenya Flower Council is reporting losses of USD 2 million a day for the Kenyan flower industry. For Kenya, the flower industry is its main export earner, and 97% of the flowers produced are exported to the EU. They are all transported by

air as time is of the essence for delicate and highly perishable products like cut flowers.

For some of Kenya's flower businesses, the current difficulties could be the straw that breaks the camel's back. Cut-flower prices have been under pressure for more than two years now because of the growing global supply of cut flowers and a drop in demand in Europe resulting from the economic downturn. Moreover, the Kenyan flower industry has suffered due to the prolonged drought.

Impact on seafood industry significant and widespread

"The short-term impact of the flight ban on the seafood industry is significant and widespread", Rabobank's seafood analyst Gorjan Nikolik adds. Western Europe is a major importer of seafood, a part of which is fresh and transported by plane. Suppliers will need to find alternative routes to reach their market resulting in higher costs.

"The salmon farming sector is less impacted than the wild catch in the North Atlantic. Located in Norway and Scotland, salmon farmers can use land transport to reach the main European markets. Some airports, such as those in Sweden and northern Norway, are still open for exports to Russia, Asia and sporadic flights to North America", said Nikolik. Early estimates indicate that so far lost exports by Norwegian salmon farmers alone are around GBP 3 million.

Looking forward

In the coming weeks, the true magnitude of the impact of the volcanic eruption and the resulting airspace closure will become clear for food & agribusiness. If more volcanic eruptions follow and planes have to be grounded again, the discussions on vulnerability and desirability of air-freighted food transportation will definitely proceed.

The current situation may lead those farmers and traders who are largely dependent on air freight to consider options for reducing their dependency on a single mode of transportation or single market. Furthermore, the current situation reinforces the importance of a company's flexibility and financial buffer to overcome unforeseen challenges



Rabobank

Rabobank Group

Alternative to bank tax

22-4-2010 | Economic news

The prevailing public opinion is rightly that taxpayers should not have to pay for the damage in the event of a financial system crisis. Within a well-functioning financial sector, this risk should be borne first and foremost by the market players themselves and not by the state. Chief Executive Officer Rabobank Group Piet Moerland says.

A bank tax
Numerous voices worldwide are adamantly calling for the introduction of a bank tax. The idea is that this tax can be used to form an emergency fund that can absorb any future system crises and consequently protect taxpayers from having to foot the bill for the damage. It is perfectly understandable that this idea is being put forward, particularly in a climate in which the banks are being held accountable for contributing to the financial crisis by taking what in retrospect turned out to be irresponsible risks.

A better alternative to a bank tax
We do not, however, believe that the idea of a bank tax is a good concept. The primary reason I am saying this is not because Rabobank has been able to weather the financial crisis on its own strength without having to appeal for state support. The main point for me is that there is a better alternative to a bank tax that is aimed at achieving the same objective: protecting taxpayers from having to pay for the damage. What's more, unlike a bank tax, our plan can actually help prevent another financial system crisis.

Rabobank recently introduced an innovative bond to the market with tremendous success. This bond features the unique characteristic that the majority of the debt will be converted into equity should something along the lines of a system crisis occur. In plain language it is a security that will instantly be transformed in the event of a stress situation. It is a loan that would then turn into core capital, in other words the buffer capital required to absorb shocks. Rabobank pays institutional investors a risk premium as remuneration for creating this flexibility in the balance sheet in exchange for their willingness to absorb this stress risk.

It is important to note in this regard that Rabobank, as one of the world's strongest banks, needs this instrument the least of all the system banks. We have, however,

nonetheless taken this step because we believe it enables us to establish a standard in the market. Fellow banks in other countries have expressed keen interest in finding out more about the ins and outs of this instrument.

An 'emergency fund'

It essentially comes down to the fact that the new regulations for banks (Basel III) will not only tighten the requirements regarding the amount of available capital (core capital), but will also demand banks to hold a sufficient amount of this capital, dubbed 'contingent convertible capital', to ensure that every bank's buffers are adequate to survive on their own strength without state support in the event of a system crisis. In other words: every system-relevant bank will be required to create an 'emergency fund' tailored to its specific risk profile that can be activated should a crisis situation arise.

The moral hazard problem

This plan is better than a bank tax. A bank tax would create a fund that banks that take excessive risk (i.e. the moral hazard problem) could turn to in the event of an emergency. And that is exactly what we need to avoid. Banks that take excessive risk are precisely the ones that should not receive assistance and should have to bear the brunt of their own actions.

A sharp eye on risk profile

Requiring bondholders to pay for the damage themselves means they will have a large vested interest in keeping a sharp eye on the related bank's risk profile. A bank that takes excessive risks will be forced to pay an extremely high interest rate on bond issues and will consequently only be burning their own fingers.
The proposed solution fits in perfectly with the proposals for more stringent regulations (Basel III) that are currently being developed in Europe. The regulator must furthermore be equipped with more robust legally established authorities.

A viable alternative

While Rabobank is opposed to the idea of a bank tax, we are presenting a viable alternative. It will achieve exactly the same goal of protecting taxpayers from having to foot the bill, because we are also convinced that this is a noble aim. What's more, this alternative will also make it possible to prevent another financial system crisis.

Chief Executive Officer Rabobank Group, Piet Moerland
(This column was printed in de Volkskrant on 20 April 2010)



Rabobank

Rabobank Group

Rabobank Group Annual Report and Financial Statements 2009

21-4-2010 | Other news

On 21 April 2010 Rabobank Group published the full 2009 Annual Report and Financial Statements Both documents are available on www.rabobank.com/annualreports. This website has been Rabobank Group's single location for financial reporting for two years. It contains all Rabobank Group's financial data as well as information on corporate social responsibility. The number of printed reports has been reduced to a minimum, thus contributing to a reduction in use of paper.

The website has been improved over the past few years based on user surveys. It contains a number of new features, such as the visitor's option to compile his or her own report, and a chart generator including key data. All reports are available in different formats, including html and as downloads, with internal and external context links being provided. Another new feature is the video page, showing short videos and a visual summary of the year under review.

In addition to the annual reports website, a mobile website has been set up showing users the 2009 key figures at a glance: m.keyfiguresrabobank.com.

Online reporting
Rabobank Group has added a continuing report on CSR facts and figures to its annual reporting. These facts and figures are part of Rabobank Group's reporting and are available on www.rabobank.com/csr-figures . New figures will be added in the course of the year.

Rabobank Group will publish its Interim Report 2010 on 25 August 2010.

Related information

- Rabobank Group Annual Reports
- Rabobank Group Annual Results 2009 on your mobile



Rabobank

Rabobank Group

Global animal protein markets will become more heterogeneous

20-4-2010 | Food and Agribusiness news

During the VIV Europe in Utrecht on 20 April Rabobank analysts Dirk Jan Kennes and Albert Vernooij addressed the challenges which the global meat sector and the global egg sector face with the rapidly changing consumer attitude and behaviour towards food.

A dynamic meat market towards 2020

"Consumer demand for meat will become even more heterogeneous towards 2020", senior industry analyst Dirk Jan Kennes said. "Next to intrinsic product quality parameters (e.g. taste, pathogen free), animal welfare and environmental parameters become more important in consumers' buying behaviour, especially in developed countries".

Sustainability determines opportunities in developed countries, especially in the European markets where competition is intensifying as consumption stagnates and production increases. Sustainability involves animal-friendly accommodation, low-emission sty systems that fit in with the surroundings, manure disposal and regionally closed cycles. In the short run opportunities lie mainly in Northern and Northwest Europe where the markets set strict requirements of sustainably produced meat.

Contrary, in emerging markets demand of meat is driven by changing diet patterns due to growing world population, rising standards of living and urbanisation. This will heighten competition as demand is outstripping production in many of these countries given the scarcity of raw materials. This makes availability of sufficient raw materials crucial for the development of the meat industry in these countries,

Especially China is facing the dilemma of importing more raw materials to produce meat locally or to import the meat directly. Driven by the growing food industry and the fact that pigs are less sensitive to diet compositions, pork production is likely to stay in China. Poultry relies heavily on straight quality grains and oilseeds. Therefore it can be expected that China accept poultry imports when negotiations ask for it.

Feed to meat

"In the short term (next 2 crop years) feedstock prices are expected to remain at their

current highs and will be volatile while from 2010 onwards markets are likely to be more bearish due to new equilibrium and associated higher stocks levels", Kennes said. This will certainly generate a production response from farmers.

Sustainable eggs
"The shift to more sustainable production of eggs is increasing as the consumer demand for these products is growing in Europe", said Industry Analyst Albert Vernooij. Retail is increasingly banning cage eggs in favor of free range eggs driven by both pressure from animal welfare organizations and the European cage ban on 1 January 2012. Globally, egg demand will continue its steady growth. Due to its low price compared with other proteins, eggs are the first protein for consumers moving from a grain based to a protein based diet.



Rabobank

Rabobank Group

New alliance FMO and Rabobank in emerging markets

20-4-2010 | Press Releases

Joint goal to provide know-how and innovative products for sustainable development

On March 31st, FMO's CEO Nanno Kleiterp and Rabobank Chairman Piet Moerland signed a Letter of Understanding to further enhance the cooperation between the two financial institutions in the areas of food and agribusiness, Corporate Social Responsibility and sustainable energy. Both FMO and Rabobank have identified the need to make sustainable development and sustainability an integral part of their corporate business model. The Netherlands-based financial institutions therefore have a joint goal in supporting and encouraging their customers in carrying out their business in a sustainable manner through providing them with know-how and innovative products that create opportunities for them.

A concrete extension of this partnership is the alliance between Rabobank International Services and FMO's Fund Emerging Markets (FOM), a joint initiative of the Dutch Ministry of Economic Affairs and FMO, which aims to provide financing for Dutch companies' investments across many sectors in emerging markets. As a result of this alliance, Rabobank will source potential FOM-clients from its Dutch client-base while FMO will share its expertise relating to the joint venture or daughter companies in emerging markets with Rabobank. As such FMO and Rabobank will jointly, but on a parallel-basis, finance the Dutch mother company (Rabobank) and the joint venture or daughter company (FMO). The aim of this non-exclusive cooperation is to move more Dutch companies to invest in developing countries and emerging markets and by doing so support the economy of the specific developing country.

"We are very enthusiastic about this partnership", Piet Moerland said. "It is a good example of two entities adding value and joining forces for a better service to our customers. The chances to realize opportunities in emerging markets for our clients will improve as a result of this relationship. For Rabobank it is another step in our commitment to support sustainable development and sustainability. It is good to see the partnership taking off with such a concrete activity as with the Fund Emerging

Markets (FOM) for it is not only about the plans that you make. Ultimately it is the action that you will take that will make the difference."

At the signing, FMO's CEO Kleiterp commented: "Rabobank already was an important and much appreciated partner for FMO, and this specific cooperation enables us to better service our clients and serve both Dutch companies and companies in emerging markets that have growth potential. Our ultimate goal is to provide the best possible financing solutions for entrepreneurs in developing countries and emerging markets and by doing so stimulate the local economy in a sustainable way."



Rabobank

Rabobank Group

An international desk down under

16-4-2010 | Other news

Rabobank also opened an international desk in Australia and New Zealand this April. It serves Dutch business clients who wish to conduct business activities 'down under'. Ralph Ramdhani is in charge of the desk.

No small player
Australia has been familiar territory for Rabobank since 1990. While the bank launched operations in the region in the early nineties with only a limited range of products and one branch office, since 1994 more branch offices have been opened and the product range has been expanded through the acquisition of the former PIBA Bank.

It shared the same culture as Rabobank and this clearly benefited the introduction of the brand, comments Ramdhani who has been working in Sydney since mid-February. 'The employees here are proud to work for Rabobank and you can really sense it. Rabobank is currently represented in the region with 54 branch offices in Australia and 32 branch offices in New Zealand. With 1,000 FTEs and total assets of more than 19 billion euros, Rabobank is clearly no longer a small player in these two countries.'

Gradual development
Despite Rabobank's growing presence in the area, an international desk was not opened in Australia and New Zealand until very recently. This is because Rabobank International is developing this international service for Dutch business clients step by step. The desk for Australia and New Zealand is the fourteenth to be opened following the introduction of this service in eight European countries, Turkey, Chile, China, Hong Kong and the US. Dutch business clients frequently run up against either a much more limited range of services or a lack of interest at banks.

'Rabobank can present Dutch clients with excellent proposals thanks to our ability to offer international financing constructions and payment services. This recently meant we were able to help arrange financing locally for a client of another bank through the international desks in China, the United States and Australia. The company's head office in the Netherlands is consequently now considering moving all their banking business to Rabobank. '

Not only food & agri
Rabobank has traditionally been a genuine food & agri bank in Australia and New Zealand. 'But we provide all the necessary support through our international desk. We are here to serve both food & agri clients and Dutch business clients from all other sectors.'

As is the case at every International Desk, the local member banks (in the Netherlands) continue to be the client's contact person throughout the entire process. Ramdhani works behind the scenes with Rabobank colleagues in Australia or New Zealand and with the International Finance Manager in the Netherlands to ensure that the bank optimally meets the client's needs.

'I used to work at Rabobank Amsterdam in the Netherlands and was consequently able to see first-hand how that side of the international partnership operates. It is an absolutely fantastic opportunity to now have the chance to embark on this adventure here. Sydney is a sensational city and I already feel right at home. I walk to work every day without a jacket and with a big smile on my face. What else could a person want?'



Rabobank

Rabobank Group

IMF interference is a mixed blessing

12-4-2010 | Economic news

The IMF is going to play a key role in solving the problems in Greece. While only a couple of years ago there were growing calls to abolish the IMF, the fund has now made a decisive comeback. It's all in the game. Rabobank Chief Economist Wim Boonstra takes a moment to reflect on the IMF.

How happy should we be with the IMF's interference?
It is an indisputable fact that the IMF has vast applicable experience in assisting countries that are facing financial difficulties. Over recent decades the fund has helped dozens of countries to solve their financial problems. The IMF's working method has, however, also been widely criticised through the years. A diverse range of criticisms have been levelled at the IMF. One point of criticism is targeted at the core of the medicine this institution administers that is based on less government interference, greater market forces and sound financial policy. While there is, incidentally, in my opinion nothing wrong with this approach, the IMF has always been under fire within the circles of development economists.

Mixed blessing
The liberalisation of cross-border financial transactions constituted a set component of the IMF prescription. Unrestricted cross-border financial transactions are at best a mixed blessing for countries whose financial systems have not yet been fully developed. This was revealed during the Asia crisis in the late 1990s during which the IMF was said to have played 'an excellent role'. This crisis caused a series of countries to become financially and economically infected and as a result they too ended up in difficulties. Chile was one of the countries at the time that paid little attention to the IMF's recommendations on international capital transactions and it ultimately withstood the aftermath of this crisis by far the best of all the emerging countries. Just to refresh your memory: the IMF had not exactly applauded the Chilean approach before that time. When the Asia crisis broke out, most Asian countries made the walk of shame to the IMF, with the exception of Malaysia. It followed its own path and introduced capital controls on international financial transactions. While Malaysia was consequently bombarded with criticism, in the end it did not emerge from the crisis any worse off than the other affected countries. What's more, the countries that did turn to the IMF considered the imposed policy conditions to be so unreasonable that to this very day they continue to keep their

currency exchange rates undervalued and to build up unimaginable amounts of reserves to ensure they will never again have to resort to the IMF.

Learning from past experiences

If the IMF had given countries greater freedom to curb incoming capital transactions, the entire Asia crisis might never have even come about. But in reality the stance taken by the IMF some twelve years ago actually means that the fund has unintentionally also played into the hand of the current global balance of payments imbalances. This is because the converse side of the inconceivable amounts of reserves is the US savings deficit, which is one of the main causes of the current crisis. It is nonetheless commendable that the IMF has demonstrated that it is an organisation that learns from past experiences. It has drawn lessons from its mistakes and has modified the orthodoxy regarding international finance. The IMF is also completely conscious of the role it played in the run-up to the current crisis. IMF Chief Strauss-Kahn spoke about this fact in Istanbul only last year.

So should we be happy with the interference of the IMF?

Only history will tell whether the EMU will be better off thanks to the IMF's interference. It is, however, in any event a good thing that the European political world will continue to keep an eye on these developments. Because while the IMF is on the whole a fine institution, it is certainly not infallible.

Dr. Wim Boonstra, Chief Economist Rabobank

Dr. Boonstra has published numerous articles on banking, financial markets, international economics and business cycles.